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REGISTRANT'S NAME L'ORÉAL S.A.

*CURRENT ADDRESS 41 rue Martre
92117 Clichy
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FEB 11 2003
THOMSON FINANCIAL

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DATE: 2/3/03

L'ORÉAL

2001



Founded nearly a century ago by the chemist Eugène Schueller, L'Oréal has consistently applied its policy of investing in research, ensuring that its products meet the highest possible standards of quality, safety and innovation. Today, the group contributes to the beauty of women and men all over the world, providing everyday solutions that enhance their sense of well-being.

Contents



The L'Oréal Annual Report comprises three separate documents:

1 - a general brochure;

2 - the consolidated financial statements, available to the financial community on Thursday 4th April, 2002;

3 - the Management Report and the L'Oréal S.A. parent company financial statements plus additional information as required by law, available two weeks prior to the Annual General Meeting convened for Wednesday 29th May, 2002.

Board of Directors

Lindsay Owen-Jones, CBE
Chairman and Chief Executive Officer

Jean-Pierre Meyers
Vice-Chairman

Liliane Bettencourt

Françoise Bettencourt Meyers

Peter Brabeck-Letmathe

Francisco Castañer Basco

François Dalle

Rainer E. Gut

Marc Ladreit de Lacharrière

Olivier Lecerf

Édouard de Royère

Michel Somnolet

The presentation of the Directors is on page 57.

Auditors
Pierre Coll
Étienne Jacquemin

Substitutes
Jean-Paul Picard
Étienne Boris

From sustained growth



"By adding to our winning strategy an increasingly strong awareness of our responsibilities, we aim to achieve truly sustainable growth."

2001: the 17th consecutive year of double-digit growth

Numerous product successes and strong momentum from international expansion compensated for the disruption caused by the world economic downturn and the tragic events of 11th September, 2001. Strong organic growth, the rapid integration of acquisitions and further improvement in margins enabled us to achieve a very good year in 2001.

Innovation across the brand portfolio

Fuelled by the group's research resources, our brands launched a large number of star products, including Lumia by GARNIER, Absolue from LANCÔME, Elsève Regenium, Intensifique mascara and Plénitude Body Expertise from L'ORÉAL PARIS, Age Fitness by BIOTHERM, Oléo Relax from KÉRASTASE and Novadiol by VICHY. These innovations enabled our brands to reach out to new consumers, including men, older as well as young women, and to open up new market segments.

Growth momentum across the globe

The disruptions which affected the trading environment during 2001 led to a slowdown in growth in North America, following several years of spectacular progression. However, alongside this, growth remained firm in Western Europe, L'Oréal's traditional market, strengthening the group's already very substantial positions.

to sustainable growth

New markets, which now represent around a fifth of total cosmetics sales, continued to advance at a rapid pace which underpins the overall growth of the group. For instance, Russia registered accelerated growth of +53% following an already dynamic increase in 2000. In addition, we achieved strong growth in China (+23%), Brazil (+29%), Thailand (+34%) and India (+23%), confirming the potential of these markets as future growth drivers.

In the last few years, the group has achieved a better balance of development across the range of product categories, across different retail channels and across geographical zones, creating an additional asset for the group when faced with fluctuating economic conditions.

Rapid integration of recent acquisitions

In the last couple of years the group has purchased several businesses, notably the American brands MATRIX, KIEHL'S, BIOMEDIC and CARSON, and the Brazilian brand COLORAMA. Each of these new businesses has been rapidly integrated and positioned within their respective Divisions. So, within months of its purchase, CARSON was coupled with SOFT SHEEN to create the leading brand worldwide for ethnic products, SOFT SHEEN.CARSON. Equally, COLORAMA was linked with MAYBELLINE and BIOMEDIC with LA ROCHE POSAY. Already in 2001, and ahead of our initial objectives, the impact of these acquired businesses on the group's financial results is slightly positive.

Further improvement in profit margins

The group's strong organic growth has been accompanied by further improvement in margins. This arises both from the greater focus of international development on core strategic brands, which continue to generate economies of scale, and also from better management of inventories and industrial costs. Furthermore, margins in new markets have improved sharply, a process already undertaken last year.

Success from SANOFI-SYNTHÉLABO

SANOFI-SYNTHÉLABO again made an excellent contribution to L'Oréal's results (up by 44%), highlighting the dynamism and success of the company created when the two laboratories were merged.

A strengthened balance sheet

Finally, an already strong balance sheet has been reinforced by a significant reduction in L'Oréal's debt. The cash flow generated during the year has enabled the group to halve the value of its debt as a percentage of equity, to 12.6% by the year end.

A clear strategic vision for further years of strong growth

Dedication to a profession of enduring relevance

The concepts of beauty and of well-being have always been inseparably linked. To take care of one's appearance is not just to please others; it is also and probably primarily to please oneself, to feel comfortable and confident in one's relations with others.

A form of self-expression, the use of beauty products is not only a manifestation of personal liberty, it is also a sign of openness to others. This is doubtless why our profession, which has existed since the earliest societies, is constantly changing and re-inventing itself, enabling us to anticipate the future with confidence.

L'Oréal, the world leader in the sector, has devoted its activity almost exclusively to this fine profession, covering all its forms: care, style and colour for hair, care for the skin, make-up and perfume.

More recently, dermatology has enabled us to deepen our approach to skin research, while opening up the possibilities of a new profession that complements our traditional activities.

Staking our success on innovation and quality

Founded by a chemist, L'Oréal has, from the outset, chosen to base its success on technological innovation. Another manufacturer once wrote "I sell hope in a jar". On the contrary, we believe that it is only quality and innovation that can, over time, really satisfy consumers who are ever more demanding and increasingly diverse. A body of over 2,700 scientists testify to our commitment to this belief. Over and above this, by producing ourselves over 94% of the product ranges we sell, we recognise the part played by our own manufacturing sites in delivering overall quality.

Focus on a limited number of worldwide brands with diverse origins

The group's capacity to innovate is made available to a select number of brands, which all, in their own way, represent an activity with global reach.

After several years of concentration and merging, 14 brands make up over 92% of the group's cosmetic sales. But they no longer all have a French heritage. A second hub of global creativity has been established in New York, focussed on the brands RALPH LAUREN, REDKEN and MAYBELLINE, recently joined by MATRIX and KIEHL'S.

In 2002 another landmark will be achieved with the management of the Japanese brand SHU UEMURA, thus anticipating the creation of a 3rd creative hub in Tokyo.

Development of promising new reservoirs of growth

The cosmetics market has continued to grow in the developed countries by about 5% each year. In these countries, L'Oréal's target is to continue to win market share.

At the same time we are making substantial investments in many new markets to speed up the pace of present and future growth.

We now operate in 130 different countries, and are seeing our investments starting to pay off. Very strong growth rates in Asia outside Japan (17 %), in Latin America (14 %) and in Eastern Europe (21%) mean that we have high hopes for the coming years.

Organic growth as a core priority

Each year the L'Oréal teams set out to meet the objectives of strong organic growth coupled with steady improvement in margins. This proven business model is able to satisfy customers and employees alike, and to create value for our Shareholders. It is only possible to achieve this with a determined policy of improved industrial productivity, of controlled purchasing and of tightly managed non-productive overheads.

Our acquisitions are determined by an extremely selective policy. They are designed to supplement our growth by adding new brands with global potential, occupying promising market sectors where the group is not yet active, or by acquiring regionally strong brands. The purpose of this latter group is to be linked with or even absorbed into existing global brands to accelerate their international expansion.

Full involvement of company personnel

Our teams can only be mobilised to achieve high organic growth if employees are actively involved in and motivated by the corporate objective.

L'Oréal has a clear aim to enable company staff to benefit from the company's economic success. For example, a manual worker in France on an average salary of € 23,400 received a profit sharing bonus of € 3,950 in 2001.

Our "Worldwide Profit Sharing" programme is designed to gradually extend these benefits to all personnel worldwide. It will yield a payment equivalent to one week's additional salary for the results of 2001. We intend to raise this to over one month's additional salary in the 3 coming years, providing our profit targets are achieved. Moreover, the group's stock option plan now extends to over 2,500 of our managers, roughly a quarter of the management staff worldwide.

L'Oréal is also committed to ensuring that all its employees enjoy excellent working conditions.

A group respecting fundamental values

If growth is to be sustainable, it must be based both on a winning strategy and on a sincere awareness of our responsibilities to everyone who plays a part in the company and in its wider environment.

Respect for nature led L'Oréal to set itself ambitious targets over 10 years ago to limit the impact of its activities on the environment, in an industry which consumes relatively small amounts of natural resources.

Respect for men and women means that L'Oréal has centred its growth and corporate culture on strong ethical principles. These principles are set out in an ethical charter which has been issued to every one of our employees.

Respect for the community has led L'Oréal to take a large number of initiatives in cultural, humanitarian and scientific fields. The group's partnership with UNESCO is specifically aimed at promoting the role played by women in scientific research, and helping more women take up scientific careers worldwide.

Sustainable growth

A constantly growing market, advanced technologies, strong brands of global stature, and a good geographic and business sector balance. After 17 consecutive years of double-digit growth, we are paving the way for continuing and sustainable growth in future years.

We will strive to achieve this aim with all the women and men who work for L'Oréal. Our successes stem primarily from their enthusiasm and determination.

I wish to take this opportunity to thank them.

The quality of their commitment is the key to our confidence in the future.

Lindsay Owen-Jones
Chairman and Chief Executive Officer of L'Oréal



Lindsay Owen-Jones, CBE
Chairman and Chief Executive Officer

Management

Jean-François Grollier
Executive Vice-President
Research and Development

Béatrice Dautresme
Executive Vice-President
Strategic Business Development

Jean-Jacques Leb
Preside
Professional Produc



Giorgio Galli
Executive Vice-President
Corporate Communications
and External Affairs

Marcel Lafforgue
Executive Vice-President
Production and Technology

Committee

Patrick Rabain
President
Consumer Products

Michel Somnolet
Executive Vice-President
Administration and Finance

Gilles Weil
President
Luxury Products



François Vachey
Executive Vice-President
Human Resources

L'Oréal financial highlights

Key group figures

Breakdown of share ownership as of 31st December, 2001



Mrs Bettencourt and her family
51%
Nestlé
49%
Gesparal
53.70%
L'ORÉAL
Public
46.30%

L'Oréal in 2001 (€ millions)

	2000	2001	Growth
Consolidated sales	12,671	13,740	+8.4%
Pre-tax profit of fully consolidated companies	1,322	1,502	+13.6%
Net profit before capital gains and losses and after minority interests	1,028	1,229	+19.6%
Fully diluted earnings per share (€)	1.52	1.82	+19.6%

Dividend

(excluding tax already paid to French Treasury, or tax credit)	Paid in 2001	Proposed for 2002[1]	Growth
In euro	0.44	0.54	+22.73%

(1) - Annual General Meeting on 29th May, 2002.

L'Oréal cosmetics branch

Breakdown of 2001 consolidated cosmetics sales by division


54.4%
Consumer Products
4.9%
Active Cosmetics
13.5%
Professional Products
26.5%
Luxury Products

	€ millions	Growth
Consumer Products	7,282	+8.0%
Luxury Products	3,550	+4.9%
Professional Products	1,811	+19.3%
Active Cosmetics	653	+13.6%
Total cosmetics sales[1]	**13,394**	**+8.7%**

(1) – The difference between the total cosmetics sales and the combined total of the 4 divisions and department consists mainly of mail order sales.

Breakdown of 2001 consolidated cosmetics sales by geographic zone


49.1%
Western Europe
31.8%
North America
19.1%
Rest of the World

	€ millions	Growth
Western Europe	6,581	+5.6%
North America	4,257	+14.0%
Rest of the World	2,556	+8.8%
Total cosmetics sales	**13,394**	**+8.7%**

Pre-tax profit of fully consolidated companies by branch

	€ millions	Weight	Growth	% of sales
Cosmetics	1,446	96%	+13.3%	10.8%
Dermatology	51	3%	+6.4%	17.4%

Adjusted operating profit[2] of the cosmetics branch by geographic zone
(% of sales)

	2000	**2001**
Western Europe	13.6%	13.3%
North America	11.9%	12.3%
Rest of the World	5.7%	8.1%
Cosmetics total	**11.6%**	**12.0%**

(2) – Adjusted operating profit, i.e. including exchange gains and losses.

A sound financial structure

Balance sheet, cash flows and financial ratios

Balance sheet 2001 (€ millions)


Total
14,872
ASSETS
LIABILITIES
Net fixed assets
8,140
7,199
Shareholders' equity
11
1,547
Minority interests
Provisions for liabilities and charges
Stocks and debtors – net
4,769
2,939
Debt
3,170
Current liabilities
Cash and short-term investments
1,954
Others
9
6
Others

Sources and applications of funds 2001 (€ millions)


SOURCES
APPLICATIONS
Net book profit of fully consolidated companies
987
543
Capital expenditure
Depreciation and provisions
556
1,059
Operating cash flow
Others -125
-121
Change in working capital requirements
-63
Dividends received from equity affiliates
Cash flow
1,418

Financial ratios

	2000	2001
Pre-tax profit of fully consolidated companies / Sales	=10.4%	10.9%
Net profit before capital gains and losses and minority interests of fully consolidated companies / Sales	= 8.2%	9.0%
Net profit before capital gains and losses after minority interests / Opening Shareholders' equity	=18.8%	19.9%
Net borrowings / Shareholders' equity plus minority interests	=28.4%	12.6%

(1) - See Accounting principles (Volume 2 of the Annual Report).

Rising levels of performance

Consolidated sales
(€ millions)


13,740
+8.4%
12,671
10,751
+17.9%
+12.1%
1999
2000
2001

Consolidated sales by branch[1]
(€ millions)


13,394
12,317
10,481
199
263
292
1999
2000
2001
Cosmetics
Dermatology

(1) - The group's business is organised into two key branches: cosmetics and dermatology. The other divisions do not constitute a branch.

Pre-tax profit of fully consolidated companies
(€ millions)


1,502
+13.6%
1,322
1,125
+17.5%
+14.9%
1999
2000
2001

Net profit before capital gains and losses and after minority interests
(€ millions)


1,229
+19.6%
1,028
827
+24.2%
+15.1%
1999
2000
2001

Net dividend per share (excluding tax credit)
(in euro)


0.54
+22.73%
0.44
0.34
+29.4%
+21.4%
1999
2000
2001

Capital expenditure
cosmetology and dermatology (€ millions)


438
+29.2%
339
309
+9.7%
+4.5%
1999
2000
2001

ated financial data

	1998	1997	1996	1995	1994	1993	1992	1991
	11,498	10,537	9,200	8,136	7,260	6,123	5,727	5,099
	1,339	1,183	1,011	897	816	685	611	527
	11.6	11.2	11.0	11.0	11.2	11.2	10.7	10.3
	488	422	328	285	256	211	189	173
	807	722	644	579	529	448	395	330
	7.0	6.9	7.0	7.1	7.3	7.3	6.9	6.5
	719	641	568	515	476	394	350	308
	191	165	144	125	114	96	85	75
	5,590	5,346	4,687	3,550	3,366	2,029	1,808	1,916
	4,937	4,512	4,048	3,617	3,182	3,182	3,041	2,525
	903	825	810	685	844	960	847	540
	5,428	5,015	4,429	3,938	3,642	2,728	2,461	2,081
	1,748	1,767	1,598	848	979	619	638	701
	1.06	0.95	0.84	0.76	0.70	0.62	0.55	0.48
	0.28	0.24	0.21	0.18	0.17	0.15	0.13	0.12
	0.14	0.12	0.11	0.09	0.09	0.07	0.07	0.06
	61.59	35.90	29.79	18.17	15.09	18.09	14.79	10.41
	676,062,160	676,062,160	676,062,160	614,601,970	614,601,970	581,891,760	581,891,760	581,422,050

(3) – Plus minority interests.
(4) – Including investment certificates issued in 1986 and bonus share issues. Public Exchange Offers were made for investment certificates and voting right certificates on the date of the Annual General Meeting of 25th May, 1993 (see Commission des Opérations de Bourse information note of 3rd June, 1993). The certificates were reconstituted as shares following the Special General Meeting on 29th March, 1999 and the Extraordinary General Meeting on 1st June, 1999.
(5) – Restated to reflect the ten-for-one share split decided at the Extraordinary General Meeting of 14th June, 1990.
(6) – Figures restated to reflect the one-for-ten bonus share allocation decided by the Board of Directors as of 23rd May, 1996.
(7) – Ten-for-one share split (Annual General Meeting of 30th May, 2000).
(8) – The L'Oréal share has been listed in euro on the Paris Bourse since 4th January, 1999, where it was listed in 1963. The share capital was fixed at € 135,212,432 at the Annual General Meeting of 1st June, 1999: the par value of one share is now 0.2 euro.
(9) – The dividend is fixed in euro since the annual General Meeting of 30th May, 2000.

1991–2001: ten years of consolic

(€ millions)	2001	2000[2]	1999[1][2]	1998[1
RESULTS OF OPERATION				
Consolidated sales	13,740	12,671	10,751	9,58
Pre-tax profit of fully consolidated companies	1,502	1,322	1,125	97
As a percentage of consolidated sales	10.9	10.4	10.5	10.
Corporate tax	536	488	429	37
Net profit before capital gains and losses and minority interests	1,236	1,033	833	72
As a percentage of consolidated sales	9.0	8.2	7.7	7.
Net profit before capital gains and losses and after minority interests	1,229	1,028	827	71
Total dividend	365	297	230	19
BALANCE SHEET				
Fixed assets	8,140	7,605	5,918	5,29
Current assets	6,724	6,256	5,139	4,22
of which cash and short-term investments	1,954	1,588	1,080	76
Shareholders' equity[3]	7,210	6,179	5,470	5,12
Loans and debt	2,939	3,424	1,914	1,71
PER SHARE DATA (notes 4 to 7)				
Net earnings per share (before capital gains and losses and after minority interests)	1.82	1.52	1.22	1.0
Net dividend per share[8][9]	0.54	0.44	0.34	0.2
Tax credit	0.27	0.22	0.17	0.1
Share price as of 31st December[8]	80.90	91.30	79.65	61.5
Number of shares outstanding	676,062,160	676,062,160	676,062,160	676,062,16

(1) – For purposes of comparability, the figures include:
- In 1998, the pro forma impact of the change in the consolidation method for Synthélabo, following its merger with Sanofi in May 1999,
- The impact in 1998 and 1999 of the application of CRC Regulation no. 99-02 from 1st January, 2000 onwards. This involves the inclusion of all deferred tax liabilities, evaluated using the balance sheet approach and the extended concept, the activation of financial leasing contracts considered to be material, and the reclassification of profit sharing under "Personnel costs".

(2) – The figures for 1999 and 2000 also include the impact on the balance sheet of adopting the preferential method for the recording of employee retirement obligation and related benefits from 1st January, 2001 onwards. However, the new method had no material impact on the profit and loss account of the years concerned.

A year in the life

January

L'Oréal Worldwide Profit Sharing:
enabling all employees to share in the group's success

All L'Oréal employees are to **share the benefits of the group's growth** through the ***L'Oréal Worldwide Profit Sharing*** programme. The contribution made by each employee in all five continents is now to be recognised through local structures, using the method adopted several years ago in some countries and notably in France. The profit sharing bonus will be increased steadily over the next few years. Within three years, the bonus in every country is expected to be equivalent to one month's additional salary.

May

Acquisition of BIOMEDIC:
strong reinforcement in dermo-cosmetics

L'Oréal is strengthening its product portfolio in dermo-cosmetics, a market with high potential all over the world. Through the **acquisition of the BIOMEDIC brand**, the group has moved into the field of professional peeling and skincare products used to accompany aesthetic dermatology and plastic surgery. The international development of BIOMEDIC products, already distributed in 25 countries and number one on the American market, is now managed by LA ROCHE-POSAY.

June

"Decoding hair":
making our hair expertise available to everyone

L'Oréal is sharing its hair expertise with the general public by teaming up with the *Cité des Sciences et de l'Industrie* in Paris for the **exhibition "Decoding hair"**. Researchers from some ten L'Oréal laboratories have spent two years working with *Cité des Sciences et de l'Industrie* staff to take visitors on a journey to the heart of hair science. The trip takes in aspects of the life sciences, the mysteries of matter, the humanities and social sciences, and the world of industry and technology. The exhibition is aimed at an international audience and in 2002 will be presented at a variety of locations in Europe and Asia.

July

Acquisition of COLORAMA in Brazil:
stepping up expansion in Latin America

L'Oréal has significantly strengthened its mass-market make-up position in Brazil by acquiring the Brazilian brand **COLORAMA**, which will now join MAYBELLINE in the product line-up. The mass-market make-up brand COLORAMA is number one in the Brazilian nail varnish market. The **acquisition** includes the São Paulo industrial site, which will increase the group's production capacity, enabling it to keep pace with the rapid expansion of L'Oréal brands already marketed in Latin America.

L'Oréal is selected for the FTSE4Good indexes:
international recognition for the group's environmental, social and economic performances

Its selection for inclusion in the Financial Times indexes – FTSE4Good Europe, FTSE4Good Europe 50 and FTSE4Good Global 100 – from their inception confirms that L'Oréal is one of the highly exclusive set of companies that meet **the highest standards of sustainable development**, as measured by **a range of economic, environmental and social criteria.**

Awards for the Annual General Meeting:
transparency and respect for the Shareholder in action

At the **2001 Annual General Meeting Awards** organised in France by Le Revenu, ANAF and Publicis Consultants Ecocom, L'Oréal was presented with the **Bronze Trophy**.

of the group

L'Oréal ranked number one for corporate governance, and third for its strategy and results presentation. The group's focus on transparency of information was an important factor in winning the award. L'Oréal also received the "Best Initiative" prize for screening the film *For Women in Science* and for its demonstration of virtual make-up on the lorealparis.com site.

September

Catherine Deneuve: the new ambassador of L'ORÉAL PARIS

L'Oréal welcomed **Catherine Deneuve**, a major figure of world cinema, **as its new ambassador**. This charismatic woman, who has worked with the greatest film directors and won many awards, is a prestigious representative of French beauty and elegance all over the world. The embodiment of timeless beauty, she is now the personification of L'ORÉAL PARIS, and joins a "dream team" that enhances the group's public image.

October

Ethnic hair and skin research: a major priority for L'Oréal

L'Oréal is firmly committed to the cause of hair and skin research. The *L'Oréal Institute for Ethnic Hair and Skin Research*, founded in 2000 and based in **Chicago**, organised the **first Ethnic Hair and Skin Symposium**, in conjunction with Howard University. L'Oréal presented the results of initial research into the mechanical properties of Afro-American hair, which is particularly fragile. The Symposium took stock of progress in research into hair of different ethnic origins, and hair and skin disorders and pathologies that can affect people of African origin.

Inclusion in the DJSI Stoxx index: L'Oréal at the forefront of sustainable development

L'Oréal was included in the **Dow Jones sustainable development indexes**, DJSI Stoxx and DJSI Euro Stoxx. This is further recognition of the group's awareness of its social and environmental responsibilities.

Award for the www.loreal-finance.com site: simple access to comprehensive financial information

The group's financial Internet site, **loreal-finance.com**, was awarded the **Financial Site Silver Medal.** 6,300 Shareholders who regularly use the Internet were asked to assess the quality of all the financial information Web sites and pages of listed French companies. The evaluation criteria included scope of content, general appearance, ease of browsing and interactivity.

December

L'Oréal is the highest-ranking French group in the "most respected company" and "Shareholder value creation" rankings

L'Oréal achieved excellent positions in the 2001 league tables for "the most respected companies in the world" published by UK's Financial Times. L'Oréal was **the number 1 French group** in the overall rankings. It was also voted the "**2nd most respected consumer goods company in the world**". Based on the votes of fund managers, L'Oréal achieved **5th position worldwide in terms of Shareholders value creation.**

A culturally diverse

L'Oréal offers consumers all over the world a culturally diverse portfolio of brands that cater for all tastes, whatever the changes in fashion trends. The brands - either already global or undergoing globalisation - are complementary, targeting different segments.

Brands of American origin



SOFTSHEEN·CARSON®



MAYBE SHE'S BORN WITH IT. MAYBE IT'S MAYBELLINE.
MAYBELLINE
NEW YORK



MATRIX®



REDKEN
5TH AVENUE NYC



Kiehl's
SINCE 1851



RALPH LAUREN



HELENA RUBINSTEIN HR



shu uemura
tokyo paris new york

Brand of Asian origin

Professional Products Division

Consumer Products Division

Luxury Products Division

Active Cosmetics Department

portfolio of brands

Brands of European origin



L'ORÉAL PARIS



GARNIER



L'ORÉAL PARIS PROFESSIONNEL



VICHY LABORATOIRES



LA ROCHE-POSAY LABORATOIRE PHARMACEUTIQUE



LANCÔME PARIS



GIORGIO ARMANI PARFUMS



cacharel PARIS



BIOTHERM

A responsible approach to sustainable development

In 2001, L'Oréal was included in all the sustainable development indexes for listed companies in Europe. This recognition provides further encouragement for the group in its strive to find impactful ways of meeting a wide spectrum of different expectations. The environmental, social and community activities of L'Oréal complement and support the group's economic and financial performance.

A pro-active approach to environmental and safety issues

Over the last 10 years, the group has been applying a pro-active environmental policy and its commitment has been particularly strong in the field of manufacturing.

All sites have been set targets for reducing water consumption, to be achieved by measures such as recycling cooling water or using new technologies to clean production facilities. To produce the same level of output, 2.5 million cubic metres less water is now needed, a saving equivalent to the annual water consumption of a town with a population of 40,000.

Acting on its awareness that energy production not only consumes natural resources but also causes air pollution, the group has now abandoned the use of fuel oil in almost all its factories in favour of natural gas. Changes in manufacturing processes have also helped reduce energy consumption per unit produced. The savings achieved in 2001 compared with 1991 amount to 140 million kWh per year, equivalent to the annual power consumption of a town with a population of 70,000.

In pursuit of its overall "zero landfill" target for waste from its manufacturing plants, L'Oréal is constantly increasing the proportion of waste that is recycled, reused or incinerated to produce energy. At the Karlsruhe factory in Germany, sludge from the site's treatment plant is conditioned to form soft slabs. The slabs are then transported to a company that dries them and takes them to a power plant, where they are burned to produce electricity. In 2001, the 12 French factories managed to reuse, recycle or incinerate for electricity production 99% of their waste. The average rate for all the group's factories worldwide was 88%.

Work accidents per hours worked (1)



30
25
20
15
10
5
0
1993
2001

(1) Work injury frequency rate = number of work accidents resulting in sick leave/1 million of hours worked.

Since 1993, the work injury frequency rate of our industrial sites and distribution centres has fallen by almost 70%.

Environmental indicators
(group factories and distribution centres)

	1992	2001	Change
Water consumption (litres/finished product)	1.55	0.83	-46%
Energy consumption (kWh/1,000 finished products)	237	196	-17%
Reuse & recycling index (%)	+69.2%	+83.3%	+20%



Raw materials storage, Rambouillet factory, France.



Ceremony for the presentation of the L'Oréal "For Women in Science" award with the support of UNESCO, in the presence of Mr Owen-Jones and Mr Matsuura, Director General of UNESCO.

Since 1993, health and safety measures have also been stepped up considerably. Over this period, the number of work accidents resulting in sick leave has been cut by 70%.

A share in the group's success

To enable all employees to associate themselves with the group's growth, a profit sharing scheme already in force in France is gradually being extended to all subsidiaries throughout the world.

The profit sharing bonus will be increased steadily over the next few years. Within three years, the bonus is expected to be equivalent to one month's additional salary.

Profit sharing is provided in addition to salaries that are often very competitive within the industry. Employees also benefit from pleasant working conditions. In fact, "Fortune" magazine recently ranked L'Oréal amongst the "10 great companies to work for" in Europe.

Strong ethical principles

The group has been founded on strongly held values that have guided its development for nearly a century. Traditionally conveyed through speeches and example, these values and the principles that underpin the group's actions are now set out in writing in an ethical charter.

The ethical charter has been issued to group employees all over the world and a special Intranet site has also been set up. The charter not only provides a framework for responsible action by all L'Oréal employees, but also helps to ensure that our partners will continue to put their trust in the group.

L'Oréal "For Women in Science"

Some 60% of L'Oréal's research staff are women. In scientific institutions, however, the proportion of women is generally far lower. Aware of the importance of the contribution made by women to science, the group signed a partnership agreement with UNESCO four years ago to create the "For Women in Science" programme. Its aim is to promote the role of women in research in order to help women across the world to follow a scientific career. Since the programme began, 17 outstanding women from 5 continents have received the L'Oréal "For Women in Science" award, and 20 young women researchers from 19 countries working on promising projects have received scholarships to enable them to further their scientific careers.

Passing on experience to young people

Passing on know-how to the young is a tradition that is strongly anchored in the corporate culture of the group, which has always attached great importance to integrating young people into the group's activities.

Since 1993, L'Oréal has taken on and trained 1,379 young apprentices (2.8% of the workforce in 2001), who have been able to gain real professional experience. L'Oréal also has a pro-active policy of providing work opportunities for young people in difficulty, who may either be unemployed or lack qualifications, and for disabled people. Over 600 people from these categories have been taken on this scheme since 1995.

First introduced in France, these programmes have now been extended to many other countries. These carefully targeted measures reflect L'Oréal's determination to step up its commitments in the social and educational fields.

Exploring the world's skin and hair secrets

The L'Oréal group's research centres are located in three continents: Europe, America and Asia. This reflects the group's global approach to product development. The laboratory teams consist of 2,700 staff from 26 nationalities, working in 30 different fields of specialisation. Thanks to over one hundred collaborative projects, the centres maintain a global view, exploring the secrets of skin, hair and colour in order to innovate in all segments of cosmetics: hair and body hygiene, haircare, colourants, permanent waves, skincare, sun protection, make-up and perfumes.

Geocosmetics: from cells to gestures

The L'Oréal group has a policy of allocating one-third of its Research and Development resources and staff to fundamental research projects. By studying hair structure it is possible to understand how and why hair changes, breaks, turns grey or falls out. At the first Global Symposium on Ethnic Skin and Hair in September 2001, organised in Chicago by L'Oréal and Howard University, our research scientists explained the fragility of hair of African origin, by showing hair fracture as seen through the microscope. Their explanations will form the basis of innovative products for our ethnic brands.

In the field of skin, we are exploring the phenomenon of pigmentation by studying the characteristics of the melanocyte cells responsible for skin colour. This knowledge has inspired our chemists, leading to development of new molecules in the future to broaden our range of products to correct dull skin and blemishes. Consumers of all ages want their skin to be bright and free of imperfections.

Although it is essential to understand biological differences between the skin and hair of people all over the world, it is just as important to study the behaviour patterns of consumers, and the way these patterns are related to expectations, culture and environmental factors. Our sensorial analysis laboratories and evaluation centres around the world strengthen our geocosmetic approach: the views of consumers familiar with the actual conditions in which the products are used, region by region, are recorded and acted on, so that the products and formulations marketed are ideally suited to consumers' needs.

Research & Development budget (approximately 3% of consolidated sales)
(€ millions)



432
383
325
1999
2000
2001

Cosmetic and dermatological research

	1999	2000	2001
Employees	2,350	2,564	2,743
Patents	391	420	493

International extensions of patents in 2001 = 19,152



The efficacy of hair styling products is assessed with testing machines. This one measures the resistance of a curl.



Two samples of reconstructed skin exposed to ultraviolet light: the sample on the left, protected by a sunscreen, is less pigmented.

Two essential requirements: efficacy and safety

Innovation and proven efficacy must be combined with maximum tolerance and complete safety. L'Oréal's research arm has played a pioneering role in developing methods to evaluate product safety and performance. Nothing is left to chance, and the range of methods includes physical measurements, imaging techniques, in vitro testing and clinical evaluation with dermatological monitoring. Since the 1990s we have been making use of human skin models, consisting of a pigmented epidermis with a stratum corneum, a barrier function, an immune response and a dermis. The models "tan" and "age" as they are subjected to ultraviolet light, just like human skin, and can thus be used to evaluate efficacy. The models have been used to evaluate the protection afforded by our Mexoryl SX and XL filters, and by the products used with the filters, against burning and ageing by exposure to sunlight.

Sharing knowledge to advance the cause of science

L'Oréal's research arm has been collaborating for a number of years with academic and scientific bodies. In 2001, a project undertaken in partnership with cancerologists from the French Institute for Health and Medical Research (INSERM) led us to develop a skin model enabling the study of mechanisms that lead to skin cancers. A paper on the project was published in the *Proceedings of the National Academy of Sciences.*

Human skin models

Using human skin cells – keratinocytes, melanocytes, fibroblasts, Langerhans cells – L'Oréal's researchers are able to reconstruct skin by means of in vitro techniques.

Depending on the process and cell types used, the models range from a simple reconstructed epidermis, with a stratum corneum at the surface, to skin samples including a pigmented epidermis on top of a dermis equivalent. The most advanced model also includes Langerhans cells, which play a part in the skin's immune responses – the first time an experimental model of this type has been produced anywhere in the world.

The skin models are used to obtain a better understanding of the biological mechanisms of skin, and to evaluate the efficacy and tolerance of cosmetics products.

The models thus constitute another of the growing number of methods used as alternatives to animal testing.

L'Oréal's reconstructed epidermis model, EPISKIN, has been validated by the European Centre for Validation of Alternative Methods for the purpose of evaluating chemical corrosion.

Constantly improving our quality and productivity

With 47 factories worldwide, 88 distribution centres, 14,500 employees in manufacturing sites and over 3.4 billion units produced[1], the industrial organisation of L'Oréal is a dynamic contributor to the group's growth with a key role in ensuring sustainable development. 94% of products sold by L'Oréal are made in the group's factories by group employees.

Packaging

71 patents were registered in 2001, reflecting the substantial research effort supporting the development of all the group's divisions.

Manufacturing process development

2001 saw the introduction of raw materials not previously used by the group, leading to complex process adjustments in some of our factories. This development enabled the launch of products such as Elsève Regenium.

Quality

In 2001 the percentage of products made in ISO certified units reached 88%. The temporary decline in this figure is the result of recently acquired factories that will be gradually included in the certification process.

Safety

In 2001, safety levels were improved by 23% compared with the year 2000: this represents a major step forward towards our stated aim of "zero accidents".

Amongst the group's most important economic and industrial challenges are the reduction of manufacturing costs and the reorganisation of the production function, which have been under way since 1997. The manufacturing capability is constantly evolving to support the development of the divisions, brands and acquisitions.

Manufacturing organisation

In 2001, the capital expenditures and logistical investments of the group's cosmetics branch amounted to € 317 million, and production exceeded 3.4 billion units[1].

Europe

In Europe the first phase of manufacturing reorganisation is now complete, leading to a substantial reduction in costs. The next stage, which concerns the Consumer Products Division, involves the specialisation of factories by brands and technologies.

Localised production



57%
1,968
49%
6,581
32%
28%
4,257
976
19%
15%
2,556
514
60%
50%
40%
30%
20%
10%
0%
Western Europe
North America
Rest of the World

Cosmetics production in 2001 (millions of units produced excluding acquisitions).
Cosmetics sales in 2001 (€ millions).

	1999	2000	2001
€ millions			
Cosmetics investments			
Production & physical distribution commitments	189.8	288.7	317.4
Index			
Comparable product price index trend	100	95.5	93.7
Units			
Packaging patents	77	85	71

Industrial factories in the world


Consumer Products
Luxury Products
Professional Products
Active Cosmetics
Dermatology
Raw Materials
CANADA
USA
MEXICO
BRAZIL
CHILE
ARGENTINA
GHANA
ISRAEL
SOUTH AFRICA
INDIA
CHINA
JAPAN
INDONESIA
AUSTRALIA
FRANCE



COLORAMA factory, São Paolo, Brazil.

North America

North America is also undergoing a phase of manufacturing reorganisation. The Solon and Montreal factories have already been allocated to the Professional Products Division, specialising in haircare and colourant products. The Consumer Products Division has five production units, each specialising in a particular technology. Following the acquisition of KIEHL's, the Luxury Products Division now has two sites.

Latin America[2]

The acquisition in July 2001 of COLORAMA in Brazil included an industrial site in São Paulo which will enable the group to increase its production capacity in southern Latin America.

Africa – Far East – Pacific

The CARSON factory acquired in South Africa is in the process of being integrated with the L'Oréal factory in Johannesburg.

All these developments will boost the productivity of the group's industrial facilities, while reducing costs per unit produced.

Cost reduction

2001 saw strong pressures on the cost of raw materials, particularly during the first half of the year. The pressures have been kept under control by means of a value analysis system applied in partnership with our suppliers. The harmonisation of our product portfolio has also enabled the concentration of our supply sources. The tight cost control applied in 2001 puts the group in a very strong position for purchasing in 2002.

2001 was also a year of intense development efforts concerning the web marketplace CPG Market. Following pilot tests, an e-supply chain[3] is expected to be set up with many suppliers during 2002.

(1) Not including the output of factories acquired during the year.
(2) The factory in Argentina is scheduled to be closed in 2002.
(3) Supply chain based on the exchanges of e-mail messages.


Production

Line operator, Rambouillet factory, France.

Building diversity

Recruiting, integrating, training and developing the careers of talented, imaginative and enthusiastic women and men, who contribute to the growth of L'Oréal.


L'ORÉAL
Become one of those who will shape L'Oréal's future all over the world, it's your L'Oréality!

Nicolas

Ines Pierre-Emmanuel
Khoa Raffaella

Won

New recruitment communication campai[g]n realised with employees of the group wh[o] express with dynamism the diversity of L'[Oréal]

The group draws its strength from 50,000 employees from 86 nationalities through Human Resources structures in close touch with practical realities, working in partnership with operational managers in an international network.

Recruiting talented people

Recruiting talented individuals to contribute to the future of L'Oréal is one of the group's key commitments.

- 180,000 applications were received for recruitment at management level; 20,000 candidates were interviewed and 1,750 were selected to join the group.
- The number of Internet applications doubled to 70,000.
- The group's presence in universities has been strengthened: 108 partnership agreements have been set up worldwide; 70 campuses use L'Oréal case studies in their marketing courses.
- Over 1,100 students fulfilled their course requirements with a training period at L'Oréal.

Managers by geographic zone


20% North America
3% Other
7% Latin America
9% Asia
29% Europe
32% France

	1999	2000	2001
Global workforce	43,038	48,222	49,150
Total number of managers	10,068	11,020	11,695

Percentages of female and male managers


60%
50%
40%
30%
20%
10%
0%
53%
47%
52%
48%
51%
49%
1999
2000
2001
Men
Women



Interactive training session in Singapore, one of our international training centres.


Welcome to L'OREAL
This CDROM is restricted to a personal and internal use

"Welcome to L'Oréal" CD-ROM for new recruits.



Serena

Aymar

Integrating new employees

A personalised induction programme aims to provide the newcomers with an insight into the organisational structures and to provide support for specific roles:

- For over 40% of those recruited at management level this is their first experience of full-time employment. The group's integration approach in over 20 countries is based on the "EXPLORER" programme, which represents an investment of almost € 10 million.
- Over 200 seminars were held in subsidiaries for the integration of new employees.

Enriching individual skills

The development of skills is based on three approaches:

- Learning in the workplace.
- Transmission of knowhow by experienced managers.
- Training programmes tailored to individual needs, depending on the business segment and the individual's managerial skills.

Training is organised through an international network involving:

- The Corporate Continuing Education Division, in charge of general policy and harmonised international training. In close conjunction with the CEDEP, based in Fontainebleau, near Paris, L'Oréal provides international management courses for future senior managers.
- The training departments of the operational and functional divisions, which are focussed on specific business segments.
- The Management Development Centres in New York, Rio de Janeiro, Singapore and Paris, where 4,800 employees have attended courses.

Internet-based e.learning modules have been developed to ensure that the training provided is comprehensive, and to keep pace with changes in business segments and markets.

Developing talent

A continuous process of personalised monitoring enables the tailoring of career profiles to suit individual personalities. Internal and international mobility ensures that managers gain a wide range of experience and are prepared for future senior management positions.

- Each year over 25% of managers are promoted to new positions.
- Managers are put in charge of units (brands, subsidiaries, laboratories and factories) after an average of 8 years with the group.
- In many sectors of the company, women hold a majority of the senior management positions. For example, women account for 66% of senior management positions in the marketing divisions and 58% in the brand divisions. More than 40% of the laboratory directors are women.
- Over 1300 managers are currently working outside their country of origin.

The group's career development policy enables rapid access to management responsibilities.

An organisational tailored for





Professional Products Division

Mission

The role of the Professional Products Division is the global development of highly innovative and exclusive haircare products for professional salon use. It also promotes the expansion of the hairdressing profession through a policy of active partnership centred on hairdresser training.

With a diversified portfolio of complementary brands, the Professional Products Division offers personalised technical services to salon customers the world over, expanding the sale of professional salon products for beauty care at home.

- **L'ORÉAL PROFESSIONNEL:** MAJIREL, MAJI.CONTRAST, COMPOSITE COLORS, DIACOLOR, SÉRIE EXPERT, TECNI.ART, INFINIUM, DULCIA
- **KÉRASTASE:** NUTRITIVE, SPÉCIFIQUE, RÉSISTANCE, DERMO-CALM, SOLEIL
- **REDKEN 5TH AVENUE NYC:** COLOR FUSION, SHADES EQ, PRESCRIPTION HAIRCARE LINE, STYLING
- **MATRIX:** SOCOLOR, COLOR GRAPHICS, BIOLAGE, OPTICURL

Consumer Products Division

Mission

The role of the Consumer Products Division is to develop beauty products for the widest possible range of customers, offering highly innovative products at competitive prices through mass-market retail channels.

The Consumer Products Division is active in four key product categories – *haircare, colourants, skincare* and *make-up* – all of which benefit from the advanced laboratory technology that gives the products a lead over competitors. These internationally renowned brands – inspired by the beauty centres of the world: Paris, New York, etc., and led by the emergence of new trends – have a reputation built on the triple demand for quality, performance and innovation.

- **L'ORÉAL PARIS:** ELSÈVE (ELVIVE), ELNETT, STUDIOLINE, PRÉFÉRENCE, EXCELLENCE, OPEN COLOR, FÉRIA, PLÉNITUDE, L'ORÉAL PERFECTION
- **GARNIER:** FRUCTIS, ULTRA DOUX, NUTRISSE, LUMIA, BELLE COLOR, SYNERGIE, AMBRE SOLAIRE
- **MAYBELLINE NEW YORK – JADE – GEMEY – MISS YLANG – COLORAMA**
- **SOFT SHEEN - CARSON**
- **CLUB DES CRÉATEURS DE BEAUTÉ:** AGNÈS B., CORINNE COBSON, CHRISTINE POELMAN, JEAN-MARC MANIATIS, MARINA MARINOF, MICHEL KLEIN, TAN GIUDICELLI
- **OTHER BRANDS:** DOP, MIXA, NARTA, OBAO

structure specific business segments


LANCÔME
PARIS


VICHY

Luxury Products Division

Mission

The Luxury Products Division markets prestigious global brands sold through a selective distribution network designed to add value to the products – Department stores, Perfumeries, Travel retail outlets. The Division's service mission is built on the principles of personalised advice and relationship with the customer.

The Division devotes itself to maintaining the highest possible quality in its products, packaging, merchandising and communication, thus confirming the brands as world-renowned signatures.

- **Lancôme:** Absolue, Rénergie, Primordiale, Vinéfit, Rouge Absolu, Lip Dimension, Color Focus, Amplicils, Photogénic, Aroma Tonic, Aroma Fit, Trésor, Miracle
- **Biotherm:** Aquasource, Hydra Detox, Age Fitness, Aquasport, Eau Vitaminée, Biotherm Homme
- **Helena Rubinstein:** Collagenist, Face Sculptor, Force C, Power A, Hydro-Urgency, Golden Beauty, Vertiginous Mascara, Ritual Rouge, Crescendo Mascara, Illumination, Rouge Pulse.
- **Kiehl's:** Creme de corps, Ultra Facial Moisturizer, Lip Balm, Callus Cream
- **Shu Uemura:** Cleansing Oil, UV Under Base DF, Pressed Eye Shadow, Depsea Water
- **Giorgio Armani, Cacharel, Ralph Lauren, Guy Laroche, Paloma Picasso**

Active Cosmetics Department

Mission

The Active Cosmetics Department develops dermo-cosmetic healthcare brands for sale through pharmacies and specialist sections of drugstores.

These brands, backed up by pharmaceutical advice and dermatological prescription, meet the highest standards of *skincare* safety and effectiveness, as proven by clinical tests.

- **Vichy:** Thermal S, Liftactiv, Reti-C, Nutrilogie, Novadiol, Vichy Homme, Normaderm, D Stock, Capital Soleil, Aera-teint, Lipidiose, Hair-loss prevention treatment and shampoo with Aminexil
- **La Roche-Posay:** Tolériane, Hydraphase, Active C, Effaclar K, Anthélios, Lipikar, Éclamat, Unifiance, Respectissime Mascaras, Rouge Novalip, Pur Vernis, Vernis Cristal, Biomedic



L'ORÉAL PROFESSIONNEL

KÉRASTASE PARIS

MATRIX

REDKEN 5TH AVENUE NYC

Professional Products Division



Notable events in 2001:

- L'ORÉAL PROFESSIONNEL, the partner of hairdressers all over the world, awarded the top colour stylists in the 27 countries who took part in the L'Oréal Color Trophy competition.

- The REDKEN Symposium, held in Las Vegas, brought together over 8,500 stylists from 40 countries to take part in an educational programme that symbolises the brand's core values of dynamism and expertise.

- The KÉRASTASE brand confirmed its status as a prestige hair salon institute. The launch of Oléo-Relax proved to be a major worldwide success.

- For MATRIX, public attention was focussed on the Biolage Fortifying System and Redlights launches in autumn 2001 through a new star-studded advertising campaign that has rejuvenated the brand.

Partnership with hairdressers all over the world

The Professional Products Division markets products sold exclusively through hair salons all over the world under the brand names L'ORÉAL PROFESSIONNEL, KÉRASTASE, MATRIX and REDKEN. Its colourants and permanent waves, and its styling and haircare products, are specially designed to meet the needs of hair stylists. The Division is number one in its market in most parts of the world and operates in close partnership with some 400,000 hair salons accross all five continents.

Challenges and growth strategy

In 2001, the Division continued to actively expand its presence in every continent, by building on the synergies between its teams and their comprehensive knowledge of the salon sector.

The acquisition of MATRIX in mid-2000 considerably strengthened the Division's position in North America in 2001.

All the Division's brands have been boosted by the momentum of innovation, and by the strengthening of links with hair stylists established through educational programmes whose qualities are acknowledged by the whole profession.



"2001 was a year of strong growth (19.3%), driven by the dynamism of our colourant and highlight services, new haircare technologies such as Oléo-Relax by KÉRASTASE, and the new-look Tecni.art styling line. Growth was strong in Europe (up 9.6%) and North America (55.3%). In the Rest of the World (up 2%), it was held back by unfavourable exchange rate fluctuations (based on constant exchange rates, the growth rate would have been 10%)."

Jean-Jacques Lebel
President Professional Products

Consolidated sales by business segment

€ millions	2000	2001	% of 2001 sales	Growth 2001/2000
Colourants	661.3	753.1	41.6%	13.9%
Shampoos and haircare	557.1	688.1	38.0%	23.5%
Styling and waves	299.6	369.4	20.4%	23.3%
Total	**1,518.0**	**1,810.6**	**100%**	**19.3%**

Consolidated sales by geographic zone

€ millions	2000	2001	% of 2001 sales	Growth 2001/2000
Western Europe	804.6	881.5	48.7%	9.6%
North America	377.6	586.5	32.4%	55.3%
Rest of the World	335.8	342.6	18.9%	2.0%
Total	**1,518.0**	**1,810.6**	**100%**	**19.3%**

lorealprofessionnel.com Internet site.


L'ORÉAL




L'ORÉAL



Activity and developments in 2001

L'Oréal Professionnel

L'Oréal Professsionnel strengthened its positions and market share in most countries across the world.

In *colourants*, the coloured highlights range Maji.Contrast continued to grow in popularity, making a major contribution to winning new customers in hair salons.

Maji Lift, specially designed for Asian hair, was launched and quickly adopted by the top colourant specialists.

The autumn/winter collection of Majirel Marrons Slaves colours was universally acclaimed by stylists, reinforcing the L'Oréal Professionnel brand's role as a global fashion trendsetter.

The launch of the hair relaxer Liss Extrême as part of the Série Expert range was very well received by consumers in Europe, Asia and Latin America.

The relaunch of the *styling* line Tecni.art, which aims to combine stylists' talents with L'Oréal technology, was highly successful.


L'ORÉAL
Fix anti-frizz
tecni.art
L'ORÉAL
Fix anti-frizz
tecni.art
L'ORÉAL
Fix max
tecni.art


redlights
MATRIX
redlights
MATRIX

Kérastase

KÉRASTASE confirmed its position as a prestige salon brand with the remarkable success of the hair relaxer line Oléo Relax.
At the end of the year, initial reactions to the launch of Dermo Calm for sensitive scalp suggested the new range had unlocked strong growth potential.

Finally, on competitive markets such as Korea, the United States and Japan, KÉRASTASE – with growth rates of 105%, 90% and 28% respectively – showed it had become the key modern luxury brand in hair salons.

Matrix

One year after its acquisition, MATRIX has strengthened its position as number one in the North American market, and paved the way for an ambitious programme of globalisation. In the United States, two new launches injected a new dynamism into the brand:

- Biolage Fortifying System, a set of three new products in the star MATRIX haircare line that use patented technology to strengthen fragile hair.
- Redlights, a new service in American salons enabling stylists to offer customers long-lasting intense red highlights, even for dark hair.


REDKEN
ALL SOFT

The MATRIX brand, whose integration began in June 2000, has been able to draw on L'Oréal's innovative research since July 2001, and achieved 7% growth in 2001.

Redken

The REDKEN brand maintained strong sales growth in all the countries in which it operates. Growth in the United States was 12%, with the rate outside the United States reaching 25%. REDKEN continues to extend its presence with the opening of 6 new subsidiaries.
In *colourants*, the growth rate was 15%, as the expansion of Color Fusion was boosted by the successful High Lift Blond launch and extensions to the Shades EQ range.
In *haircare*, the All Soft range and its latest launch Heavy Cream were key contributors to success in this product category.
In *styling*, REDKEN's expertise was strengthened with the launch of two star products: Outshine and Starch 15 spray.
REDKEN US is a trailblazer in online education, with an Internet site regularly consulted by 30,000 hair stylists.


KÉRASTASE
BAIN OLÉO-RELAX
KÉRASTASE
OLÉO-RELAX

Outlook for 2002

There are two million hair salons worldwide, very many of them in developing countries where demand for hairdressing services is emerging and expanding rapidly. The knowhow, brand portfolio and qualities of the Division's teams mean we are confident about maintaining high growth rates over the coming years.
The indications from our teams, who closely monitor the needs of stylists and changing patterns of consumption in hair salons, suggest that we can continue to be optimistic about trends for the Division in 2002.



L'ORÉAL PARIS

GARNIER

MAYBELLINE NEW YORK

SOFTSHEEN·CARSON

LE CLUB DES CRÉATEURS DE BEAUTÉ



Consumer Products Division




Precios bajos
Siempre!

Notable events in 2001:

- Faster sales growth for the GARNIER brand, with strong advances in new growth driver countries, such as Mexico (up by 16%), Brazil (32%), Russia (47%), China (22%) as well as Australia (18%).

- The strengthening of L'Oréal's position in Brazilian mass-market make-up with the acquisition of COLORAMA, number one for nail varnish in Brazil and now lined up alongside MAYBELLINE.

- The success and the quality of major innovations launched at the end of 2001, whose global roll-out in 2002 opens up excellent prospects: L'Oréal Open and GARNIER Lumia colourants, MAYBELLINE Water Shine Diamonds make-up, L'Oréal Intensifique mascara, the L'Oréal Body Expertise bodycare line, and Elsève Regenium Shampoo.

Innovation to meet new customers' needs

The Consumer Products Division performed well in 2001 with solid organic growth (7.2% like-for-like and 8% based on consolidated figures), profitability growth and further advances in market share, particularly in colourants and styling, which allow for a positive start to 2002.

Challenges and growth strategy

The Consumer Products Division has a very strong presence in Western Europe and North America, where it is number one in *colourants* and *make-up*. By contrast, the Rest of the World represents just 18% of our sales, but over 40% of the potential market.

The growth strategy calls for rapid roll-out of our brands in high-potential emerging countries: GARNIER did this successfully in 2001 in *colourants* and *haircare*, with sales outside Europe increasing by 60%.

But our strategy is also based on strengthening our leadership in developed countries. In 2001, market shares were improved in *haircare* (number one with 30%) and *styling* (number one with 38%) in Europe, *colourants* in the United States (number one with 51%), and *make-up* in Europe and the United States (number one with 33%).



"2001 was marked by a large number of new product launches, demonstrating the Division's innovative potential. There was a noticeable improvement in the customer service ratio, confirming that concentrating production in large technologically specialised factories was the right move. The Division now produces over 2.3 billion units annually worldwide, with daily volumes in excess of 1 million units in colourants, 2 million in haircare, 1.5 million in make-up, 1 million in styling, and 0.5 million units in skincare."

Patrick Rabain
President Consumer Products

Consolidated sales by business segment

€ millions	2000	2001	% of 2001 sales	Growth 2001 / 2000
Haircare	3,625.7	3,958.3	54.4%	9.2%
Make-up	1,889.9	2,027.3	27.8%	7.3%
Skincare	817.8	862.4	11.8%	5.5%
Perfumes	157.3	155.5	2.1%	-1.1%
Other	254.1	278.3	3.8%	9.5%
Total	**6,744.8**	**7,281.7**	**100%**	**8.0%**

Consolidated sales by geographic zone

€ millions	2000	2001	% of 2001 sales	Growth 2001 / 2000
Western Europe	3,425.3	3,585.7	49.2%	4.7%
North America	2,088.3	2,326.5	31.9%	11.4%
Rest of the World	1,231.3	1,369.5	18.8%	11.2%
Total	**6,744.8**	**7,281.7**	**100%**	**8.0%**

lorealparis.fr Internet site


L'ORÉAL
PARIS
Intensifique

Activity and developments in 2001

L'Oréal Paris

The premium price brand L'ORÉAL PARIS makes distinctive products developed using highly innovative technologies – with packaging that echoes the codes of the luxury sector – but sold in mass-market outlets.

In 2001, the brand consolidated its position as the world's number one cosmetics brand and one of the top consumer product brands in the world.

L'ORÉAL PARIS products are number one in most of the categories in which they compete:

- *Haircare*, with Elsève the number one in Europe.
- *Colourants*, with the world number one lines Préférence, Excellence and Féria.
- *Styling,* with Studio Line the world number one.
- *The anti-wrinkle market,* with Plénitude in world number one position.

In 2001, efforts were focussed on new target groups and on stimulating markets by winning over new users and broadening product penetration:

- Under 25s

  Open, the first extra-soft, low-ammonia permanent colourant, which has attracted many new users, Studio Line Out of Bed and the highly promising liquified gel Gel 'O', aimed at consumers under 20, the daytime skincare product Hydrafresh whose melting texture has proved popular with young people all over the world, and Shine Delicieux lipstick, combining a brilliant gloss effect with a moisturiser.



- Mature consumers
  Elsève Regenium, an anti-ageing haircare line with patented ceramide and polymer technology for hair redensification, and Age Perfect, an anti-slackener with dermo-peptides which meets the specific needs of mature skins.

These new target groups have enabled the L'ORÉAL PARIS brand to strengthen positions in its main markets.

The brand continued its efforts in 2001 to increase quality, technical innovation and to improve its packaging. The result has been wider margins and an increase of the group's lead over its mass-market competitors, with products such as the new mascara Intensifique and the self-tanning line Sublime Bronze.

This strive for excellence has won L'ORÉAL PARIS a number of awards:

- "Best anti-wrinkle product on the market" for the firming anti-wrinkle cream Revitalift, awarded the top score 17/20 by the magazine of the French consumers' association, Institut National de la Consommation.
- "Marie Claire Excellence Award" for Plénitude Body Expertise, a bodycare line combining performance with pleasure, bringing the benefits of expert bodycare to the mass-market.
- "LSA Oscar for Product of the Year" awarded to the shampoo brand Elsève Regenium.
- Special Award from the "Institut Français du Merchandising" for the L'Oréal make-up stand used in perfumeries.

Success in the winning over of new target groups and the efforts made to achieve even higher standards of quality suggest that growth prospects are favourable for 2002.

Garnier

In 2001, GARNIER achieved sales growth of 17%.
Boosted by a more contemporary definition of "natural beauty and well-being" which appeals to an ever-increasing number of consumers, the brand aims to become the world leader in high quality mass-market products.

In Europe, which accounts for three-quarters of the brand's sales, a strong focus on innovation enabled the brand to achieve 10% growth in 2001.
Over the whole spectrum of European haircare markets (*haircare, styling* and *colourants*), the GARNIER brand has risen to second position in the space of 3 years, with 13.9% market share (Nielsen/IRI 15-country panel), just behind L'ORÉAL PARIS and ahead of all its international rivals.

However, the truly outstanding success of the GARNIER brand was achieved in the emerging countries because of the originality, modernity and accessibility of its products: one striking example is Latin America, where the Nutrisse colourant has already captured 8% market share, and is advancing fast in countries such as Mexico, Brazil and Chile. The same is also true in Asia, where Nutrisse is now widely available. In North America, GARNIER has already taken a 6% share of the colourants market.


L'OREAL
NUTRILIFT
L'OREAL


ELSÈVE
ELSÈVE
ELSÈVE


卡尼尔研究中心
GARNIER




MAYBELLINE
NEW YORK
LASH
DISCOVERY




GARNIER
Lumia

The very good start made in the final quarter of 2001 by new GARNIER initiatives that have not yet been rolled-out internationally – Fructis Fresh shampoo, Lumia light-effect colourant creme and the Synergie anti-ageing line – suggest that 2002 will see more market share gains and a strong increase in sales.

Maybelline New York

In 2001, the brand confirmed its position as world number one in *make-up*: it is number one in the United States with 19.8% of the market (IRI panel) and European number one with 22.2% (Nielsen/IRI 11-country panel), following a spectacular 2-point year-on-year market share gain.

MAYBELLINE sales growth was strong in Europe (up 9%) and Japan (up 10%). In the United States too, the brand outperformed the market even though retailers cut back on stocks at the end of the year.

This level of growth stemmed from a number of original initiatives: The success of the lipstick Water Shine which captured a record number of consumers worldwide. This success is set to continue in 2002 in a highly innovation-driven market: Water Shine Diamonds, with its "glittering as diamonds" formula, has just been launched in Japan with spectacular success.

With a one-third share of the world eye make-up market, the brand has attracted a new consumer category by inventing a



new mascara, Lash Discovery, whose patented brush and formula give body to small invisible lashes, lending the eyes a new intensity.

In the emerging countries, the brand has been expanding strongly in China, Thailand, Russia and Australia, where MAYBELLINE leads the market in lipsticks and mascaras.

The key event of the year was the acquisition in mid-2001 of the Brazilian brand COLORAMA, the local nail varnish market leader with 60 million units. COLORAMA, which has a factory in São Paulo, will gradually have its links with MAYBELLINE strengthened over the next few years, enabling MAYBELLINE to achieve faster expansion in the very large Brazilian market.

Finally, very substantial efforts were made in 2001 to streamline and simplify the global MAYBELLINE portfolio. The industrial integration of MAYBELLINE in Europe led to a reduction in the number of the brand's factory references from 4,000 to 2,500, bringing cost savings which should further improve the brand's profitability in 2002.

Soft Sheen.Carson

In 2001, the brand made 75% of its sales in the United States and 25% in the Rest of the World.

The new entity created by merging SOFT SHEEN with CARSON, which accounts for 30% of the North American ethnic products market, successfully relaunched the hair relaxer and colourant Dark & Lovely, a flagship brand which forms the basis of the South African business.

The brand indeed achieved its strongest expansion (20%) in Africa, showing beyond doubt that the group's pan-African growth strategy is on the right track.

The group has set up the *L'Oréal Institute for Ethnic Hair & Skin Research* in Chicago.

C.C.B. – Club des Créateurs de Beauté

C.C.B., which specialises in the sale of branded beauty products by mail order, is a 50/50 joint venture subsidiary of L'Oréal and 3 Suisses, and in 2001 achieved sales growth of 9% on a like-for-like basis. Building on a profitable base in Europe, C.C.B. is now setting its sights on new markets.

Sales at C.C.B. Japan grew by 24%, and now represent 20% of the figure for the whole entity, making Japan the second most important country for C.C.B. after France but ahead of Germany.
Aqua Compact by Agnès b. and the skincare line White Eclat from Cosmence made strong contributions to this success.

Highlights of the year included the good performance of the Agnès b. brand with its strong-selling b. Shiny lipstick and mascara 3D, the Hydra Fit body milk launches at Cosmence, and the success of the Shine haircare line with cold-effect bioacids from Jean-Marc Maniatis.

C.C.B. has a wealth of expertise in relationship marketing, and uses an approach that combines conventional mail shots with e-mail messages. Internet-based sales accounted for 3.5% of C.C.B. sales in France and Germany, but stand at 30% in the United States. In December 2001, the U.S. figure reached an all-time high of 42%.

In 2001, C.C.B. considerably increased its profitability.


Dark & Lovely
Dark & Lovely
Dark & Lovely

Outlook for 2002

In 2001, the Consumer Products Division continued to make market share gains all over the world. A solid brand portfolio, constant new product innovation and dynamic teams look set to ensure positive performance from the Division over the coming years

Future expansion will be achieved through the strengthening of positions in developed countries, and the roll-out of brands in developing countries. The advances made in 2001 provide a solid base to take up these challenges in 2002.



LANCÔME PARIS

BIOTHERM

HELENA RUBINSTEIN

RALPH LAUREN

GIORGIO ARMANI PARFUMS

cacharel PARIS

Guy Laroche PARIS

Paloma Picasso PARFUMS

Kiehl's SINCE 1851

shu uemura tokyo paris new york

Luxury Products Division


shu uemura

Notable events in 2001:

Strategic innovation and globalisation

L'Oréal's Luxury Products Division has a truly international portfolio of global prestige brands sold in exclusive and selective outlets: Department stores, Perfumeries and Travel retail outlets. It aims to offer customers high technology products in an environment focussed on personalised service and advice. The strength and diversity of the brands, and the high standards applied in quality, communication and distribution make the Division one of the world leaders in the selective cosmetics sector.

Challenges and growth strategy

The Division's objective in 2002 is to maintain strong international expansion. Its growth strategy is based on:

- Strengthening the position of LANCÔME as one of the world's leading luxury brands.
- Developing HELENA RUBINSTEIN and BIOTHERM as new growth drivers.
- Boosting the perfume brands RALPH LAUREN, ARMANI and CACHAREL.
- Tapping into the potential of the new brands KIEHL'S and SHU UEMURA.

In geographic terms, Asia and Japan will be a major area for expansion in *skincare* and *make-up*. Europe will continue to achieve growth and the environment in the United States is expected to gradually become more favourable.
The Division's expertise enables it to offer each generation of women products ideally suited to their needs.



"Faced with a difficult economic environment in 2001, the Division continued to win market share. There were a large number of successful innovative launches, and the Division also bolstered its position as world leader in perfumes.
In geographic terms, Asia advanced by 25%, with strong performances in Korea, Thailand and China. In Japan (up by 13%), the group captured leading positions. In Europe there were high growth rates in Italy, Spain, the United Kingdom and the Netherlands, ranging from 9% to 14%. In the United States, where market conditions were more difficult, sales continued to grow (up by 3.3%) following the very high figure (14%) achieved in 2000. Travel retail remained dynamic (up by 6.1%)."

Gilles Weil
President Luxury Products

Consolidated sales by business segment

€ millions	2000	2001	% of 2001 sales	Growth 2001/2000
Perfumes	1,397.2	1,500.7	42.3%	7.4%
Skincare	1,178.5	1,215.5	34.2%	3.1%
Make-up	809.1	833.7	23.5%	3.0%
Total	3,384.9	3,550.0	100%	4.9%

Consolidated sales by geographic zone

€ millions	2000	2001	% of 2001 sales	Growth 2001/2000
Western Europe	1,440.7	1,515.3	42.7%	5.2%
North America	1,246.4	1,302.7	36.7%	4.5%
Rest of the World	697.8	732.0	20.6%	4.9%
Total	3,384.9	3,550.0	100%	4.9%

lancome.fr Internet site.




LANCÔME


MAQUILLAJE
MAQUILLAJE



Activity and developments in 2001

Lancôme

In 2001, LANCÔME achieved like-for-like growth of 5.1%. Successful innovative launches, the global success story of Miracle and strong performances in Asia again enabled the brand to strengthen its worldwide leadership.

In *skincare*, LANCÔME took three major initiatives:

- The outstanding success of Absolue, a deep restructuring cream, bolstered LANCÔME's dominant position in the anti-ageing segment.
- In *skincare* products for young consumers, Vinéfit, an energising moisturiser with grape nutrients and polyphenols, continues to expand with new extensions to the range (Vinéfit Cool Gel and Vinéfit Lèvres, for the lips).
- LANCÔME is continuing to develop specially targeted products for Asia, and 2001 was an outstanding year for Blanc Expert, a night renewal lightening cream, and its new "XL" formula, launched in March 2001.

Alongside these major initiatives, the core product lines continued to perform well, and Rénergie (with dual anti-wrinkle and firming action) maintained its position as one of the leading skincare ranges worldwide.

Expansion in the *make-up* segment was driven by mascaras, the increasingly popular foundation Photogénic, and lipsticks. The extra volume mascara Amplicils continued to prove successful, with over 3 million units sold. One of LANCÔME's core foundation products, Photogénic light-reflective vitality, made advances following range extensions (Ultra confort and Compact). The lipstick segment is performing well, supported by the launch of Lip Dimension, a long-lasting liquid lip-shaping product that has attracted new customers.

In *bodycare*, the launch of the new Aroma Fit freshness balance line is consolidating LANCÔME's position on the aromatherapy market.

Lastly, 2001 was a year of very strong expansion for LANCÔME *perfumes*. In addition to Trésor, reinvigorated by a new advertising campaign, Miracle has won worldwide recognition as one of the top fragrances on the market. In autumn, the launch of Miracle Homme marked LANCÔME's entry into the lucrative male fragrance market.

Biotherm

2001 was another year of strong growth for the BIOTHERM brand (up by 11%). The highest growth rates were achieved in Asia (53%), Travel retail (24%), Japan (14%) and Italy (12%).

These double-digit growth figures can be attributed to:

- The success of innovative products: Age Fitness, an active anti-ageing product with pure olive leaf concentrate, achieved a sales volume of almost 1 million units, making it the second largest BIOTHERM range after Aquasource. The large-scale launch of Aquasport, developed in conjunction with Olympic athletes, and the launches of Aquathermale mineral mud and moisturising cream demonstrated the strength of BIOTHERM in *bodycare*.

  On the men's market, Abdosculpt, the ideal firming tonic for revitalising the body, had a revolutionary impact, with over 200,000 units sold and an exceptional press coverage.
- A policy of strong support for existing lines, with sales growth for Aquasource and Biosource and range extensions for Hydra Detox.
- Very strong growth in Asia with the opening of a highly successful boutique in Hong Kong. Growth is continuing in Japan with very good results in sales in department stores.


ABSOLUE
LANCÔME
LANCÔME
BIOTHERM
AGE FITNESS
ESSENCE ANTI-ÂGE SUPERACTIVÉE
SUPERACTIVATED ANTI-AGING ESSENCE
AGE FITNESS


RITUAL ROUGE







Helena Rubinstein

The brand consolidated its positions in 2001, with particularly strong performances in Asia (Japan, Thailand, Travel retail) and Europe (Spain, Netherlands and Travel retail).

2001 was marked by the launch of two major *skincare* products: Urban Active, a fluid for initial signs of ageing, and Collagenist, a skincare line with an anti-wrinkle effect. The solid performance of Force C, an energising skincare line with vitamin C, and Face Sculptor, a lifting cream with Pro-phosphor which is HELENA RUBINSTEIN's number one *skincare product,* enabled the group to increase its expertise in *facial skincare*. Growth rates were stepped up through products specifically developed for Asia, such as Power A serum.

In the field of *make-up*, growth was particularly strong in foundations, with the launches of Illumination, a foundation with mother-of-pearl, Double Agent with its exclusive microscopic correction system, and Colour Statement, pure and transparent colour, which are also attracting younger customers.
The end of the year 2001 saw the release of a new lipstick, Rouge Pulse.

Major initiatives were taken in 2001 to rejuvenate the image of HELENA RUBINSTEIN in points of sale, with the installation of new skincare and make-up multitesters, the opening of redesigned counters (at Galeries Lafayette Haussmann in Paris, for example) and the creation of a loyalty club in Japan, the "Visionary Beauty Club".



Prestige & Collections

After two years of rapid growth, perfumes consolidated their position in 2001 with a 7.4% increase based on consolidated figures.

Ralph Lauren

RALPH LAUREN remains the Division's leading perfume brand. The launch of Ralph, the colourful and exhilarating fragrance for the 15-25 age group, enabled Europe to achieve strong growth (11%). Glamourous, RALPH LAUREN's new women's line launched in the United States, is proving highly successful. The core products Polo and Romance complete the line-up from RALPH LAUREN, one of the top signatures on the selective perfume market today.

Giorgio Armani

This brand is making great strides forward in Europe (18%), largely due to the launch of Emporio White, which has consolidated the customer base of the Emporio range. The very good performance of Acqua di Giò for Men, the world's leading men's fragrance, and the selective extension of ARMANI make-up, are strengthening the brand's development prospects. New counters have been opened at Saks in San Francisco, New York and Singapore.

Cacharel

CACHAREL has strengthened its position with a new advertising campaign for Anaïs Anaïs and the launch of the Noa perfume.

Guy Laroche

The promotional campaigns organised this year have enabled Drakkar Noir to maintain its position in the men's perfume league tables.

Paloma Picasso

With a strong presence in Germany, Eastern Europe and Latin America, the brand is continuing to refocus on Mon Parfum, now acknowledged as a classic fragrance.

Kiehl's

Acquired by L'Oréal in 2000, the brand now forms part of the Luxury Products Division. Strongly established in the United States, KIEHL's has an original image offering strong development potential. The brand, which has *facial skincare*, *bodycare, haircare* and *men's skincare* lines, is preparing for global roll-out in 2002, and is achieving good growth levels in the United States.

Shu Uemura

L'Oréal has concluded a strategic alliance with the Japanese brand SHU UEMURA. Acquisitions of agents are in progress, and the brand has already been launched by L'Oréal teams in Korea, Thailand, the United Kingdom and France.


RALPH
RALPH

Outlook for 2002

Although a slowdown is expected in some major markets in 2002, we are still setting our sights high and are determined to keep on winning market share.
The major product successes achieved in 2001 provide a solid base for future growth. 2002 will be a year marked by new technological breakthroughs for all the brands, and by new perfumes from the strategic brands.
The efforts channelled into achieving gains in administrative and industrial efficiency, and the synergies between organisational structures, should make more resources available to support launches and to continue to improve results.



VICHY
LABORATOIRES

LA ROCHE-POSAY
LABORATOIRE PHARMACEUTIQUE

Active Cosmetics Department

Accelerating global growth

Active Cosmetics develops dermo-cosmetic brands for sale in pharmacies, and is world number one in this segment for facial skincare and sun protection. Supported by pharmaceutical advice and dermatological prescription, Active Cosmetics products meet consumers' needs for safety and effectiveness, as proven by clinical tests.


ESPACIO DE SALUD DE LA PIE
VICHY
VICHY
VICHY

Notable events in 2001:

- Acquisition in the United States of BIOMEDIC which is to be internationally developed under the LA ROCHE-POSAY brand.
- New subsidiaries in Thailand, Slovenia, Croatia and Venezuela.
- Launch of VICHY products in Brazil and Mexico.
- LA ROCHE-POSAY continued to raise its profile as a global brand.

Challenges and growth strategy

Number one in *skincare* and with a strong presence in Western Europe, the Active Cosmetics Department is continuing to grow by stepping up the pace of its international expansion. After a remarkable breakthrough in Eastern Europe, it is scoring successes in Asia and Latin America. Its key challenges are consolidating its *facial skincare* market shares, developing dermatological *make-up* lines and starting up operations in the United States.

Consolidated sales by geographic zone

€ millions	2000	2001	% of 2001 sales	Growth 2001 / 2000
Western Europe	476.7	507.9	77.8%	6.5%
North America	17.8	37.4	5.7%	110.4%
Rest of the World	79.8	107.2	16.4%	34.3%
Total	574.3	652.5	100%	13.6%


VICHY
LABORATOIRES
NOVADIOL
SOIN PROFOND REDENSIFIEUR
VISAGE ET COU

Activity and developments in 2001

Vichy

VICHY develops products based on formulations of Eau Thermale de Vichy (Vichy thermal spa water) combined with dermatological hypoallergenic active ingredients, which provide excellent value for money and are backed up by pharmacists' advice and medical recommendations.

VICHY achieved 9% growth in 2001 with the help of 3 major achievements:

- Continuing growth in *facial skincare* with:
  - The outstanding success of Novadiol, capable of redensifying the skin with soya Phyto-Flavone for women over 50. This major innovation has given rise to numerous scientific publications, and has been enthusiastically welcomed by the dermatological community.
  - The success of Bi White, a skin whitening product combining vitamin C and kojic acid developed for the Asian market.
  - The very successful launch of Vichy Homme and the highly innovative Mag C, a daily skin moisturiser and strengthener with magnesium and pure vitamin C.
- Strong market share gains in *bodycare* with the launch of Lipidiose 1 and 2, a moisturising body milk that promotes lipid synthesis and the resounding success of the new slimming product D Stock, already the market leader in Europe.
- Global expansion, backed up by the opening of subsidiaries in Mexico and Brazil which offer substantial growth prospects in Latin America. In Eastern Europe, VICHY continued its very strong expansion (up by 34%) with a dramatic advance in sales growth in Russia. In Asia, the brand's rapid build-up was confirmed by a growth rate of 60%, with another successful year in China (up by 68%).

La Roche-Posay

LA ROCHE-POSAY develops products devised by and for dermatologists, which meet their exacting clinical test requirements. In 2001, LA ROCHE-POSAY achieved strong growth of 23.5% like-for-like.
The brand continued to grow internationally, with major successes in Latin America, Asia and Eastern Europe. In the United States, the acquisition of BIOMEDIC, a professional peeling line for dermatologists and plastic surgeons, will enable the brand to win itself a national reputation.

LA ROCHE-POSAY achieved strong growth on three fronts:

- In *sun protection*, Anthelios, still the leader in the prescription market in Europe, continued to achieve strong worldwide growth, as the superiority of its filter system was confirmed in 15 scientific publications.
- *Facial skincare* advanced by 21%, boosted by the highly innovative Effaclar K, an everyday skincare product for greasy skin with blemishes, using a patented L'Oréal micro-exfoliation technique. Hydraphase XL, the daily moisturiser offering maximum UVA protection, which was launched in 2000, continued to achieve strong growth (49%) while Toleriane became number one in the segment of sensitive skin products sold in pharmacies.


EFFACLAR K
SOIN RENOVATION
PEAUX GRASSES
LA ROCHE-POSAY
30 ml

- Success in *make-up* with two major innovations: Unifiance, a skin corrector, and Vernis Cristal, a new hypoallergenic toluene-free and formol-free varnish for brittle nails.

Outlook for 2002

International expansion for the Active Cosmetics Department, and the launch of highly technological value-added products on new market segments will ensure high growth in 2002. Furthermore, VICHY and LA ROCHE-POSAY will be boosted by worldwide consumption patterns which are increasingly sensitive to the recommendations of both pharmacists and dermatologists.

Galderma

GALDERMA, the L'Oréal/Nestlé joint venture in dermatology, ended 2001 with sales of € 584 million, up by 11.3%. All the strategic brands showed good performances.



Metrogel®
0.75%
30 g
GALDERMA
Loceryl

Metrogel®, for rosacea, launched in Germany.

Notable events

- June 2001: a meeting of international experts on acne treatments was held in Paris. The conference focussed on the use of topical retinoids outside their current niche application. The findings will be published in 2002 in a supplement to one of the main dermatological journals, and are expected to further strengthen the position of Differin® compared to other treatments available for dermatologists.
- July 2001: launch in the United States of Clindagel™, an innovative water-based gel formulation of clindamycin for acne treatment.
- September 2001: launch in Germany of Metrogel®, a topical metronidazole-based treatment for rosacea.

Activity and developments in 2001

Since its foundation in 1981, GALDERMA has endeavoured to provide dermatologists and their patients with products that effectively treat skin disorders and improve their quality of life. Its dermatological research and development programme is entirely devoted to dermatology and is the largest of its kind in the world. GALDERMA's approach enables it to meet the needs of its partner dermatologists in the sixty countries in which its products are actively marketed.

The key event in the United States this year was the launch of a new topical acne treatment, Clindagel™, an innovative formulation of the antibiotic clindamycin.

Differin®, a topical acne treatment that accounts for over 27% of GALDERMA sales, is now the most prescribed treatment

Consolidated sales by geographic zone

€ millions	2000	2001	% of 2001 sales	Growth 2001/2000
Western Europe	99.4	109.0	18.7%	9.6%
North America	337.9	386.1	66.1%	14.3%
Rest of the World	87.8	89.2	15.3%	1.6%
Total	**525.1**	**584.3**	**100%**	**11.3%**


Differin®
Adapalenum
Żel
0,1%
30g
GALDERMA

Differin®, topical anti-acne, launched in Russia and Poland.


Clindagel
Topical Gel
For Topical Use Only
GALDERMA



Clindagel™, new anti-acne treatment, launched in the United States.

for light to moderate acne. New launches took place in Russia, Poland and India.

Three years after its acquisition and relaunch, Locéryl® varnish – an antifungal treatment for nail mycosis – achieved high growth. There was also a strong performance from the Rozex/Metro® treatment for rosacea, which was launched in Germany, the largest market in Europe.

Silkis®, a new topical vitamin D treatment for psoriasis, was launched in Finland following its initial launches in 2000, and was granted regulatory approval in several new European countries: the United Kingdom, Spain, Italy and Portugal.

GALDERMA acquired Solage™, a new product to treat pigmented spots caused by exposure to the sun, developed by BRISTOL-MYERS SQUIBB. Solage™, a tretinoin/mequinol solution, has been granted approval in the United States and Canada, and a registration application has been made in Europe. At the end of the year, a licence agreement was concluded with PHOTOCURE for rights throughout the world except Scandinavia for Metvix®, a new treatment for actinic keratosis and squamous-cell carcinoma.

In 2001, GALDERMA also continued to broaden its geographical coverage by opening new subsidiaries in Poland, Singapore, Taiwan and Perú.

Outlook for 2002

In 2002, GALDERMA will make a major move into a new and important area of dermatology: pigmentation problems and other skin disorders caused or made worse by chronic and repeated exposure to the sun.

Solage™, a treatment for pigmented spots caused by exposure to the sun, acquired from BRISTOL-MYERS SQUIBB, will be launched in Canada and the United States at the end of the year.

Tri-Luma™, a pigmentation remover used to treat melasma, for which GALDERMA acquired worldwide rights from HILL PHARMACEUTICALS, was granted its first registration in the United States in January 2002, and will be launched in March.

Finally, GALDERMA has signed a licence agreement with PHOTOCURE, a specialist in photodynamic therapy, for Metvix®, a new product used to treat actinic keratosis and squamous-cell carcinoma, the most severe disorders caused by chronic exposure to the sun.

Sanofi-Synthélabo

SANOFI-SYNTHÉLABO is the 2nd largest pharmaceutical group in France, number 7 in Europe and one of the top 20 worldwide players. SANOFI-SYNTHÉLABO is jointly controlled by L'Oréal and TOTALFINAELF under a Shareholders' agreement that is binding until 2nd December, 2004 and whose main provisions have been published by the Conseil des Marchés Financiers.



Laboratory work under U.V. lamps.

Notable events

- Arixtra® was registered in the United States for the prevention of deep-vein thrombosis following a priority review procedure. A favourable verdict was also obtained from the Pharmaceutical Specialities Committee for its registration in Europe.
- Priority review within 6 months was granted by the American health authorities for two further registration applications: Plavix® for unstable angina, and Avapro® for diabetic nephropathy.
- Significant increase in the size of the American sales force.
- European launch of Fasturtec®, a product developed using biotechnology, which aims to improve the life span prognosis of children and adults with leukaemia, by preserving the renal function.

L'Oréal interest in SYNTHÉLABO and subsequently in SANOFI-SYNTHÉLABO (€ millions)


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Worker in a sterile area
of the Clinical Batches Unit
at the Montpellier research centre.



Binding to antithrombin III
and inhibition of factor Xa.

Researchers studying an exploratory
biochemistry 3D image
at the Montpellier research centre.

Activity and developments in 2001

SANOFI-SYNTHÉLABO operates in more than 100 countries, with subsidiaries in every European country. It operates directly and through partnerships in the United States, and is also present through partnerships in Japan.

The group specialises in four therapeutic fields: cardiovascular/thrombosis, central nervous system, internal medicine and oncology. Its specialisation enables it to occupy significant positions in each of these fields.

The group has a portfolio of 48 compounds in development.

SANOFI-SYNTHÉLABO achieved consolidated sales of € 6,488 million, an increase of 15% on a like-for-like basis. The top 15 products, which account for 63% of pharmaceutical products consolidated sales, grew by 25% on a like-for-like basis. Consolidated net profit attributable to the group before exceptional items and goodwill amortisation amounted to € 1,376 million, representing growth of 43%.

The developed sales of SANOFI-SYNTHÉLABO products worldwide, which include the group's consolidated sales plus those of Plavix®/Iscover® and Aprovel®/Avapro®/Karvea® under agreement with BRISTOL-MYERS SQUIBB and those of Stilnox®/Ambien® under agreement with PHARMACIA, amounted to € 8,746 million, a 21% increase on a like-for-like basis.

The developed sales of the three flagship products showed highly dynamic growth.

The developed sales of Plavix®/Iscover® reached € 2,033 million, representing a 55% increase on a like-for-like basis, reinforcing its position as world number one on the platelet aggregation inhibitor market.

The developed sales of Stilnox®/Ambien®/Myslee® rose to € 1,215 million, representing a 29% increase on a like-for-like basis, confirming its position as world number one on the hypnotics market.

The developed sales of the anti-hypertension product Aprovel®/Avapro®/Karvea® amounted to € 924 million, representing a 37% increase on a like-for-like basis.

Outlook for 2002

Arixtra®, the group's fourth flagship product, was launched in the United States in February 2002; it should be available in Europe in March 2002. Arixtra® is marketed jointly by SANOFI-SYNTHÉLABO and ORGANON in North America and will be marketed exclusively by SANOFI-SYNTHÉLABO in Europe and the Rest of the World (excluding Japan).

On 16th April, 2002, SANOFI-SYNTHÉLABO will acquire the 51% interest held by PHARMACIA in the joint venture LOREX PHARMACEUTICALS, under the agreement signed with PHARMACIA in May 1998. This move will give the group all the rights to the Ambien® brand in the United States.

Modus operandi of the Board of Directors

At its meeting in December 2001, the Board of Directors carried out the scheduled year-end review of its modus operandi, of which substantial excerpts are included below. The Board Members pointed out that "they always strive to comply with the principles, recommendations and best practices of Corporate Governance, that they are determined to carry out their duties in the interest of all the Shareholders, and that they always take their decisions on a collective basis."

A balanced Board with actively involved Board Members

Board Member attendance at the six meetings held during the year was over 80%. This demonstrates the Board Members' determination to be regularly informed about the group's operations, and to actively participate in the deliberations of the Board. Debates are open, serious and constructive, seeking to respect the concerns of each Board Member and ensure complementarity between all the Members.

A Board that assumes its responsibilities and Directors who maintain an independent spirit

L'Oréal Board Members are aware of the general and specific obligations that apply to them, including their legal obligations. Board Members comply with the group's rules concerning insider trading when they hold privileged information, and, in case of any conflict of interest, always inform the Board accordingly. These principles form part of the L'Oréal Director's Charter whose text has been approved by the Board of Directors itself.

All Board Members remain free at all times to make judgements based on their own views, and in 2001 expressed their satisfaction with the range and clarity of the topics raised at Board meetings, which reflected their concerns.

Active Committees and a collective decision making process

The Audit Committee and the Management and Remuneration Committee met three times in 2001. Each of the Committees – which consists of three Board Members, including one non-executive director – reported on its deliberations to the Board, and decisions were then taken on a collegial basis.

The Audit Committee continued its analysis of the procedures used to manage and limit risks, primarily in the financial and legal fields, making sure that the standards laid down in the L'Oréal Financial Guide Book were fully comprehensive, and that controls were in place to ensure their application all over the world.

The Management and Remuneration Committee examined the issue of the structure of the Board, with a view to recommending changes. Its brief has been extended to include the selection of Directors. It considered the detailed proposals of the Management Committee concerning the attribution of stock options and discussed them, before making a recommendation that they should be approved by the Board of Directors.

The Chairman, Mr Lindsay Owen-Jones, expressed his satisfaction with the quality and complete independence of the work carried out by the two Committees, and indicated that he wished them to increase the scope of their activities in the future.

Senior Management strives to ensure instructive exchanges with the Board of Directors

The main economic and financial management targets of the group are presented to the Board by the Senior Management. The Directors thus carry out the duties of control with which they are entrusted by all the Shareholders, to ensure the sustainable development of the group. The Board of Directors has in particular confirmed the relevance of L'Oréal's strategy, based on a model of steady, balanced and profitable growth, drawing on the wide-ranging expertise of highly motivated men and women.

The Board of Directors

Lindsay Owen-Jones

British.
Joined L'Oréal in 1969.
During his international career with the group, he was Chief Executive of L'Oréal in Italy from 1978 to 1981, and President of L'Oréal USA from 1981 to 1984. He was appointed Deputy Chairman and Chief Executive Officer in 1984, and **Chairman and Chief Executive Officer** in 1988.
L'Oréal Board Member since 1984 (term of office renewed in 1998).
Gesparal Board Member. Board Member of BNP Paribas and Sanofi-Synthélabo Member of the Supervisory Board of Air Liquide.

Jean-Pierre Meyers (4)

L'Oréal Board Member since 1987 (term of office renewed in 2001).
Vice-Chairman of the Board.
Gesparal Board Member.
Nestlé S.A. (Switzerland) Board Member.

Liliane Bettencourt (1)

Daughter of Eugène Schueller, who founded L'Oréal in 1907.
L'Oréal Board Member since 1995 (term of office renewed in 1999).
Vice-Chairman of the Board of Gesparal, in which she holds the controlling interest.

Françoise Bettencourt Meyers

Daughter of Mrs Bettencourt.
L'Oréal Board Member since 1997 (term of office renewed in 2001).
Gesparal Board Member.

Peter Brabeck-Letmathe

Austrian.
With the Nestlé group since 1968, appointed General Manager in 1992, then Chief Executive Officer of Nestlé S.A. (Switzerland) in 1997 and Vice-Chairman of the Board in 2001.
L'Oréal Board Member since 1997 (term of office renewed in 2001).
Gesparal Board Member.
Vice-Chairman of the Board of Crédit Suisse group. Roche Holding Board Member.

Francisco Castañer Basco (4)

Spanish.
With the Nestlé group since 1964, appointed General Manager in 1997.
L'Oréal Board Member since 1998.
Gesparal Board Member.

François Dalle

With L'Oréal from 1942 to 1984, Group Executive Vice-President in 1948, Chairman and Chief Executive Officer from 1957 to 1984.
Board Member of Nestlé S.A. (Switzerland) from 1974 to 1989 and Vice-Chairman from 1986 to 1989.
L'Oréal Board Member since 1950 (term of office renewed in 2001).
Vice-Chairman of the Board of Gesparal.
Chairman and Founder of *L'Institut de l'Entreprise*. Chairman and Founder of *L'Association Entreprise et Progrès*.
Chairman of the periodical *Humanisme et Entreprise*.

Rainer E. Gut (2)

Swiss.
Began his banking career in England and in the United States. Joined Crédit Suisse in 1971, Chairman of the Board of Crédit Suisse group from 1983 to 2000. Honorary Chairman thereafter. Chairman of the Board of Nestlé S.A. (Switzerland).
L'Oréal Board Member since 2000.
Vice-Chairman of the Board of Gesparal.
Board Member of Sofina S.A. (Belgium).

Marc Ladreit de Lacharrière

With L'Oréal from 1976 to 1991, formerly Vice-President in charge of Administration and Finance, Group Executive Vice-President from 1984 to 1991.
Chairman of Fimalac.
Chairman of Fitch, Inc.
Member of the International Advisory Board of Renault-Nissan.
L'Oréal Board Member since 1984 (term of office renewed in 1998).
Board Member of Canal+ and Euris.
Member of the Supervisory Board of Casino and Groupe Flo.

Olivier Lecerf (3)

Joined Lafarge in 1956, Chairman and Chief Executive Officer from 1974 to 1989, Honorary Chairman thereafter.
L'Oréal Board Member since 1990 (term of office renewed in 1998).

Édouard de Royère (2)

Joined Air Liquide in 1966, Executive Vice-President in 1979, Chairman and Chief Executive Officer from 1985 to 1995, Honorary Chairman thereafter.
L'Oréal Board Member since 1995 (term of office renewed in 1999).
Board Member of the following companies: Danone, Fimalac, Sodexho, Solvay and Wanadoo.
Member of the Supervisory Board of Air Liquide and Michelin. Chairman of ANSA (National Association of Joint-Stock Companies).

Michel Somnolet

Joined L'Oréal in 1966.
With L'Oréal USA from 1969 to 1999, where he was appointed Board Member in 1976 and Executive Vice-President Chief Operating Officer in 1983.
Vice-President in charge of Administration and Finance at L'Oréal since 1st January, 2000.
Appointed Board Member on 23rd February, 2000.
Permanent L'Oréal representative on the Board of Sanofi-Synthélabo.

Guy Landon

With L'Oréal from 1953 to 1994.
Formerly Vice-President in charge of Human Resources, Group Executive Vice-President from 1991 to 1994.
Has asked that his term of office as Board Member, which began in 1989, should not be renewed at the L'Oréal Annual General Meeting on 29th May, 2001.

(1) Chairman of the "Management and Remuneration Committee"
(2) Member of the "Management and Remuneration Committee"
(3) Chairman of the Audit Committee
(4) Member of the Audit Committee

– the statutory length of a Board Member's term of office is currently 4 years.
– directorships of group subsidiaries are not mentioned.
– every Board Member holds a minimum of 1,000 shares in the group.
– a full presentation of the Directors, in accordance with legal requirements, is included in the management report of the Board of Directors.

The L'Oréal Share

Information on the L'Oréal share

Fiscal year from 1st January to 31st December.
Sicovam equity code: 12032.
Minimum lot: 1 share.
Par value: € 0.2.
Trading on the cash market of the Paris Stock Exchange.
Eligible for the Deferred Settlement Service (SRD).
Unsponsored American Depository Receipts are freely traded in the United States through certain American banks.

Share Price

Price at 28th December, 2001: € 80.90
High: € 92.10 at 2nd January, 2001
Low: € 64.00 at 21st September, 2001
Annual rise at 28th December, 2001:

L'Oréal:	-11.39%
CAC 40:	-21.97%
Euronext 100:	-19.73%
DJ Stoxx 50:	-18.66%

Market capitalisation at 28th December, 2001: € 54.7 billion.
At 28th December, 2001 the L'Oréal share accounted for:

- 5.50% of the CAC 40
- 3.24% of the Euronext 100
- 1.64% of the DJ Stoxx 50

5 - year investment in L'Oréal shares[2] - In euro

Purchase of 50 shares on 31st December, 1996	14,894.50
Reinvestment of dividends	
Valuation at 28th December, 2001[3] (544 shares at € 80.90)	44,009.60

Capital invested multiplied by 2.95
Total Shareholder Return: 22.39% per year

(2) - See volume 3 of the Annual Report 2001 (shareholder value creation).
(3) - There was a ten-for-one share split on 3rd July, 2000.

L'Oréal share performance (base 100 as of 01.01.97)


L'Oréal (adjusted share price)
CAC 40 index(1)
DJ Stoxx 50 index(1)
(reconstituted prior to 26th February, 1998)
Source Datastream
300
250
200
150
100
50
1997
1998
1999
2000
2001

As of 31st December, 2001, L'Oréal's share capital consisted of 676,062,160 shares with a par value of 0.2 euro. Gesparal S.A. holds 53.70% of L'Oréal's capital and 71.05% of voting rights.

(1) - Indexes relative to L'Oréal share price.

Net profit before capital gains and losses and after minority interests[4] - In euro


1.22
1.52
1.82
+15.1%
+24.2%
+19.6%
1999
2000
2001

(4) - After the ten-for-one share split of 3rd July, 2000.

Dividend - In euro

		1999	2000	2001
Final adjusted closing price[5]		79.65	91.30	80.90
Dividend per share for the year[5]	Net dividend	0.34	0.44	0.54[6]
	Tax credit	0.17	0.22	0.27
	Total value	0.51	0.66	0.81

(5) - After the ten-for-one share split of 3rd July, 2000.
(6) - Dividend proposed to the Annual General Meeting of 29th May, 2002.

Keeping Shareholders fully informed

L'Oréal spares no effort to ensure that all of its individual and institutional Shareholders are regularly provided with clear and comprehensive information.



The L'Oréal Annual General Meeting of Shareholders at UNESCO Headquarters.

Ongoing dialogue with the financial community

Throughout the year, L'Oréal provides opportunities for meetings with its Shareholders and with institutional investors.
Every year several Shareholder information meetings are held in major French cities. The group also meets both analysts and investors at road shows in the world's main financial centres.
The **Annual General Meeting**, another opportunity for dialogue between registered Shareholders and the group, is to be held on Wednesday, 29th May, 2002 at UNESCO – 125, avenue de Suffren – 75007 Paris, France. The rules to attend this legal event are published in the "Letters to Shareholders" and are available on the L'Oréal financial Internet site.
Each year, L'Oréal carries out a number of opinion polls to gather the views of all of its Shareholders. Shareholders are thus able to explain what financial communication they need, helping the group to improve the quality of the information it provides directly or through print and electronic media.

Up-to-date information

L'Oréal makes detailed information available in a variety of forms:

- The group's Annual Report, registered as a Reference Document with the Commission des Opérations de Bourse, has won three recent awards in the United States (*The Report of the Report*), the United Kingdom (*Investor Relations Magazine*) and France (*Agéfi Euronext*).
- An Internet site for the financial community **www.loreal-finance.com** with a dedicated Shareholder's corner.
- The Shareholder Digest which is regularly updated.
- The Letter to Shareholders (four times a year).
- The freephone Shareholder service call centre enables all L'Oréal Shareholders to obtain practical information as well as allowing holders of directly registered shares to issue L'Oréal share orders.
- News releases, issued to mark scheduled events or discuss sensitive developments.
- Announcements in the "Bulletin des Annonces Légales Obligatoires".
- Legal information on the COB website.

Awards in 2001

- L'Oréal was awarded the Bronze Trophy for the best Annual General Meeting, in the Awards established by Le Revenu (Paris), ANAF and Publicis Consultants Ecocom.
- The loreal-finance.com site was awarded the silver medal, following a survey of French financial sites by BoursoScan, the number one barometer reflecting the satisfaction of Shareholders using the Internet in France.
- In the 2001 "the most respected companies in the world" tables published by the UK's Financial Times, L'Oréal was the number one French group in the overall rankings.
It was also voted the "2nd most respected consumer goods company" in the world, and was in 5th position worldwide in terms of Shareholder value creation.

Financial information schedule for 2002

Key dates	Events
23rd January	2001 Sales announcement
21st February	2001 Provisional Results announcement
26th March	2001 Audited Results announcement
4th April	First Quarter 2002 Sales announcement and Annual Financial Information Meeting
29th May	2002 Annual General Meeting of Shareholders
11th July	First Half 2002 Sales announcement
5th September	First Half 2002 Results announcement
10th October	Third Quarter 2002 Sales announcement

Your contacts

By telephone: from France: **Freephone number: 0 800 66 66 66**
from abroad: + 33 1 58 13 51 36
By e-mail: info@loreal-finance.com
By post: Actionnariat L'Oréal
BNP Paribas - Métier Titres GIS
Les Collines de l'Arche – 92057 Paris-la-Défense, France

L'Oréal
Headquarters - 41, rue Martre – 92117 Clichy, France
Tel.: + 33 1 47 56 82 65 – Fax: + 33 1 47 56 86 42

Persons to contact:

- for Shareholders:
Mr François ARCHAMBAULT, Director of International Financial Information;
- for analysts and institutional investors:
Mrs Caroline MILLOT, Director of Investor Relations;
- for journalists:
Mr Lorrain KRESSMANN, Director of Press Relations.


L'ORÉAL
SHAREHOLDERS' CORNER
2001 GENERAL MEETING
SHAREHOLDERS' LETTERS
YOUR RIGHTS AND INFORMATION
FAQ'S
GLOSSARY
WELCOME TO THE L'OREAL SHAREHOLDERS' CORNER
EVENTS
RELATED

Published by the Administration and Finance Division and the Corporate Communications and External Affairs Division of L'Oréal group.
[illegible] Afonador (cover), Alain Buu (portrait of Mr Owen-Jones), Carole Bellaiche (portraits of Vice-Presidents), Daniel Kriegs, Thibaut de Saint Chamas,


L'ORÉAL

http://www.loreal.com

http://www.loreal-finance.com

L'ORÉAL

Incorporated in France as a "Société Anonyme"
with registered capital of € 135,212,432
R.C. Paris B 632 012 100

Headquarters:
41, rue Martre
92117 Clichy - France
Tel.: +33 1 47 56 70 00
Fax: +33 1 47 56 80 02

Registered Office:
14, rue Royale
75008 Paris - France

L'ORÉAL

2001

Consolidated Financial Statements 2001



Consolidated financial statements 2001

Contents

The L'Oréal Annual Report comprises three separate documents:

- a general brochure,
- the consolidated financial statements,
- the Management Report together with the L'Oréal S.A. parent company financial statements and additional information.

This document is a translation of the French consolidated financial statements and is provided for information purposes only. In case of any doubt, please refer to the original French text.

L'Oréal's financial policy

The role of the Administration and Finance Division is to implement a policy that supports L'Oréal's growth while minimising any constraints which could adversely affect the group's industrial strategy.

The financial policy has always promoted:
- the company's independence,
- the self-financing capacity of the group,
- the visibility of earnings,
- the continuous training of personnel worldwide.

Financial management consists of the following tasks:
- controlling risks,
- using rapid information systems to enable continuous adaptation to changing economic conditions, while avoiding volatility,
- developing standards and monitoring their application,
- ensuring the stability of the balance-sheet structure (as a mean to an end, and not as an end in itself).

Volumes II and III of the Annual Report present the consolidated financial statements and the parent company financial statements as required by law.

The law on New Economic Regulations stipulates that not only the financial statements of the parent company L'Oréal S.A. should be submitted to the Annual General Meeting for approval, but also the consolidated financial statements of the group.

Michel SOMNOLET
Excecutive Vice-President
Administration and Finance

Consolidated Balance Sheets

€ millions

Assets (net values)	31.12.2001	31.12.2000 Restated(1)	31.12.2000 Published	31.12.1999 Restated(1)	31.12.1999 Published new reference
Fixed Assets	**8,140.3**	**7,605.1**	**7,605.1**	**5,917.9**	**5,917.9**
Unissued share capital	**0.1**	**0.1**	**0.1**	**0.1**	**0.1**
Goodwill (note 1)	**686.5**	**506.5**	**506.5**	**109.7**	**109.7**
Intangible fixed assets (note 2)	**4,127.3**	**4,134.6**	**4,134.6**	**3,293.9**	**3,293.9**
Tangible fixed assets (note 3)	**1,761.3**	**1,611.6**	**1,611.6**	**1,408.9**	**1,408.9**
Financial assets	**172.2**	**230.4**	**230.4**	**134.6**	**134.6**
Investments in non-consolidated companies (note 4)	12.9	75.0	75.0	5.4	5.4
Long-term loans and other debtors	78.8	79.3	79.3	63.3	63.3
Deposits and bonds	80.5	76.1	76.1	65.9	65.9
Investments in associated companies (note 5)	**1,392.9**	**1,121.9**	**1,121.9**	**970.7**	**970.7**
Current assets	**6,723.5**	**6,255.8**	**6,013.4**	**5,138.7**	**4,944.1**
Stocks (note 6)	1,177.4	1,226.9	1,226.9	979.8	979.8
Payments to suppliers	68.9	79.3	79.3	64.9	64.9
Trade debtors (note 7)	2,191.8	2,168.4	2,168.4	1,875.4	1,875.4
Other debtors and prepaid expenses (note 8)	1,331.2	1,193.7	951.3	1,139.0	944.4
Short-term investments (note 9)	1,409.3	1,081.7	1,081.7	612.0	612.0
Cash and other short-term funds	544.9	505.8	505.8	467.6	467.6
Unrealised translation losses	**8.4**	**16.0**	**16.0**	**16.5**	**16.5**
TOTAL ASSETS	**14,872.2**	**13,876.9**	**13,634.5**	**11,073.1**	**10,878.5**

(1) The 1999 and 2000 data presented as *Restated* allow for the impact of introducing the preferential method for the booking of employee retirement obligation and related benefits on the balance-sheet (see note on "Changes in accounting principles").

€ millions

Liabilities	31.12.2001	31.12.2000		31.12.1999	
		Restated[1]	Published	Restated[1]	Published new reference
Shareholders' equity (after minority interests) (note 10)	**7,199.1**	**6,168.6**	**6,590.4**	**5,459.1**	**5,797.6**
Share capital	135.2	135.2	135.2	135.2	135.2
Share premium account	953.4	953.4	953.4	953.4	953.4
Reserves	4,819.8	4,110.6	4,532.4	3,583.3	3,921.8
Net book profit	1,290.7	969.4	969.4	787.2	787.2
Minority interests (note 11)	**10.7**	**9.9**	**9.9**	**10.4**	**10.4**
Provisions for liabilities and charges (note 12)	**1,546.5**	**1,468.6**	**722.3**	**1,103.4**	**500.8**
Loans and debts (note 13)	**2,938.9**	**3,423.6**	**3,423.6**	**1,913.9**	**1,913.9**
Current liabilities	**3,170.4**	**2,799.9**	**2,882.0**	**2,569.3**	**2,638.8**
Accruals and deferred income	2.4	2.2	2.2	0.2	0.2
Trade creditors	1,847.1	1,726.9	1,726.9	1,561.5	1,561.5
Other creditors	1,320.9	1,070.8	1,152.9	1,007.6	1,077.1
Unrealised translation gains	**6.6**	**6.3**	**6.3**	**17.0**	**17.0**
TOTAL LIABILITIES	**14,872.2**	**13,876.9**	**13,634.5**	**11,073.1**	**10,878.5**

Consolidated profit and loss accounts

€ millions

	31.12.2001	31.12.2000 (1)	31.12.1999 (1)
Net sales (note 14)	**13,740.4**	**12,671.2**	**10,750.7**
Purchases and variation in stocks	-2,566.4	-2,352.3	-2,086.6
Personnel costs (note 15)	-2,624.3	-2,361.4	-1,994.4
External charges	-6,279.3	-5,807.7	-4,930.1
Taxes other than on income	-182.7	-160.4	-148.3
Depreciation	-431.8	-385.5	-292.5
Charges to provisions (note 16)	-29.9	-63.1	-32.9
Operating profit	**1,626.0**	**1,540.8**	**1,265.9**
Exchange gains and losses	43.0	-59.5	-36.0
Adjusted operating profit	**1,669.0**	**1,481.3**	**1,229.9**
Financial expense – net (note 17)	-167.3	-159.3	-104.6
Pre-tax profit of fully consolidated companies	**1,501.7**	**1,322.0**	**1,125.3**
Income tax (note 18)	-535.9	-488.5	-428.7
Net profit before capital gains and losses and minority interests of fully consolidated companies	**965.8**	**833.5**	**696.6**
Group's share of net profit before capital gains and losses and minority interests of equity affiliates (note 19)	269.8	199.9	136.5
Net profit before capital gains and losses and minority interests	**1,235.6**	**1,033.4**	**833.1**
Capital gains and losses on disposals of fixed assets-net (note 20)	130.7	-10.3	-2.3
Restructuring costs-net (note 21)	-28.3	-24.3	-31.3
Amortisation of goodwill (note 22)	-40.7	-24.0	-6.5
Net book profit before minority interests	**1,297.3**	**974.8**	**793.0**
Minority interests	-6.6	-5.4	-5.8
Net book profit after minority interests	**1,290.7**	**969.4**	**787.2**
Net profit before capital gains and losses and after minority interests	**1,229.1**	**1,027.8**	**827.5**
Number of shares outstanding	676,062,160	676,062,160	676,062,160
Earnings per share (in euro)	1.82	1.52	1.22

(1) The 1999 *New reference* and 2000 figures have been restated to bring them into compliance with the group's Accounting Plan in 2001. The restatements do not affect any of the profit figures published in the years concerned.

Consolidated cash flow statements

€ millions

	31.12.2001	31.12.2000 (1)	31.12.1999 (1)
Cash flow from operating activities			
Profit of fully consolidated companies	**986.6**	769.4	655.9
Elimination of expenses and income with no impact on cash flow:			
• depreciation and provisions	556.4	507.5	332.3
• variation in deferred taxes	-19.5	-4.6	-0.3
• losses or gains on disposals of assets of fully consolidated companies	-104.2	15.8	2.9
• dividends received from equity affiliates	-	-	-
• other non-cash movements	-1.5	-1.9	0.6
Cash flow of fully consolidated companies	**1,417.7**	**1,286.2**	**991.4**
• dividends received from equity affiliates	62.9	49.1	33.7
• variation in working capital requirement (note 23)	139.2	-356.6	2.7
Net cash provided by operating activities (A)	**1,619.9**	**978.7**	**1,027.8**
Cash flows from investing activities			
• acquisitions of fixed assets	-564.7	-480.3	-542.2
• variation in other financial assets (note 24)	-323.0	-465.5	-199.8
• disposals of fixed assets	-16.7	15.9	16.9
• effect of changes in the scope of consolidation (note 25)	151.6	-1,194.9	-162.7
Net cash used by investing activities (B)	**-752.8**	**-2,124.8**	**-887.8**
Cash flows from financing activities			
• dividends paid	-345.4	-266.7	-210.5
• variation in loans (note 26)	-393.7	1,368.7	184.4
Net cash used by financing activities (C)	**-739.1**	**1,102.0**	**-26.1**
Effect of exchange rate fluctuations (D)	-3.3	3.3	16.8
Change in cash and cash equivalents (A+B+C+D)	**124.7**	**-40.8**	**130.7**
Cash and cash equivalents at beginning of year (E)	**469.4**	**510.2**	**379.5**
Cash and cash equivalents at end of year (A+B+C+D+E) (note 27)	**594.1**	**469.4**	**510.2**

(1) The 1999 *New Reference* and 2000 figures have been restated to bring them into compliance with the group's Accounting Plan in 2001. The restatements affected the cash flow of the fully consolidated companies and the variation in working capital requirement by € 7.4 million in 1999 and € 9.1 million in 2000. Overdrafts have been reclassified as cash and cash equivalents instead of debts.

The following notes form an integral part of the consolidated financial statements.

Accounting principles

The financial statements are presented in millions of euro.

The financial statements of companies included in the scope of consolidation have been established in accordance with accounting principles specified by the group's accounting policies.

The consolidated financial statements have been prepared in accordance with the accounting principles applied in France.

Changes in accounting principles and comparability of financial statements

From 1st January 2001 onwards, the group has chosen to adopt the preferential method stipulated in Regulation CRC 99–02 concerning the recording on the balance sheet of all employee retirement obligation and related benefits. Previously, the net liabilities of the capitalised funds were recorded as provisions for charges or debts, or as off-balance sheet liabilities.

The figures indicated on the balance sheet for 2000 and 1999 under the *Restated* heading allow for the impact of this change in the accounting principle; the impact on the results of the accounting periods presented is not material.

This change has resulted in:

- an increase in provisions for risks and charges of € 664.2 million for year ending 31st December 2000 and of € 533.1 million for year ending 31st December 1999,
- an increase in deferred tax liabilities of € 242.4 million for year ending 31st December 2000 and of € 194.6 million for year ending 31st December 1999,
- a reduction in Shareholders' equity of € 421.8 million for year ending 31st December 2000 and of € 338.5 million for year ending 31st December 1999.

Furthermore, the reclassification on the balance sheet of debts arising from liabilities relating to employee retirement obligation and related benefits under the heading *Provisions for liabilities and charges* amounts to € 82.1 million for year ending 31st December 2000 and € 69.5 million for year ending 31st December 1999.

It should be noted that the application of Regulation CRC 99–02 with effect from 1st January 2000 has resulted in the following changes:

- The inclusion of deferred tax liabilities evaluated using the balance sheet approach and the extended concept. The impact of these liabilities on the results for the periods considered has not been significant but lead to an increase of Shareholders' equity by € 166.8 million on 1st January 2000.
- The adoption of the preferential method for the capitalisation, in the financial statements for year ending 31st December 2000, of substantial capital lease contracts (financial leasing). This resulted in an increase, as of 1st January 2000, of € 128.6 million in net tangible assets and of € 120.1 million in debts. This change in accounting principles had a positive net impact of € 5.1 million on Shareholders' equity at the beginning of 2000. The impact on the results of the accounting periods presented is not material.
- The introduction of new accounting principles relating to the acquisition of shares in consolidated companies. It is hereby indicated that, in accordance with the derogation granted in Regulation CRC 99–02, the group has opted for a forward-looking application of transactions relating to acquisitions and disposals of the shares of consolidated companies.

In the profit and loss account, reclassifications have been carried out on the figures for 1999 and 2000 to bring them into compliance with the stipulations of the group's Accounting Plan. These reclassifications have no impact on the levels of results presented.

The acquisitions and disposals of shares carried out in 2000 and 2001 have no significant impact on the structure of the financial statements presented.

Scope and method of consolidation

All companies included in the scope of consolidation have a fiscal year ending 31st December or carry a cut-off on that date.

All companies directly or indirectly controlled by the parent company, L'Oréal S.A., have been consolidated by the full consolidation method, redeeming minority Shareholders' interests via the partial revaluation method.

Group companies that are jointly controlled by the parent company and a limited number of other Shareholders under a contractual agreement have been consolidated by the proportional consolidation method.

Associated companies of a significant size in which the group holds a substantial interest have been accounted for by the equity method.

Foreign currency translation

1) Accounting for foreign currency transactions in consolidated companies.

Foreign currency transactions are based on the exchange rates of the transaction date. Exchange gains or losses arising from the movement in exchange rates between the date of the transaction and the related payment or receipt are recorded in the profit and loss account, net of related hedging instruments.

Debtor and creditor balances denominated in foreign currencies have been translated using exchange rates as at the fiscal year end. Provision is made for the potential impact of conversion adjustments by taking into account the market value of related hedging instruments and by keeping a globall perspective on exchange rates.

The group may decide to cover certain investments in foreign companies by contracting debts in the same currency. Exchange gains or losses relating to these debts are charged to consolidated Shareholders' equity.

2) Translation of the accounts of foreign subsidiaries.

The assets and liabilities of foreign subsidiaries are translated at the exchange rates ruling at the fiscal year end. Profit and loss accounts are translated at average exchange rates for the year.

With regard to the translation of the balance sheet of our Argentinian subsidiaries, the exchange rate adopted is that at close of trading on 11th January 2002 (the first time the peso exchange rate was quoted after 21st December 2001). The profit and loss account has been translated using the average exchange rate for 2001.

Variations in translations are recorded as follows:

- differences relating to the group's share are recorded in Shareholders' equity under *Translation adjustment*,
- differences relating to minorities are recorded under *Minority interests*.

Goodwill

Goodwill consists of the difference between the cost of the acquisition of the shares and the fair value of the assets and liabilities identified, after allowing for any deferred tax liabilities at the date of acquisition.

Further complementary acquisitions of shares do not result in any modification of the valuations of the assets and liabilities identified, as determined at the date the controlling interest is taken.

Goodwill is amortised by the straight-line method over a maximum period of twenty years, taking into account the objectives set and the forecasts made at the time of the acquisition.

Exceptional amortisation is recorded if any unfavourable changes occur in the items used as the basis for the amortisation plan.

Intangible assets

Intangible assets are recorded on the balance sheet at cost price. Those items identified following an acquisition are also included in this item. They consist mainly of trademarks, market share and business value, which are recorded on the balance sheet using the partial revaluation method.

The value of the newly-acquired *Brands* is calculated based on various factors including their reputation and potential contribution to profits.

The *Market share* item consists of investments made by the group in order to obtain or strengthen a position in certain markets when acquiring assets and shares of consolidated companies. Market shares are valued on the date of acquisition by reference to economic data relating to sales and profitability indicators.

The *Business value* item consists of business value acquired and allocations of some fair value adjustments made prior to 1st January, 2000.

The depreciation periods of intangible assets are as follows:

Start-up costs	1–5 years
Trademarks, market shares and business value	not amortised
Other intangible assets	2–8 years

The group ensures that the intangible assets recorded in the consolidated balance sheet have a net book value below their utility or market value. Brands and market shares are valued annually by applying the same criteria used at the date of acquisition. In the case of business value, the main criteria considered are trends in sales volume and profitability.

If a durable reduction in these values occurs, a depreciation is recorded. This overall method is applied consistently over time.

Tangible assets

Tangible assets are recorded on the balance sheet on the basis of their acquisition price. Tangible assets identified following an acquisition are recorded on the balance sheet using the partial revaluation method.

The depreciation periods of tangible assets are as follows:

Buildings	20–50 years
Industrial machinery and materials	5–10 years
Other tangible assets	3–10 years

The straight-line and declining balance methods used are considered to represent economic depreciation.

Key capital goods financed through capital leases are recorded as assets on the balance sheet under tangible assets and are amortised by the straight-line method using the periods indicated above. The corresponding debt is recorded under liabilities.

Investments in non-consolidated companies

Investments in non-consolidated companies are stated at their acquisition cost value. Provision is made for any reduction in fair value, determined on the basis of the financial criteria most appropriate to the specific situation of each company. The criteria usually adopted are: the group's share of net assets, profitability and share price.

Stocks and work-in-progress

Stocks are valued using the weighted average cost or "the first in first out" method.

Provision is made for obsolete and slow-moving stocks on the basis of actual and forecast sales.

Trade debtors

Trade debtors are recorded at their nominal value.

Provision is made for any uncertain debts based on an assessment of the risk of non-recovery.

Prepayments and accrued income

This item consists both of charges recorded in this accounting period but which relate to subsequent accounting periods, and of charges recorded in this accounting period but which may be deferred systematically to several subsequent accounting periods.

All point of sales advertising material and sales counters recorded under the *Fixed assets* item up until 31st December 1999, have been recorded under *Prepayments and accrued income* item since 1st January 2000. These costs may be spread over a maximum period of use of 5 years.

Short-term investments

These investments are stated at cost. Provision is made where the year-end market value is below the acquisition cost.

Own shares – Share option schemes

Own shares retained by the group are specifically allocated to employee share option schemes, and are therefore listed under *Short-term investments*.

Stock options are intended to involve, motivate and strengthen the loyalty of employees who make the largest contribution to the group's performance through their skills and commitment.

In the case of share option schemes prior to 2000, a provision for depreciation has been made to cover the difference between the acquisition price of the shares and the price at which the options are exercised by the beneficiaries. Since 1st January 2000, no discount has been granted on the option allocation price. Provided that the shares are purchased at a lower price than the attribution price, no provision for depreciation is required. However, a provision would be made in the event of any lasting decline in the share price.

Share options do not cause any dilution of equity by the creation of shares. They have no impact either on the amount or the structure of the equity.

In accordance with Article L 225-102 of the French Commercial Code, French employees of the group hold L'Oréal shares through two unit trusts.

Provisions for liabilities and charges

These provisions are set up to cover potential outlays for the benefit of third parties without a return for the group. They relate mainly to returned goods, restructuring costs and various claims and litigation.

They are estimated on the basis of the most likely hypotheses or by using statistical methods, depending on the type of provisions.

Provisions for employee retirement obligation and related benefits, and deferred tax liabilities, are also recorded under this heading.

Provisions for employee retirement obligation, early retirement and related benefits

The group has decided to declare in the consolidated financial statements all employee retirement obligation and related benefits from 1st January 2001.

The group adheres to local legislation and regulations in its management of pensions, early retirement and other related benefit schemes.

The characteristics of the schemes in force in the group are as follows:

- French regulations provide for specific length-of-service awards payable to employees on retirement. In addition, an early retirement plan and a defined benefit plan have been set up. In some group companies there are also measures providing for the payment of certain healthcare costs for retired employees.
- These obligations (except for those relating to early retirement and healthcare costs for retired employees) are partially covered by external financial plans.

- For foreign subsidiaries with employee pension schemes or other specific obligations relating to defined benefits, the excess of obligations over the scheme's assets is recognised by setting up a provision for charges on the basis of the actuarial value of the vested rights of employees.

The charges recorded in the profit and loss account, under the heading *Personnel costs*, include:

- additional rights acquired by employees during the accounting period,
- the change in the value of the rights when they are updated at the start of the accounting period based on the annual trends,
- the income from external funds calculated on the basis of the standard return on long-term investments,
- the impact of any changes to schemes in previous years or of any new schemes,
- the depreciation of any variation from the actuarial calculation.

The debt relating to the company's net personnel obligation is recorded as a liability on the balance sheet, under the heading *Provisions for liabilities and charges*.

To determine the discounted value of the obligation for each scheme, the group uses an actuarial allocation method on a final salary basis (projected credit unit method). The obligations and the coverage assets are valued each year, allowing for length of service, life expectancy, staff turnover by category and economic hypotheses (inflation rate and discounting rate).

The cumulative effects of variations from the actuarial calculation are depreciated over the average residual period of activity of active employees, unless such variations do not exceed 10% of the higher of the gross commitment amount or the fair value of the covering assets (corridor principle). The depreciation of the difference is included in the annual actuarial charge of the following accounting period. Differences observed in relation to other benefits, such as jubilees and medals, are immediately charged to the profit and loss account without the application of the corridor principle.

Net sales

Consolidated sales include sales of products, goods and raw materials, as well as other revenues and service income related to the group's normal activities.

They are stated net of rebates and discounts.

Advertising and public relations expenses

Expenses relating to the advertisement and promotion of products to customers and consumers are charged to the profit and loss account of the accounting period during which they are incurred. An exception to this is the cost of samples and point of sales materials that are still considered to be commercially useful and that are recorded on the balance sheet under *Prepayments and accrued income*.

Research and development expenditure

Research and development expenditure is charged to the profit and loss account of the fiscal year during which it is incurred.

Adjusted operating profit

Adjusted operating profit is the profit determined in accordance with the method indicated in Regulation CRC 99–02. It includes exchange gains and losses, employee profit sharing, and exceptional expenses and income generated by the group's operations.

Income tax

This is the sum of the income tax payable by each consolidated fiscal entity, after adjustment to allow for deferred tax.

Deferred tax is calculated wherever temporary differences occur between the tax base and the consolidated statement of assets and liabilities, using a balance sheet approach and variable carry-forward. Deferred tax includes irrecoverable taxation on estimated or confirmed dividends.

Deferred tax is calculated on the basis of the rate of taxation and the fiscal rules in force at the balance sheet date, which will also be in force once the temporary differences no longer apply.

Deferred tax assets are only recorded in the case of tax loss carry-forwards from consolidated entities if it is probable that the entities will be able to recover them through taxable profits from the period in which the deferred tax assets are valid.

Under the French system of fiscal consolidation, some French companies in the group compensate for their taxable incomes when determining the overall tax charge which only the parent company L'Oréal S.A. remains liable to pay. Fiscal consolidation systems also exist outside France.

Net profit before capital gains and losses and minority interests

This item involves the net book profit before the following:

- capital gains or losses, net of tax, on the disposal of fixed assets,
- restructuring costs net of tax,
- amortisation of goodwill.

Method used to calculate earnings per share

Earnings per share is obtained by dividing net profit before capital gains and losses and after minority interests by the number of shares outstanding during the accounting period.

Own shares allocated to employees under existing share option schemes are carried under *Short-term investments*. They are therefore included in the number of shares outstanding. At 31st December 2001, there is no instrument that could cause equity dilution.

Recording of financial instruments and derivatives

In accordance with group financial management policies, none of L'Oréal's consolidated companies conduct any money market transactions for speculative reasons.

- With regard to exchange rates, long-term contracts and options are negotiated to cover commercial transactions recorded on the balance sheet and cash flows on commercial transactions whose completion is considered to be highly probable. The losses and gains generated by these instruments are recorded symmetrically with the items that they cover.

  The exchange rate variations of operating transactions recorded on the balance sheet and of the hedging instruments associated with them are recorded on the balance sheet under *Conversion adjustments*. The sum total of conversion adjustments is used as the basis for a provision if a potential exchange loss appears in the overall exchange position per company once all currencies are taken into account.

  With regard to the instruments used to hedge cash flows relating to commercial transactions for the next fiscal year, estimated on the basis of information provided by the subsidiaries, the non-realised exchange losses and gains are deferred until the date of completion of the transactions covered.

- With regard to the interest rate risk, the group mainly re-finances at a floating interest rate.

  The profits generated by interest rate swaps covering financial liabilities are recorded symmetrically with the profit on the debts covered, pro rata temporis.

Changes in the scope of consolidation

The variations recorded for the 2001 fiscal year are as follows:

Acquisitions

	% interest	Entry date	Sales since acquisition (€ millions)
Fully consolidated companies:			
Exclusive Signatures International (UK)	100.00	January 2001	10.7
Thai Shu Uemura (Thailand)	68.15	January 2001	
Exclusive Signatures International[1]	100.00	January 2001	
Cosbra (Brazil)[2]	100.00	July 2001	29.7
Equity consolidated companies:			
Shu Uemura Cosmetics (Japan)	35.00	January 2001	-
Nobara Inc. (USA)	35.00	January 2001	-
Shu Uemura (Hongkong)	22.75	January 2001	-
Asset acquisition:			
Biomedic		July 2001	5.1

(1) Company created by the group to manage the business of Shu Uemura internationally.
(2) Colorama brand.

The total price paid for the new acquisitions amounted to € 212 million. Detailed figures on the goodwill resulting from these transactions are provided in note 1: *Goodwill*.

Divestments

In 2001, the group carried out the following divestments:

- In March, all stakes in the Marie Claire group were sold to Holding Évelyne Prouvost, controlled by Madame Évelyne Prouvost and her family.
- In July, the totality of Lanvin S.A. and its worldwide subsidiaries were sold to a group of investors from the holding company Harmonie S.A. The perfumes business of Lanvin will be taken over by the group of investors after a transitional period.

Sectorial information

1 - Consolidated sales

1.1 - Breakdown of consolidated sales by branch

	2001		Growth (as %)		2000	
	€ millions	% of total	Published figures	Excluding exchange effect	€ millions	% of total
Cosmetics	13,394.2	97.5	8.7	9.1	12,317.4	97.2
Dermatology[1]	292.2	2.1	11.3	10.9	262.6	2.1
Other	54.0	0.4	-40.8	-41.1	91.2	0.7
Group	**13,740.4**	**100.0**	**8.4**	**8.7**	**12,671.2**	**100.0**

(1) Group share, i.e. 50%.

1.2 - Breakdown of consolidated sales by geographic zone

	2001		Growth (as %)		2000	
	€ millions	% of total	Published figures	Excluding exchange effect	€ millions	% of total
Western Europe	6,667.2	48.5	5.4	5.6	6,328.0	49.9
North America	4,450.5	32.4	14.0	11.0	3,903.5	30.8
Rest of the World	2,622.7	19.1	7.5	13.5	2,439.7	19.3
Group	**13,740.4**	**100.0**	**8.4**	**8.7**	**12,671.2**	**100.0**

1.3 - Breakdown of cosmetics sales by geographic zone

	2001		Growth (as %)		2000	
	€ millions	% of total	Published figures	Excluding exchange effect	€ millions	% of total
Western Europe	6,580.6	49.1	5.6	5.8	6,233.6	50.6
North America	4,256.9	31.8	14.0	11.0	3,733.6	30.3
Rest of the World	2,556.7	19.1	8.8	14.9	2,350.2	19.1
Cosmetics branch	**13,394.2**	**100.0**	**8.7**	**9.1**	**12,317.4**	**100.0**

2 – Adjusted operating profit

2.1 – Breakdown of adjusted operating profit by branch

(€ millions)	2001	2000
Cosmetics	1,604.2	1,426.3
Dermatology	61.8	57.3
Other	3.0	-2.3
Group	**1,669.0**	**1,481.3**

2.2 – Breakdown of cosmetics adjusted operating profit by geographic zone

(€ millions)	2001	2000
Western Europe	874.8	850.4
North America	522.1	442.5
Rest of the World	207.3	133.4
Cosmetics branch	**1,604.2**	**1,426.3**

3 – Fixed assets

3.1 – Breakdown of net fixed assets by branch

(€ millions) Net value	Goodwill	Intangible fixed assets	Tangible fixed assets	Financial and other fixed assets	31.12.2001	31.12.2000
Cosmetics	686.5	3,859.6	1,701.6	111.8	6,359.5	6,121.1
Dermatology	-	267.0	37.1	3.4	307.5	248.1
Other	-	0.7	22.6	57.0	80.3	113.9
Group	**686.5**	**4,127.3**	**1,761.3**	**172.2**	**6,747.3**	**6,483.1**

3.2 – Breakdown of cosmetics net fixed assets by geographic zone

(€ millions) Net value	Goodwill	Intangible fixed assets	Tangible fixed assets	Financial and other fixed assets	31.12.2001	31.12.2000
Western Europe	179.9	2,363.1	856.8	26.2	3,426.0	3,260.1
North America	390.2	1,416.6	559.1	52.0	2,417.9	2,398.8
Rest of the World	116.4	79.9	285.7	33.6	515.6	462.2
Cosmetics branch	**686.5**	**3,859.6**	**1,701.6**	**111.8**	**6,359.5**	**6,121.1**

Notes on the balance sheet

The figures indicated for the 2000 fiscal year are published data, restated where appropriate to allow for the impact of the introduction in 2001 of the preferential method for recording employee retirement obligation and related benefits.

Goodwill (note 1)

(€ millions)	31.12.2000	Acquisitions Charges	Other movements[1]	31.12.2001
Biomedic	-	8.7		8.7
Colorama	-	21.0	0.3	21.3
Jade	18.6			18.6
Kiehl's	14.1		1.6	15.7
Laboratoires Ylang	19.4		-1.3	18.1
Matrix	208.9		65.4	274.3
Maybelline International	62.9		3.0	65.9
Nihon L'Oréal	1.1	82.9		84.0
Sanofi-Synthélabo (equity method)	28.9			28.9
Shu Uemura	0.6	52.5	-2.8	50.3
Softsheen.Carson	179.0		3.6	182.6
Other companies	19.1	1.3	4.2	24.6
Gross value	**552.6**	**166.4**	**74.0**	**793.0**
Biomedic	-	0.1		0.1
Colorama	-	0.5		0.5
Jade	4.9	0.9		5.8
Kiehl's	0.5	0.7	-0.1	1.1
Laboratoires Ylang	0.9	1.8	-1.0	1.7
Matrix	5.2	14.0	0.3	19.5
Maybelline International	15.3	3.9	0.8	20.0
Nihon L'Oréal		2.4	8.7	11.1
Sanofi-Synthélabo (equity method)	2.2	1.4		3.6
Shu Uemura	-	2.5	-0.1	2.4
Softsheen.Carson	8.0	9.1	11.3	28.4
Other companies	9.1	3.4	-0.2	12.3
Amortisation	**46.1**	**40.7**	**19.7**	**106.5**
Net goodwill	**506.5**	**125.7**	**54.3**	**686.5**

(1) This item consists mainly of changes in exchange rates affecting goodwill from foreign subsidiaries, and valuation adjustments during the allocation period.

Goodwill is amortised over a maximum period of twenty years. The goodwill amount takes account of deferred tax liabilities on trademarks and other identifiable assets that could be sold separately from the company acquired. Goodwill valuations may be provisional up to the end of the accounting period following the acquisition date.

Intangible fixed assets – net (note 2)

(€ millions)	31.12.2000	Acquisitions Provisions	Disposals Takeovers	Translation differences	Other movements(1)	31.12.2001
Licences, patents, trademarks and market shares	1,067.6	140.2	-56.2	32.6	-77.7	1,106.5
Business value	3,095.3		-97.1	44.7	2.0	3,044.9
Other intangible fixed assets	95.1	33.3	-10.1	-0.7	-4.1	113.5
Gross value	**4,258.0**	**173.5**	**-163.4**	**76.6**	**-79.8**	**4,264.9**
Licences, patents, trademarks and market shares	71.1	12.4	-13.4	1.4	-0.6	70.9
Business value	12.1		-0.5		0.7	12.3
Other intangible fixed assets	40.2	21.8	-4.8	-0.1	-2.7	54.4
Amortisation	**123.4**	**34.2**	**-18.7**	**1.3**	**-2.6**	**137.6**
Intangible fixed assets – net	**4,134.6**	**139.3**	**-144.7**	**75.3**	**-77.2**	**4,127.3**

(1) This consists mainly of the impact of variations in the scope of consolidation, and adjustments of the value of assets which are identifiable during the allocation period.

The impact of new inclusions in the scope of the consolidation mainly relates to € 47.5 million under *Trademarks* and € 33.8 million under *Market shares*. Valuations may be provisional up to the end of the accounting period following the acquisition date.

Tangible fixed assets – net (note 3)

(€ millions)	31.12.2000	Acquisitions Charges	Disposals Reversals	Translation differences	Other movements(1)	31.12.2001
Land and buildings	1,093.6	45.0	-10.2	0.8	15.4	1,144.6
Machinery and equipment	1,643.8	155.8	-95.4	12.9	49.3	1,766.4
Other tangible assets and work-in-progress	775.8	236.6	-54.4	6.5	-82.2	882.3
Gross value	**3,513.2**	**437.4**	**-160.0**	**20.2**	**-17.5**	**3,793.3**
Land and buildings	453.3	45.0	-8.4	0.9	11.2	502.0
Machinery and equipment	1,006.0	134.2	-85.8	6.9	2.7	1,064.0
Other tangible assets and work-in-progress	442.3	69.5	-49.8	3.1	0.9	466.0
Depreciation and provisions	**1,901.6**	**248.7**	**-144.0**	**10.9**	**14.8**	**2,032.0**
Tangible fixed assets – net	**1,611.6**	**188.7**	**-16.0**	**9.3**	**-32.3**	**1,761.3**

(1) These are mainly the result of the impact of changes in the scope of consolidation, and fixed assets in progress allocated to the *Other fixed assets* items or prepayments and accrued income (P.O.S. advertising).

Tangible fixed assets include capital lease contracts for the following amounts:

(€ millions)	31.12.2001	31.12.2000
Land and buildings	169.6	172.3
Machinery and equipment	7.2	10.8
Other tangible assets and work-in-progress	12.6	19.8
Gross value	**189.4**	**202.9**
Depreciation	67.7	63.1
Net value	**121.7**	**139.8**

Investments in non-consolidated companies (note 4)

As at 31st December 2001, investments in non-consolidated companies amounted to € 14.6 million in gross value and € 12.9 million in net value. As at 31st December 2000, investments in non-consolidated companies included € 61.3 million of shares following the acquisition of a 35% interest in the Japanese company Shu Uemura (see note on Changes in scope of consolidation).

Investments in associated companies (note 5)

(€ millions)	% interest	Contribution at 31.12.2001		Balance sheet value	
		Consolidated reserves	Consolidated profit for year	31.12.2001	31.12.2000
Sanofi-Synthélabo	19.54	1,050.2	309.8 (1)	1,360.0	1,075.0
Marie Claire	-	-0.3	0.3 (2)	-	46.4
Club des Créateurs de Beauté (Japan)	20.00	0.5	0.4	0.9	0.5
Shu Uemura (Japan)	35.00	31.9	0.1	32.0	-
Investments in associated companies		**1,082.3**	**310.6**	**1,392.9**	**1,121.9**

(1) Including € 40.9 million of net capital gains made by Sanofi-Synthélabo, recorded under capital gains or losses, net of tax, on disposals of fixed assets.
(2) 48.98% of consolidated profit up to date of disposal.

Stocks – net (note 6)

(€ millions)	31.12.2001	31.12.2000
Raw materials, packaging, consumables	396 .9	385.8
Semi-finished and finished products	985.6	1,045.6
Gross value	**1,382.5**	**1,431.4**
Provisions for depreciation	205.1	204.5
Stocks – net	**1,177.4**	**1,226.9**

Trade debtors – net (note 7)

(€ millions)	31.12.2001	31.12.2000
Trade debtors	2,273.2	2,233.8
Gross value	**2,273.2**	**2,233.8**
Provisions for depreciation	81.4	65.4
Net value	**2,191.8**	**2,168.4**

Trade debtors are due within one year.

Other debtors and prepaid expenses (note 8)

(€ millions)	31.12.2001	31.12.2000
Fiscal and social debtors	316.2	266.0
Other debtors	115.3	107.4
Charges to be apportioned	201.4	184.3
Prepaid expenses	152.7	138.7
Point of sales advertising	119.7	99.7
Deferred tax	425.9	397.6 (1)
Total	**1,331.2**	**1,193.7**

(1) Including € 242.4 million resulting from the recording of employee retirement obligation and related benefits.

Short-term investments (note 9)

(€ millions)	31.12.2001	31.12.2000
L'Oréal shares	1,280.8	954.2
Unit trusts, etc.	142.7	142.0
Gross value	**1,423.5**	**1,096.2**
Provisions for depreciation	14.2	14.5
Net value	**1,409.3**	**1,081.7**

The 20,636,900 shares held for the employee share option scheme have a net value of € 1,267.2 million compared with the figure of € 939.8 million as at 31st December 2000. Based on the closing price on 31st December 2001, their total stock market value was € 1,669.5 million.

During 2001, 4,425,000 shares were purchased, and 883,600 share options were taken out.

Shareholders' equity (after minority interests) (note 10)

The share capital consists of 676,062,160 shares with a par value of € 0.20.

(€ millions)	Share capital	Premiums	Translation adjustments [1]	Consolidated reserves and profit	Changes in accounting methods	Total
At 31.12.1999 – new reference –	**135.2**	**953.4**	**-308.4**	**4,845.5**	**171.9** [2]	**5,797.6**
Recording of employee retirement obligation					-338.5 [3]	-338.5
At 31.12.1999 – restated –	**135.2**	**953.4**	**-308.4**	**4,845.5**	**-166.6**	**5,459.1**
Recording of employee retirement obligation					-83.3 [4]	-83.3
Dividends paid (not paid on own shares)				-236.9		-236.9
Translation adjustment			57.6			57.6
Other movements [5]				2.7		2.7
2000 consolidated net profit (after minority interests)				969.4		969.4
At 31.12.2000 – restated –	**135.2**	**953.4**	**-250.8**	**5,580.7**	**-249.9**	**6,168.6**
Dividends paid (not paid on own shares)				-317.6		-317.6
Translation adjustment			21.9			21.9
Other movements [5]				35.5		35.5
2001 consolidated net profit (after minority interests)				1,290.7		1,290.7
At 31.12.2001	**135.2**	**953.4**	**-228.9**	**6,589.3**	**-249.9**	**7,199.1**

1) The figure of -€ 228.9 million at 31st December 2001 includes -€ 63.5 million of translation adjustment for subsidiaries situated in the euro zone.
2) This amount reflects the application of Regulation 99-02, and in particular the booking of deferred tax according to the extended concept, and the activation of financial lease contracts whose impact is material.
3) This reflects the impact of adopting the preferential method for provisions relating to employee retirement obligation and related benefits (see chapter on "Accounting principles and Comparability of financial statements".
4) The adjustment of some economic hypotheses and the introduction of new systems in 2000 have an impact of € 83.3 million for the year considered.
5) The other movements figure relates mainly to Sanofi-Synthélabo.

The movement in the foreign currency translation adjustment related mainly to the following currencies for the following amounts:

- U.S. dollar: € 97 million
- Argentinean peso: -€ 34 million
- South African rand: -€ 31 million

Minority interests (note 11)

Minority interests related only to a few companies in amounts that were not material.

Provisions for liabilities and charges (note 12)

(€ millions)	31.12.2000	Changes in accounting methods (1)	31.12.2000 Restated	Charges	Reversals	Other (3)	Impact of change in scope of consolidation and exchange rates	31.12.2001
Provisions for restructuring	76.2		76.2	44.2	-32.7	-	-7.2	80.5
Provisions for exchange losses	8.2		8.2	2.8	-7.6	-	0.1	3.5
Provisions for employee retirement obligation and related benefits	90.1	746.3	836.4	-	-	56.7	-0.1	893.0
Deferred tax liabilities	82.0		82.0	-	-	-2.0	8.7	88.7
Other provisions for liabilities and charges (4)	465.8		465.8	191.9	-151.4	-	-25.5	480.8
Total	**722.3**	**746.3**	**1,468.6**	**238.9 (2)**	**-191.7 (2)**	**54.7**	**-24.0**	**1,546.5**

(1) Impact at start of accounting period of adopting the preferential method stipulated in Regulation 99-02 concerning the recording of employee retirement obligation and related benefits (see chapter on "Accounting principles").
(2) These figures may be analysed as follows:

	Charges	Reversals
• Operating provisions	156.4	-151.3
• Financial provisions	3.4	-7.7
• Income tax	34.9	-
• Restructuring costs	44.2	-32.7

(3) The amounts indicated in this column are based on the *Personnel costs* item in the case of the provision for employee retirement obligation, and the *Income tax* item in the case of deferred tax liabilities.
(4) This item includes provisions set aside for fiscal risks and litigation, industrial and commercial risks relating to operations (breach of contract, returned goods) and personnel costs.

Provisions for employee retirement obligation and related benefits:

Employee retirement obligation and related benefits comprise in particular:

- pensions and benefits linked to retirement and/or early retirement,
- social benefits for retired employees (pensions, retirement bonuses, life insurance, medical assistance, etc.),
- other long-term benefits (gifts and long service awards).

Provisions for pensions and early retirement benefits

Employee retirement commitments are calculated using an actuarial allocation method on a final-pay basis (projected credit unit method). Since 1st January 2001, all obligations relating to pensions still to be paid to retired employees and the vested rights of employees have been included in the calculation. With regard to length-of-service awards payable on retirement, the calculation is made by straight-line depreciation over the whole length of active service of the employee in the group.

The actuarial assumptions used to calculate these commitments take into account the economic conditions in each country or in each group company. The interest rates applied in 2001 to adjust the value of future obligations range between 2% and 8% for the main countries.

Social and other long-term benefits after retirement

These benefits have been evaluated on the basis of the same actuarial assumptions as those used to calculate pensions. Provisions have been made for all obligations relating to retired employees and for the vested rights of employees. All the obligations may be analysed as follows at 31st December 2001:

(€ millions)	
Actuarial liability	1,698.8
Coverage assets	-733.5
Obligation net of coverage	965.3
Actuarial differences	-72.3
Allocated provision	893.0

The charge for fiscal 2001 may be analysed as follows:

(€ millions)	
Vested rights of employees acquired during year	80.0
Adjusted vested rights obligation	92.6
Yield of funds	-56.7
Depreciation of actuarial differences	0.3
Total	**116.2**

Loans and debts (note 13)

The group mainly carries out financing through short-term loans, by the issue of a short-term paper in France and of a commercial paper in the United States. The two programmes represent amounts of € 1,600 million and USD 600 million respectively.

Debt by type

(€ millions)	31.12.2001	31.12.2000
Short-term paper	1,440.7	1,925.0
Bank loans	1,235.6	1,114.6
Perpetual loan	61.8	70.0
Debts on capital lease contracts	103.4	126.7
Debenture loans	6.9	6.6
Overdrafts	90.5	180.7
Total	**2,938.9**	**3,423.6**

The decline in the short-term paper item is largely due to the improvement in the working capital requirement in 2001 and the impact of disposals of interests held in the Marie Claire group and in Lanvin and its subsidiaries.

Debt by maturity date

(€ millions)	31.12.2001	31.12.2000
Under 1 year	2,063.6	2,669.5
1 to 5 years	721.1	329.3
Over 5 years	154.2	424.8
Total	**2,938.9**	**3,423.6**

Debt by currency (after allowing for currency hedging instruments)

(€ millions)	31.12.2001	31.12.2000
Euro (EUR)	1,807.8	2,326.0
US dollar (USD)	627.0	586.4
Pound Sterling (GBP)	146.0	133.4
Yen (JPY)	96.5	85.5
Others	261.6	292.4
Total	**2,938.9**	**3,423.6**

Breakdown of fixed rate and floating rate debt (after allowing for interest rate hedging instruments)

(€ millions)	31.12.2001	31.12.2000
Floating rate	2,092.3	2,399.4
Fixed rate	846.6	1,024.2
Total	**2,938.9**	**3,423.6**

Fair value of loans and debt
The fair value of fixed rate debt is determined for each loan by the discounting of future cash flows, based on the debenture interest rate curves at the balance sheet date, after allowing for the spread corresponding to the group's risk rating.

The net book value of outstanding bank loans and other floating rate loans is a reasonable approximation of their fair value.

At 31st December 2001, the fair value of the debt amounts to € 2,962.5 million.

Debt covered by collateral
There were no significant debts covered by collateral as at 31st December 2000.

Derivatives and exposure to market risks

To manage its exposure to currency and interest rate risks arising in the course of its normal operations, the group uses derivatives negotiated with organisations with the best credit ratings.

In accordance with the group's rules, the currency and interest rate derivatives are set up exclusively for hedging purposes.

Hedging of currency risk
The group is exposed to currency risk from commercial transactions recorded on the balance sheet or from future transactions considered to be highly probable.

The group's policy on exposure to currency risk from its commercial transactions is to hedge at least 80% of the currency risk by derivatives once the operating budgets have been allocated by the group's subsidiaries. Currency risks stem mainly (about 85%) from flows initiated inside the group.

All the group's future currency flows are analysed in detailed forecasts for the coming budget year. Currency risks that emerge are hedged by futures sales or purchases or by options, to reduce as far as possible the currency position of each subsidiary. The duration of the derivatives is determined as appropriate for the group's settlement flows.

As the group's companies must borrow and invest their cash in their own currency, the exchange rate risks generated by the management of their cash flow are almost non-existent.

With regard to the hedging methods, the group has set up a system of mutualised management of exchange rate risks which involves clearing by the group's bank, REGEFI. The resulting net currency position of the group is hedged on the market. Exchange rate derivatives are negotiated by REGEFI or in exceptional cases directly by group subsidiaries if the currency is not convertible, such operations being subject to control by REGEFI.

The following derivatives are held for exchange rate risk hedging purposes:

(€ millions)	Nominal		Market value	
Exchange rate derivatives	31.12.2001	31.12.2000	31.12.2001	31.12.2000
Currency futures				
Purchase EUR/Sale USD	499.9	337.2	7.2	20.7
Purchase EUR/Sale GBP	197.0	170.1	0.5	3.7
Purchase EUR/Sale CHF	95.7	104.1	0.1	0.5
Purchase EUR/Sale other	368.1	265.5	-0.1	17.6
Purchase USD/Sale other	176.4	123.2	10.6	8.7
Other currency pairs	27.5	8.6	0.4	0.1
Currency futures total	**1,364.6**	**1,008.7**	**18.7**	**51.3**
Currency options				
EUR/USD	71.7	105.3	1.1	8.2
EUR/GBP	0	38.7	0	1.0
Other currency pairs	45.6	22.9	0.7	3.2
Currency options total	**117.3**	**166.9**	**1.8**	**12.4**
O/w call options total	**132.6**	**269.8**	**2.0**	**16.9**
O/w put options total	**-15.3**	**-102.9**	**-0.2**	**-4.5**
Total	**1,481.9**	**1,175.6**	**20.5**	**63.7**

The put options total corresponds exclusively to the sale of previously purchased options when it appeared opportune to replace them with currency futures. The fair value of the derivatives is their market value.

Hedging of interest rate risk

The group mainly refinances at floating rates and uses interest rate derivatives to reduce net exposure to interest rate risk. Such derivatives are never held for speculative reasons.

The derivatives are mainly swaps and interest rate options (purchase of caps) which are freely negotiated.

The market values of the derivatives set out above should be compared with the market values of the debts that they hedge.

The interest rate derivatives are as follows:

(€ millions)	Notional		Market values	
Interest rate derivatives	31.12.2001	31.12.2000	31.12.2001	31.12.2000
Borrowing floating interest-rate swaps				
EUR Euribor/fixed rate	590.6	646.7	30.2	27.8
CAD Libor/fixed rate	37.6		-1.4	
Borrowing fixed interest-rate swaps				
EUR Euribor/fixed rate	516.2		1.7	
USD Libor/fixed rate	472.0	416.5	-1.6	-1.4
Floating/floating interest-rate swaps				
EUR Euribor/Euribor	136.9	136.9	3.0	1.9
Purchases caps				
EUR Euribor	1,064.1	1,098.8	1.3	2.7
USD Libor	508.1	496.1	0.6	0.4
CAD Libor	39.1			
Currency interest-rate swaps				
USD Libor borrowing rate		75.1		-20.5
Total	**3,364.6**	**2,870.1**	**33.8**	**10.9**

The fair value of the interest rate derivatives is their market value. The market value of the interest rate derivatives is calculated by the discounting of future flows at the interest rate ruling at the balance sheet date or applied by the third party banks.

Third party Risk

The group has financial relations with international banks with the best credit ratings. The group thus considers that its exposure to third party risk is low.

Furthermore, the financial instruments used in exchange rate and interest rate risk management are issued by leading international banking counterparties.

Off-balance sheet contingent liabilities

Lease commitments

These liabilities amount to € 1,039.3 million, of which € 192.9 million is due in under one year, € 529.3 million is due in 1 to 5 years, and € 317.1 million is due in over 5 years.

Other off-balance sheet contingent liabilities

	31.12.2001	31.12.2000
Commitments given	70.0	69.4
Commitments received	24.4	31.1
Reciprocal commitments	1,570.7	1,612.6

- Commitments given consist mainly of endorsements and sureties. Secured liabilities are included in accordance with normal accounting practice.
- Commitments received consist of various endorsements and sureties received.
- Reciprocal commitments consist of credit lines that are confirmed but not used, and various commitments to minority interests.

The figures for 2000 allow for these items in the interest of comparability.

Associated companies

Transactions with associated companies that must be indicated under this heading only concern Shu Uemura (Japan). They consist mainly of product sales in amounts that are not material in 2001.

Notes on the profit and loss account

Net sales (note 14)

Net sales represent sales to third parties by L'Oréal S.A. and its French and foreign subsidiaries.
In 2001 net sales totalled € 13,740.4 million, compared with € 12,671.2 million in 2000.
The breakdown of net sales by branch and geographic zone is indicated in the *Sectorial Information* section of the notes.

Breakdown of sales - France/Rest of the World

	2001		2000	
	€ millions	as %	€ millions	as %
France	1,928.8	14.0	1,864.3	14.7
Rest of the World	11,811.6	86.0	10,806.9	85.3
Group	**13,740.4**	**100.0**	**12,671.2**	**100.0**

Personnel costs and number of employees (note 15)

Personnel costs include amounts paid as salaries and the actuarial charge relating to the recording of employee retirement obligation and related benefits.

The total number of employees was 49,150 at 31st December 2001, compared with 48,222 at 31st December 2000.

Number of employees(1)	31.12.2001	31.12.2000
Western Europe	24,316	23,810
North America	10,035	10,208
Rest of the World	14,799	14,204
Total	**49,150**	**48,222**

(1) Including companies consolidated by the proportional method.

Remuneration of directors and management

(€ millions)	2001	2000
Board of Directors	0.7	0.7
Management Committee(2)	13.7	11.6

(2) Remuneration paid by all group companies.

Research and development expenditure

This expenditure amounted to € 432 million in 2001, compared with € 383 million in 2000.

Charges to provisions (note 16)

This item amounted to € 29.9 million in 2001, compared with € 63.1 million in 2000. The provisions relate mainly to fixed assets in an amount of € 0.3 million (€ 9.3 million in 2000), current assets in an amount of € 24.6 million (€ 9.5 million in 2000), and liabilities and charges in an amount of € 5.1 million (€ 44.3 million in 2000).

Financial expense - net (excluding exchange rate gains and losses) (note 17)

(€ millions)	2001	2000
Net interest expense	-126.2	-108.8
Net gain on disposals of short-term investments	2.9	1.2
Payment discounts	-51.1	-49.8
Other	2.7	0.4
Net charges to financial provisions	4.4	-2.3
Financial expenses – net	**-167.3**	**-159.3**

The exchange rate effect is included in the adjusted operating profit. The impact on profit of some companies in the group not allowing for unrealised currency translation losses and gains amounted to approximately € 4.9 million in 2001, compared with € 10.1 million in 2000.

Income tax (note 18)

1 – Detailed breakdown of corporate income tax

(€ millions)	2001	2000
Tax due		
– operating profit	562.8	485.0
– non-operational items	8.1	-5.7
Deferred tax		
– operating profit	-26.9	3.5
– non-operational items	7.7	-8.2
Income tax	**551.7**	**474.6**
– o/w impact of tax rate differences on restructuring costs	0.4	-11.7
– o/w impact of tax rate differences on capital gains and losses on fixed assets	15.4	-2.2

2 – Analysis of tax charge

The difference between the theoretical tax charge, calculated on the basis of the tax rate of the parent company, and the effective tax charge for the group in 2001 may be analysed as follows:

(€ millions)	
Net book profit before tax	**1,538.3**
Parent company tax rate	36.43%
Theoretical tax on net book profit	**560.4**
Impact of permanent differences	47.5
Impact of tax rate differences	-79.6
Change in non-recorded deferred taxes	16.8
Other(1)	6.6
Group tax charge	**551.7**

(1) Including tax credits, tax reassessments and provisions for tax liabilities.

3 – Deferred taxes in the balance sheet

The net change in deferred taxes (assets and liabilities) may be analysed as follows:

Balance of deferred tax assets at 31st December 2000[1]	397.6
Balance of deferred tax liabilities at 31st December 2000	-82.0
Profit effect	19.2
Exchange effect	-5.3
Other effects	7.7
Balance of deferred tax assets at 31st December 2001	425.9
Balance of deferred tax liabilities at 31st December 2001	-88.7

(1) Of which € 242.4 million resulting from the application of the new employee retirement obligation calculation method.

Deferred tax assets and liabilities recorded in the balance sheet may be divided into the following categories:

	31.12.2001		31.12.2000	
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Temporary differences	414.6	88.7	379.8	82.0
Tax credits and tax loss carry-forwards	11.3	-	17.8	-
Deferred tax total	**425.9**	**88.7**	**397.6**	**82.0**

Deferred tax assets whose recovery is not considered probable are not recorded in the financial statements; such assets totalled € 105.4 million at 31st December 2001, compared with € 113.5 million at 31st December 2000.

Group's share of net profit before capital gains and losses of equity affiliates (note 19)

This item states the net profit before capital gains and losses and minority interests of equity affiliates; for details refer to note 5: *Accounting principles.*

Capital gains and losses on the disposal of fixed assets net of tax (note 20)

This item amounted to € 130.7 million in 2001, compared with -€ 10.3 million in 2000.

The item consists mainly of the profit from the sale of all holdings in the Marie Claire group, which took place in March 2001, and the impact of the disposal of Lanvin S.A. and its subsidiaries. The capital gain net of tax from these two transactions amounted to € 110.2 million.

The item also includes the disposal or exceptional amortisation of non-strategic fixed assets in individual amounts that are not significant.

Restructuring costs – net (note 21)

These costs were accounted for mainly by provisions and costs relating to industrial and commercial reorganisation of existing companies, and of companies acquired during the year.

The item amounted to € 28.3 million in 2001, compared with € 24.3 million in 2000.

Amortisation of goodwill (note 22)

Amortisation of goodwill amounted to € 40.7 million in 2001, compared with € 24.0 million in 2000, and is set out in detail in the paragraph entitled *Goodwill–net* (note 1).

Notes on statement of cash flows

Variation in working capital requirement (note 23)

For 2001, this item amounted to € 139.2 million, and may be analysed as follows:

(€ millions)	
Stocks	52.4
Debtors	-245.4
Creditors	332.2

Variation in other financial assets (note 24)

This figure includes flows relating to own shares during the accounting period.

Impact of changes in the scope of consolidation (note 25)

This item mainly relates to the disposal of Marie Claire and Lanvin and the acquisitions of Biomedic, Colorama and Shu Uemura.

Variation in debts (note 26)

This item amounted to -€ 393.7 in 2001 and partly reflects the proceeds from the disposal of Marie Claire and Lanvin.

Cash and cash equivalents at end of year (note 27)

This item amounted to € 594.1 million at 31st December 2001. It may be analysed as follows:

(€ millions)	
Short-term investments excluding own shares	142.7
Cash and short-term funds excluding accrued interest	541.6
Overdrafts, etc.	-90.2

Consolidated companies

A – Companies consolidated by the full consolidation method[1]

Companies	Head office	No Siren	% Holding	% Control[2]
Anglo Overseas Finance (India) Private Ltd	INDIA		99.99	
Areca & Cie	FRANCE	784 787 517	100.00	
Avenamite S.A.	SPAIN		100.00	
Beautycos International Co Ltd	CHINA		100.00	
Belcos	JAPAN		100.00	
Belocap Productos Capilares Ltda	BRAZIL		99.99	
Biotherm	MONACO	56 S 00206	99.80	
Biotherm Distribution & Cie	FRANCE	552 127 458	100.00	
Caribel Fragrances Inc.	PUERTO RICO		100.00	
Carson Holdings Ltd	SOUTH AFRICA		100.00	
Carson Products West Africa Ltd	GHANA		100.00	
Centrex	FRANCE	728 201 898	100.00	
Chimex	FRANCE	548 201 490	100.00	
Cobelsa Cosmeticos S.A.	SPAIN		100.00	
Colainaf	MOROCCO		99.99	
Consortium Général de Publicité	FRANCE	552 089 690	99.69	
Cosbel SA de CV	MEXICO		100.00	
Cosbra Cosmeticos Ltda	BRAZIL		100.00	
Cosmelor	JAPAN		100.00	
Cosmephil Holdings Corporation	PHILIPPINES		100.00	
Cosmetica Activa Portugal Ltda	PORTUGAL		100.00	
Cosmétil	MOROCCO		49.79	99.99
Cosmétique Active Belgilux	BELGIUM		100.00	
Cosmétique Active Deutschland	GERMANY		100.00	
Cosmétique Active España	SPAIN		100.00	
Cosmétique Active France	FRANCE	325 202 711	99.99	
Cosmétique Active International	FRANCE	350 760 559	100.00	
Cosmétique Active Ireland	IRELAND		100.00	
Cosmétique Active Italia	ITALY		100.00	
Cosmétique Active Nederland	NETHERLANDS		100.00	
Cosmétique Active Osterreich GmbH	AUSTRIA		100.00	
Cosmétique Active Suisse	SWITZERLAND		100.00	
Cosmétique France AB	SWEDEN		100.00	
Cospar S.A.	FRANCE	742 005 200	100.00	
Dr Pfalz	GERMANY		100.00	
Episkin	FRANCE	412 127 565	100.00	
Erwiton S.A.	URUGUAY		100.00	
Exclusive Signatures International (UK) Ltd	UNITED KINGDOM		100.00	
Exclusive Signatures International	FRANCE	433 976 255	100.00	
Fapagau et Cie	FRANCE	318 247 285	100.00	
Faprogi	FRANCE	393 461 454	100.00	
Finval	FRANCE	341 643 781	100.00	
Frabel	MEXICO		100.00	
France Beauté Aktiebolag	SWEDEN		100.00	
French Cosmetics UK Limited	UNITED KINGDOM		100.00	
Gemey Paris – Maybelline New York	FRANCE	339 381 584	100.00	
Geral Inc.	UNITED STATES		100.00	

(1) In accordance with the requirements of article D248-12 of French company law, it is hereby stated that some of the information provided above is incomplete.

Companies	Head office	No Siren	% Holding	% Control[2]
Goldys International	FRANCE	337 844 914	100.00	
Groupement Plessis Mornay	FRANCE	907 060 016	88.10	
Holdial	FRANCE	324 084 698	100.00	
Helena Rubinstein	FRANCE	542 033 485	100.00	
Helena Rubinstein Italia SPA	ITALY		100.00	
Kosmepol Sp Z.O.O.	POLAND		100.00	
L & J Re	FRANCE	413 178 740	100.00	
Laboratoires Garnier & Cie	FRANCE	572 186 047	100.00	
Laboratoires Garnier Paris	FRANCE	339 419 962	100.00	
Lai Mei Cosmetics International Trading Cy Ltd	CHINA		100.00	
Lancarome A/S	DENMARK		100.00	
Lancôme Institut et Cie	FRANCE	332 111 848	100.00	
Lancôme Parfums & Beauté & Cie	FRANCE	302 387 196	100.00	
Lancos	JAPAN		100.00	
La Roche-Posay Dermato-Cosmétique	FRANCE	410 336 127	99.96	
La Roche-Posay Laboratoire Pharmaceutique	FRANCE	306 688 714	99.96	
Lascad	FRANCE	319 472 775	100.00	
Lavicosmetica Cosmétique Active Hellas	GREECE		51.00	
Lehoux et Jacque	FRANCE	572 072 544	100.00	
L.I.D.V	FRANCE	975 620 675	100.00	
L'Oréal Argentina S.A.I.C.	ARGENTINA		100.00	
L'Oréal Australia	AUSTRALIA		100.00	
L'Oréal Belgilux	BELGIUM		99.99	
L'Oréal Canada Inc.	CANADA		100.00	
L'Oréal Ceska Republica S.R.O.	CZECH REPUBLIC		100.00	
L'Oréal Chile S.A.	CHILE		100.00	
L'Oréal (China) Co Ltd	CHINA		100.00	
L'Oréal Colombia S.A.	COLOMBIA		100.00	
L'Oréal Danmark A/S	DENMARK		100.00	
L'Oréal Deutschland GmbH	GERMANY		100.00	
L'Oréal Division Productos de Lujo S.A.	SPAIN		100.00	
L'Oréal Division Productos Gran Publico S.A.	SPAIN		100.00	
L'Oréal Division Productos Profesionales S.A.	SPAIN		100.00	
L'Oréal España S.A.	SPAIN		100.00	
L'Oréal Finland Oy	FINLAND		100.00	
L'Oréal Guatemala	GUATEMALA		100.00	
L'Oréal Hellas S.A.	GREECE		100.00	
L'Oréal Hongkong Limited	HONGKONG		100.00	
L'Oréal H.U.P. GmbH & Co Kg	GERMANY		100.00	
L'Oréal H.U.P. Beteiligungs GmbH	GERMANY		100.00	
L'Oréal India Ltd	INDIA		100.00	
L'Oréal Indonesia	INDONESIA		100.00	
L'Oréal Investments BV	NETHERLANDS		100.00	
L'Oréal Israel Ltd	ISRAEL		92.97	
L'Oréal Italia SPA	ITALY		100.00	
L'Oréal Japan Ltd	JAPAN		100.00	
L'Oréal Korea	KOREA		100.00	
L'Oréal Latvia	LATVIA		100.00	
L'Oréal Liban	LEBANON		75.17	
'Oréal Libramont	BELGIUM		99.99	
'Oréal Luxury Products Division Australia	AUSTRALIA		100.00	

Companies	Head office	No Siren	% Holding	% Control[2]
L'Oréal Luxury Products Ltd	UNITED KINGDOM		100.00	
L'Oréal Magyarorszag Kozmetikai Kft	HUNGARY		100.00	
L'Oréal Malaysia	MALAYSIA		97.50	
L'Oréal Maroc	MOROCCO		49.99	99.99
L'Oréal Mexico SA de CV	MEXICO		100.00	
L'Oréal Middle East Fze	UNITED ARAB EMIRATES		100.00	
L'Oréal Nederland BV	NETHERLANDS		100.00	
L'Oréal New Zealand	NEW ZEALAND		100.00	
L'Oréal Norge A/S	NORWAY		100.00	
L'Oréal Österreich GmbH	AUSTRIA		100.00	
L'Oréal Parfums et Beauté	FRANCE	309 064 947	100.00	
L'Oréal Parfums et Beauté France	FRANCE	314 428 186	100.00	
L'Oréal Perú S.A.	PERU		100.00	
L'Oréal Philippines	PHILIPPINES		100.00	
L'Oréal Polska Sp Z.O.O.	POLAND		100.00	
L'Oréal Portugal	PORTUGAL		100.00	
L'Oréal Produktion Deutschland Beteiligung GmbH	GERMANY		100.00	
L'Oréal Produktion Deutschland GmbH & Co Kg	GERMANY		100.00	
L'Oréal Romania	ROMANIA		100.00	
L'Oréal Saipo Industriale SPA	ITALY		100.00	
L'Oréal Saipo SPA	ITALY		100.00	
L'Oréal Services Centre de Coordination S.A.	BELGIUM		99.99	
L'Oréal Servicios SA de CV	MEXICO		100.00	
L'Oréal Singapore Pte Ltd	SINGAPORE		100.00	
L'Oréal Slovenija Kozmetika D.O.O.	SLOVENIA		100.00	
L'Oréal Slovensko S.R.O.	SLOVAKIA		100.00	
L'Oréal South Africa (Pty) Ltd	SOUTH AFRICA		100.00	
L'Oréal Suisse S.A.	SWITZERLAND		100.00	
L'Oréal Sverige AB	SWEDEN		100.00	
L'Oréal Taiwan Co. Ltd	TAIWAN		100.00	
L'Oréal Thailand Ltd	THAILAND		100.00	
L'Oréal Turkiye	TURKEY		100.00	
L'Oréal UK Ltd	UNITED KINGDOM		100.00	
L'Oréal Uruguay S.A.	URUGUAY		100.00	
L'Oréal USA Inc.	UNITED STATES		100.00	
L'Oréal Venezuela CA	VENEZUELA		100.00	
Marigny Manufacturing Australia Pty Ltd	AUSTRALIA		100.00	
Maybelline Ltd	HONGKONG		100.00	
Maybelline KK	JAPAN		92.92	
Maybelline Suzhou Cosmetics Ltd	CHINA		100.00	
Naderman	FRANCE	409 791 498	100.00	
Nihon L'Oréal KK	JAPAN		98.02	
Ormes Bel Air	FRANCE	329 744 809	99.40	
Parbel of Florida Inc.	UNITED STATES		100.00	
Par-Bleue	FRANCE	394 015 812	100.00	
Parfums Paloma Picasso & Cie	FRANCE	333 006 252	100.00	
Parcofrance Kosmetika Handelsgesellschaft	AUSTRIA		100.00	
Parfums & Beauté Belgilux	BELGIUM		100.00	
Parfums & Beauté Deutschland GmbH	GERMANY		100.00	
Parfums & Beauté Hellas	GREECE		100.00	
Parfums & Beauté Italia	ITALY		100.00	
Parfums & Beauté Malaysia	MALAYSIA		98.77	

Companies	Head office	No Siren	% Holding	% Control[2]
Parfums & Beauté Nederland BV	NETHERLANDS		100.00	
Parfums & Beauté Suisse S.A.	SWITZERLAND		100.00	
Parfums Cacharel et Cie	FRANCE	321 422 172	100.00	
Parfums Guy Laroche	FRANCE	304 504 574	99.99	
Parfums Ralph Lauren	FRANCE	334 121 415	100.00	
Parlanvin	FRANCE	381 480 060	100.00	
Parmaco S.A.I.C Yf	ARGENTINA		100.00	
Parmobel Limited	UNITED ARAB EMIRATES		75.00	
Prestige & Collections International	FRANCE	334 171 113	100.00	
Prestige & Collections Ltd	UNITED KINGDOM		100.00	
Procosa – Productos de Beleza S.A.	BRAZIL		100.00	
Productora Albesa S.A.	SPAIN		100.00	
Productos Capilares L'Oréal S.A.	SPAIN		100.00	
Productos de Cosmetica Selectiva Lda	PORTUGAL		100.00	
Redken Laboratories GmbH	GERMANY		100.00	
Regefi	FRANCE	592 065 239	100.00	
Rusbel	RUSSIA		100.00	
Scental	HONGKONG		100.00	
Selective Beauté International et Cie	FRANCE	333 314 722	100.00	
Siampar Limited	THAILAND		100.00	
Sicos et Cie	FRANCE	687 020 214	100.00	
Sincos Pte Ltd	SINGAPORE		100.00	
Socex de Expansao Mercantil em Cosmeticos	BRAZIL		99.00	
Société Civile Immobilière Socinay	FRANCE		100.00	
Société de Développement Artistique	FRANCE	417 893 112	100.00	
Sofamo	MONACO	58 S 00670	99.97	
Sofy	FRANCE	305 949 034	99.99	
Soprocos	FRANCE	586 680 092	100.00	
Soprogem	FRANCE	382 460 392	100.00	
Soproréal	FRANCE	383 069 663	100.00	
Sparlys	FRANCE	652 054 065	99.99	
Swan Beauties Pvt Ltd	INDIA		100.00	
Thai Shu Uemura	THAILAND		68.15	51.00
Venprobel	VENEZUELA		100.00	
Yasulor Indonesia	INDONESIA		100.00	

(2) Equivalent to the percentage holding except where otherwise indicated.

B – Companies consolidated by the proportional integration method

Companies	Head office	No Siren	% Holding	% Control[3]
Beauté-Créateurs	FRANCE	475 682 068	49.99[1]	50.00
Cosimar Japon KK	JAPAN		49.99[1]	50.00
Galderma Alpha	FRANCE	440 139 772	50.00[2]	
Galderma Argentina S.A.	ARGENTINA		50.00[2]	
Galderma Australia Pty Ltd	AUSTRALIA		50.00[2]	
Galderma Belgilux N.V.	BELGIUM		50.00[2]	
Galderma Brazil Limitada	BRAZIL		50.00[2]	
Galderma Canada Inc.	CANADA		50.00[2]	
Laboratorios Galderma Chile Limitada	CHILE		50.00[2]	
Galderma Colombia S.A.	COLOMBIA		50.00[2]	
Galderma Hellas	GREECE		50.00[2]	
Galderma Hongkong	HONGKONG		50.00[2]	
Galderma India Private Ltd	INDIA		50.00[2]	
Galderma Italia SPA	ITALY		50.00[2]	
Galderma Korea Ltd	SOUTH KOREA		50.00[2]	
Galderma KK	JAPAN		50.00[2]	
Galderma Laboratories Inc.	UNITED STATES		49.05[2]	50.00
Galderma Laboratorium GmbH	GERMANY		50.00[2]	
Galderma Laboratories South Africa Pty Ltd	SOUTH AFRICA		50.00[2]	
Galderma Mexico SA de CV	MEXICO		50.00[2]	
Galderma Nordic AB	SWEDEN		50.00[2]	
Galderma Omega	FRANCE	440 139 533	50.00[2]	
Galderma Perú Laboratorios	PERU		50.00[2]	
Galderma Pharma S.A.	SWITZERLAND		50.00[2]	
Galderma Philippines Inc.	PHILIPPINES		50.00[2]	
Galderma Polska	POLAND		50.00[2]	
Galderma Production Canada Inc.	CANADA		50.00[2]	
Galderma Research & Development	FRANCE	317 099 679	50.00[2]	
Galderma Research and Development Inc.	UNITED STATES		50.00[2]	
Galderma S.A.	SWITZERLAND		50.00[2]	
Galderma Singapore	SINGAPORE		50.00[2]	
Galderma UK Ltd	UNITED KINGDOM		50.00[2]	
Galderma Uruguay	URUGUAY		50.00[2]	
Laboratorios Galderma S.A.	SPAIN		50.00[2]	
Laboratoires Galderma S.A.	FRANCE	325 186 617	50.00[2]	
Laboratorios Galderma Venezuela S.A.	VENEZUELA		50.00[2]	
Le Club des Créateurs de Beauté	BELGIUM		50.00[1]	
Le Club des Créateurs de Beauté UK	UNITED KINGDOM		50.00[1]	
Le Club des Créateurs de Beauté U.S.A.	UNITED STATES		50.00[1]	
Le Club des Créateurs Cosmetic Versand Verwaltungs GmbH	GERMANY		50.00[1]	
Le Club des Créateurs Cosmetic Versand GmbH and Co Kg	GERMANY		50.00[1]	

(1) Companies owned jointly with the 3 SUISSES.
(2) Companies owned jointly with Nestlé.
(3) Equivalent to the percentage holding except where otherwise indicated.

C – Companies consolidated by the equity method

Companies	Head office	No Siren	% Holding	% Control[1]
Club des Créateurs de Beauté KK	JAPAN		20.00	
Nobara Inc.	UNITED STATES		35.00	
Sanofi-Synthélabo	FRANCE	395 030 844	19.54	26.78
Shu Uemura Cosmetics Inc.	JAPAN		35.00	
Shu Uemura International (Hongkong)	HONGKONG		22.75	

(1) Equivalent to the percentage holding except where otherwise indicated.

Auditors' Report

on the consolidated financial statements

Year ended: 31st December, 2001

In compliance with the assignment entrusted to us by your Annual General Meeting, we have audited the accompanying consolidated financial statements of L'Oréal presented in euro for the year ended 31st December, 2001.

The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements, based on our audit.

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position and the assets and liabilities of the group as at 31st December, 2001 and the results of its operations for the year then ended, in accordance with accounting principles generally accepted in France.

Without qualifying our opinion, we draw your attention to note 10 to the consolidated financial statements concerning the change in accounting method for employee retirement obligation and related benefits, to comply with the recommended method contained in the regulation CRC 99–02 relating to consolidated financial statements.

We have also performed the procedures required by law on the group financial information given in the report of the Board of Directors. Except for the effect of the above mentioned matters, we have no comment to make as to the fair presentation of this information nor its consistency with the consolidated financial statements.

Paris la Défense and Neuilly, 27th March, 2002

The statutory Auditors

Pierre COLL

Étienne JACQUEMIN



http://www.loreal.com
http://www.loreal-finance.com

L'ORÉAL

Incorporated in France as a "Société Anonyme"
with registered capital of € 135,212,432
R.C. Paris B 632 012 100

Headquarters:
41, rue Martre
92117 Clichy - France
Tel.: +33 1 47 56 70 00
Fax: +33 1 47 56 80 02

Registered Office:
14, rue Royale
75008 Paris - France

3

L'ORÉAL S.A.

2001

Management Report of the Board of Directors, Financial Statements of the L'Oréal S.A. parent company, and additional information



Table of contents

The L'Oréal Annual Report comprises three separate documents:

- a general brochure;
- the consolidated financial statements, available to the financial community on Thursday, 4th April 2002;
- the Management report and the L'Oréal S.A. parent company financial statements, plus additional information as required by law, available two weeks prior to the Annual General Meeting convened for Wednesday, 29th May 2002.

Management Report of the Board of Directors for 2001

Ordinary and Extraordinary General Meeting of 29th May 2002

Ladies and Gentlemen,

In this Management report your Board of Directors wishes, before presenting the parent company financial statements, to comment on the main points concerning the management of your company and of the group, and give its view on their situation.

Strong and sustainable growth in activity, and the ability to maintain a good level of organic growth even in an uncertain economic environment

Consolidated pre-tax sales reached € 13.7 billion in 2001, an increase of 8.4% compared with 2000. Currency effects had a slightly negative overall impact of 0.3%, mainly due to the weakening of the pound sterling, the yen and the Brazilian real against the euro, despite the positive impact of the American dollar (rising 3% against the euro), which represents 30.4% of sales. Excluding currency effects, consolidated sales grew by 8.7%.

The impact of changes in the scope of consolidation (external growth impact) was 1.6%. In 2001, the group made two acquisitions: Biomedic, which specialises in skincare products to accompany dermatological and plastic surgery treatment, and Colorama, a Brazilian mass-market make-up brand. These strategic and targeted acquisitions complement the portfolio of acquisitions made in 2000, such as Matrix, Carson and Kiehl's, which were rapidly integrated into the divisions concerned in 2001. The acquisitions made in 2000 represented sales of € 523 million.

On a like-for-like basis (i.e. excluding the currency effect and external growth impact), consolidated sales growth in 2001 amounted to 7.1%.

Consolidated sales can be divided between two main branches, Cosmetics and Dermatology. Growth in sales was strong in both branches with 8.7% in Cosmetics and 11.3% in Dermatology. The Dermatology activity is carried out by a number of companies through a joint venture under the Galderma brand, in which L'Oréal and Nestlé hold equal stakes.

From a geographic viewpoint, consolidated cosmetics sales increased by 5.6% in Western Europe, 14% in North America and 8.8% in the Rest of the World. Over half of sales are now made outside Western Europe, with the United States accounting for some 30%. The tragic events of 11th September 2001 had two consequences on our sector: an acceleration of the slowdown of the American economy that was already noticeable from the start of the year, and a strong reduction in stocks in distribution channels at the end of the year. Nevertheless, the impact on the sales of L'Oréal has been limited, as shown by the figures mentioned.

A growth model that continues to prove its worth

L'Oréal's growth model is continuing to prove its worth in our everyday operations: organic growth, targeted acquisitions, constant technological innovation, global presence in all types of distribution channels, and the limitation of the number of brands so as to improve margins.

Good profit growth that is largely independent of the economic climate

Adjusted operating profit (i.e. after exchange gains and losses) advanced by 12.7% to € 1,669 million. This represents 12.1% of consolidated sales, compared with 11.7% in 2000 and 11.4% in 1999. In Cosmetics, operating profit grew 12.5%. It has risen from 11.4% in 1999 and 11.6% in 2000 to 12% in 2001.

In Dermatology, the increase in adjusted operating profit was 7.8%, and the operating margin of this second branch remained high at 21.2% of sales in 2001.

The further improvement in the group's margins results from the tight control maintained on operating expenses and industrial costs, which are constantly monitored, the low impact of financial expenses, the economies of scale and the substantial synergies resulting from the integrated structure.

Looking beyond operating profit, the group's net financial income (excluding exchange gains and losses) was € 167.3 million, compared with € 159.3 million in 2000.

As a result, the pre-tax profit of the fully consolidated companies increased by 13.6% to € 1,501.7 million. Corporate income tax at group level was € 535.9 million, up by 9.7%. Net profit before capital gains and losses and minority interests of the fully consolidated companies was € 965.9 million, up by 15.9%.

The group's share of the profits of equity affiliates amounted to € 269.7 million. The contribution of Sanofi-Synthélabo to consolidated profit was € 268.8 million, an increase of 43.7%.

The total consolidated net profit before capital gains and losses and after minority interests, used to calculate earnings per share, was € 1,229 million, an increase of 19.6%.

Finally, the group's cash flow was € 1,417.7 million in 2001, compared with € 1,296.2 million in 2000.

The cash generated in 2001 enabled a reduction in net debt, which declined from € 1,757 million in 2000 to € 906 million in 2001. The ratio of net debt to equity has thus been reduced from 28.4% at end-2000 to 12.6% at end-2001.

Changes in accounting principles and comparability of the group's financial statements: employee retirement obligation and related benefits

From 1st January 2001 onwards the group has chosen to adopt the preferential method stipulated in "Comité de Réglementation Comptable" regulation no. 99–02 concerning the recording on the consolidated balance sheets of all employee retirement obligations and related benefits. Previously, the capitalised net commitments of the funds were recorded as provisions for charges or as liabilities in the financial statements of our foreign subsidiaries, or as off-balance sheet contingent liabilities.

This change has resulted in an increase in provisions for liabilities and charges of € 664.2 million at 31st December 2000 and € 533.1 million at 31st December 1999. This has also led to an increase in deferred tax assets of € 242.4 million at 31st December 2000 and € 194.6 million at 31st December 1999. The resultant reduction in shareholders' equity was € 421.8 million at 31st December 2000 and € 338.5 million at 31st December 1999.

The reclassification on the balance sheets of the liabilities of our foreign subsidiaries arising from employee retirement obligation and related benefits under *Provisions for liabilities and charges* amounted to € 82.1 million at 31st December 2000 and € 69.5 million at 31st December 1999. Lastly, the impact on the results of the years presented is not material.

Powerful innovation from the research division, technological expertise and safety

Each year L'Oréal finances its own research to generate innovation and regularly develop new products. The presence of laboratories on three continents (Europe, the United States and Asia) enables better identification of specific local needs.

The 16 research and development centres employ over 2,700 people of 26 nationalities, working in 30 different fields of specialisation. The number of employees in L'Oréal's research division again increased in 2001, while the corresponding costs increased in line with the sales trend, and now represent 3.1% of sales.

Our researchers registered 493 patents in 2001, and developed over 4,000 new formulations in conjunction with our marketing teams.

2001 L'Oréal-UNESCO Awards for women in science all over the world

L'Oréal, demonstrating its commitment to research, signed a 5-year partnership agreement with UNESCO in 1999. The "For Women in Science" Awards are made each year to encourage women scientists to carry out research, particularly in the life sciences.

The 2001 L'Oréal-UNESCO Awards were presented in February at UNESCO headquarters by Mr Lindsay Owen-Jones, Chairman and CEO of L'Oréal, and by Mr Koïchiro Matsuura, Director General of UNESCO, to five outstanding women scientists from different continents. Awards were made in five categories: Africa, North America, Asia Pacific, Latin America and Europe.

During the award ceremony in Paris, ten UNESCO-L'Oréal scholarships, each worth USD 10,000, were also awarded to young women researchers to encourage them to continue with their work.

Since the scheme began, L'Oréal and UNESCO have paid tribute to 35 remarkable women members of the scientific community.

Harmonising business segments and flagship brands in new fields all over the world

The group's key strategic brands have continued to improve their positions and win market share in L'Oréal's core business segments. Through relentless innovation efforts, they have succeeded in: winning new users in groups such as young consumers (Lumia colourant from Garnier, White by Giorgio Armani), senior citizens (Absolue by Lancôme, Elsève Regenium from L'Oréal Paris) and men (Homme ranges from Vichy and Biotherm, Miracle Homme by Lancôme); moving into new market segments, for example mass-market bodycare with products such as Plénitude Body Expertise from L'Oréal Paris; developing specific products to meet local needs (Bi White from Vichy); adapting their technologies to the needs of consumers in different countries (Age Fitness from Biotherm); strengthening their partnership with their customers through a range of services and products (Oléo-Relax by Kérastase).

The roll-out of the group's brands has continued in the growth driver countries that now account for some 20% of L'Oréal sales. In China, sales advanced by 26% in 2001, which means the growth rate since 1997 is now 228%. The launches of Garnier, Helena Rubinstein, Biotherm and La Roche-Posay are strengthening the group's presence, as are the number 1 positions held by L'Oréal Paris in colourants, Maybelline in mass-market make-up, Vichy in pharmacies and Lancôme in the main department stores. In Russia, following 47% growth in 2000, sales again achieved a very high growth rate in 2001 (52%) and now amount to over € 100 million. The group has also made major breakthroughs in South Africa (growth of 27%), Thailand (26%), India (21%) and Mexico (20%).

Momentum from country to country

The momentum is increasing from year to year. As growth continues, the focus shifts to harmonisation by focussing activity on L'Oréal's core segments and structural improvement in countries of proven sales potential. Special mention should be made of some of the most important operations in 2001:

U.S.A.: acquisition of Biomedic

Under an agreement signed with the group in 2001, CosmosMedic Concepts sold the Biomedic brand and product range to L'Oréal for around € 28 million.

83% of Biomedic's sales are in the United States, with a range of 60 products used in doctors' offices. The brand is sold in a total of 25 countries.

Brazil: acquisition of Colorama

In July 2001, L'Oréal signed an agreement with Revlon to acquire the Brazilian mass-market make-up and shampoo brand Colorama.

Launched in 1976, the brand is number one in Brazil for nail varnish, and is one of the leading players on the shampoo market. In 2000, Colorama achieved net sales of € 40 million. Through this acquisition, the group's position has been strengthened on the Brazilian make-up market where it was already represented by Maybelline.

The acquisition, at a price of € 72 million, also includes the industrial facility at São Paulo. This factory will increase the group's production capacities, enabling it to keep up with the rapid development of L'Oréal brands already available in Brazil.

Shu Uemura

Under an agreement signed by L'Oréal and Mr Shu Uemura at the end of 2000, the group's Japanese subsidiary Nihon L'Oréal took a 35% stake in Shu Uemura Cosmetics Inc. At the beginning of 2001, L'Oréal also acquired all the international businesses of Shu Uemura Cosmetics Inc., including the rights to its brands outside Japan.

Shu Uemura Cosmetics Inc. is a pioneer not only in the art of make-up but also in skin care and cleansing, and is one of the best-known cosmetics brands in Japan. Outside Japan, the company is present in over 25 countries in about a hundred department stores and boutiques. Some 75% of its foreign sales are made in South-East Asia.

France: disposal of the interest in the Marie Claire group

In February 2001 L'Oréal accepted a proposal to sell all its interests in the Marie Claire group to Holding Évelyne Prouvost, in which the majority controlling interest is held by Mrs Évelyne Prouvost and her family who have announced their intention of joining forces with Hachette Filipacchi Medias.

L'Oréal took this decision in view of the excellent relations it has always enjoyed with Mrs Évelyne Prouvost and the financial proposal made by Holding Évelyne Prouvost. L'Oréal bought its 49% minority interest in the Marie Claire group in 1977. L'Oréal's investment has considerably increased in value, and the disposal led to a substantial capital gain recorded in the financial statements for the first half of 2001. The disposal of the interests took place on 20th March 2001 for a total price of € 296 million.

France: disposal of Lanvin

On 30th August 2001, L'Oréal sold 100% of the company Jeanne Lanvin S.A. and its subsidiaries around the world, to W.M. Ambrosia, a French company founded by a group of shareholders.

The sale took place after L'Oréal had taken over all the debt of the companies sold. The consolidated sales of Jeanne Lanvin S.A. and its subsidiaries amounted to € 50 million in 2000, or 0.4% of the consolidated sales of L'Oréal. Furthermore, the Perfumes business, which represented € 26 million in 2000 or 0.2% of the consolidated sales of L'Oréal, will be gradually taken over by the buyer (by groups of countries) after a transitional period that will end on 31st December 2002.

China: creation of L'Oréal China

As part of the process of restructuring our Chinese businesses, L'Oréal has created the Chinese holding company L'Oréal China.

L'Oréal China has a registered capital of USD 30 million, of which 15% (USD 4.5 million) was paid up by L'Oréal on 27th December 2000. On 10th April 2001, L'Oréal paid up the remaining 85% of the registered capital by a transfer of USD 25.5 million, that is € 31.9 million.

The operational activity of L'Oréal China began on 1st July 2001.

Japan: Nihon L'Oréal KK to become wholly - owned by L'Oréal

L'Oréal has ensured 100% control of its Japanese businesses. On 31st August 2001, L'Oréal concluded an agreement to acquire, over a three-year period, the 3.2% interest still held by Kose Corporation, for a total of € 81 million, which is also to be paid over three years.

Once this operation is completed, the total investment made by L'Oréal for the acquisition of 100% of Kobayashi Kose KK will amount to € 257 million. This investment includes the 35% stake taken in Shu Uemura Japan.

L'Oréal South Africa: restructuring

Following the acquisition of the American company Carson Inc., number one in the ethnic hair product segment, and its South African subsidiary Carson Holding Ltd., the L'Oréal group is rationalising its operations in South Africa in order to develop new synergies.

With the agreement of your Board of Directors, and following the reorganisation of the various South African subsidiaries of Carson Holding Ltd. that began at the start of 2001, L'Oréal South Africa (Pty) Ltd. transferred its activities to Carson Products (Pty) Ltd. Following this transfer, all the businesses belonging to the L'Oréal group in South Africa have now been brought together under the company name L'Oréal South Africa (Pty) Ltd.

L'Oréal in Argentina

The consequences of the economic and financial crisis in Argentina were very limited for L'Oréal in 2001, even though the crisis generally had a real impact on consumer spending in Argentina. Once the present difficulties – which hopefully will not impact on neighbouring countries – are over, Latin America is expected to become once again a high growth zone for the group. Sales in Argentina represented 1% of the group's consolidated sales in 2001.

Good prospects and confidence for 2002

The impact of new product launches in strategic segments and the steady expansion of L'Oréal through new businesses demonstrate the strong capacity for growth in a medium-term perspective. This is illustrated by L'Oréal's recent specialisation in ethnic products, a niche market offering high growth potential, alongside the international expansion of the more traditional flagship brands.

L'Oréal's positioning in lucrative markets, together with its dynamic marketing, research and production planning policies, should enable the group to continue to achieve high organic sales growth. Furthermore, the group still has a very strong capacity all over the world to seize any opportunities that may arise for the acquisition of regional brands with international potential.

Another factor that is instrumental in boosting L'Oréal's growth is the continuing buoyancy of the cosmetics market. This can be attributed to the ageing of the population, the expected increase in purchasing power in a medium-term perspective in Asian and other countries, a favourable socio-demographic environment, and the increasing use of cosmetics products by ever younger consumers.

Cosmetics play a part in individual well-being, and beauty enhancement has been a constant feature of human history and way of life. Moreover, the group is capable of outperforming the market, while in structural terms the cosmetics industry seems set to grow faster than the global economy.

Finally, the group sets itself ambitious targets for its performance in fostering positive trends in the environment, social matters and society as a whole. Responsible development is both an aspect of the group's success and a commitment for each person in the group.

Making financial information available to everyone

Providing shareholders with easily and quickly accessible financial information has always been a key priority for your company and new advances are made in this area each year. Many of these initiatives are welcomed by the financial community that has awarded L'Oréal both for the quality and presentation of its information.

In 2001, efforts were made to improve the financial information communication schedule, to increase the number of international meetings and to create a section dedicated to shareholder on the loreal-finance.com website. In addition, factory visits for shareholders' associations and opinion polls amongst L'Oréal shareholders were also organised. All these initiatives have been widely welcomed and encouraged.

The shareholder section on the financial website loreal-finance.com has aroused particular interest. It aims to provide specific practical information and help for all shareholders and those interested in becoming shareholders.

Changeover to the euro for European subsidiaries

The changeover to the euro, for which preparations had been under way since 1997 in several ad hoc working groups, affected 118 L'Oréal entities in 12 countries of the European Union. The changeover was completed for accounting systems in almost all these entities by the end of the first quarter of 2001. The euro switchover of relations with our customers and suppliers – carried out ahead of schedule in some divisions – was completed in the last few days of December.

No technical or functional difficulties were experienced during these operations, which were facilitated by the harmonisation of our information systems (accounting, reporting, logistics, etc.).

The single currency, the great symbol of European integration, means immense simplification and greater stability for L'Oréal: 40% of our sales is now protected from the impact of exchange rate fluctuations.

Talented men and women from diverse cultural backgrounds who respect ethical principles

The L'Oréal workforce structure is highly global: the group's determination to strengthen its positions outside the Western countries is reflected in the choice of its employees. We are preparing for the future with the talented individuals of today, and are constantly on the look-out for the best people to strengthen our teams.

For example, the United States, Japan and the other countries are not looked on as markets whose essential function is to receive L'Oréal exports, but as countries in which there are talents and knowledge to be drawn on. Local teams are not only able to build up business in their own country, but can also generate new ideas for their colleagues in other countries. Internal and international mobility enables L'Oréal staff to build up their experience, often preparing them for senior management responsibilities at a later stage.

All our employees are familiar with the Ethical Charter. It sets out the key values of the group, such as tolerance, respect for others and belief in the positive impact of diversity. Employees are encouraged to take this approach on board, as it fosters responsible behaviour from each individual whatever the circumstances.

Finally, the General Management decided to set up a worldwide employee profit sharing scheme in addition to the plan that already exists in France. The new scheme is now in place, and employees already receive the equivalent of one week's pay. The target is to raise this amount to one month's salary in three years' time.

A Board of Directors that moves with the times

Renewal of terms of office of directors in 2001

The terms of office as director of Mrs Françoise Bettencourt Meyers, of Mr Peter Brabeck-Letmathe, of Mr François Dalle and of Mr Jean-Pierre Meyers expired at the end of the Annual General Meeting of 2001. Their terms of office were renewed for a further statutory period of 4 years, expiring at the Ordinary General Meeting to be held in 2005 to review the financial statements of 2004.

Appointment of a new substitute statutory Auditor in 2001

Following the resignation of Mr Patrice de Maistre as statutory Auditor, he was replaced in this capacity by his substitute Mr Étienne Jacquemin. The Annual General Meeting of 2001 appointed Mr Jean-Paul Picard as substitute statutory Auditor to Mr Jacquemin.

The terms of office of Mr Jacquemin and Mr Picard will expire at the end of the Ordinary General Meeting to be held in 2004 to review the financial statements of 2003.

Renewal of terms of office of directors in 2002

The terms of office as director of Mr Lindsay Owen-Jones, Mr Francisco Castañer Basco, Mr Marc Ladreit de Lacharrière, Mr Olivier Lecerf and Mr Michel Somnolet expire at the end of the Annual General Meeting of 2002. These terms of office are to be renewed for a further statutory period of 4 years, expiring at the Ordinary General Meeting to be held in 2006 to review the financial statements of 2005.

Appointment of three new directors in 2002

It is proposed to the Annual General Meeting that three new directors should be appointed, Mr Jean-Louis Dumas, Mr Xavier Fontanet and Mr Franck Riboud, taking the total number of L'Oréal directors to 15. The inclusion of three well-known figures from international industry will both strengthen the Board of Directors and increase its independence.

The statutory term of office is 4 years, expiring at the Ordinary General Meeting to be held in 2006 to review the financial statements of 2005.

List of corporate offices held

In accordance with the requirements of article L. 225-102-1 paragraph 3 of the French Commercial code, a list of all offices and functions exercised in other companies by each of the corporate officers of the company is attached to this report.

Approval of all actions of the Board of Directors

You are hereby requested to give your approval of all actions carried out by the members of the Board of Directors.

Directors' fees

It is proposed to set the maximum amount of directors' fees to be paid to the Board of Directors at 810,000 euro for 2002 and for future years.

The Board of Directors will be responsible for apportioning the amount of the said directors' fees to be paid to each member, and for setting the payment date.

Corporate governance

Modus operandi of the Board of Directors

The Board of Directors met six times in 2001 under the chairmanship of Mr Lindsay Owen-Jones. The directors found once more that the organisation and work of the Board were indeed in line with good Corporate Governance practices. The information provided was clear and detailed, enabling thorough, serious and constructive debates.

The directors each hold at least one thousand shares in the company.

Mr Owen-Jones emphasised the vital role played by the work of the different Committees. He asked that their role should be strengthened, and that they should be given more opportunities to share their reflections and recommendations with the Board, which expressed its strong desire that this should be done. It was however noted that the decisions of the Board are always taken on a collegiate basis.

The task of the Audit Committee is to study the regulation procedures and the existing audit procedures, making sure that they are necessary and adequate, are properly applied, and fully protect the company's assets. The Audit Committee, by considering risks and evaluating the effectiveness of the measures taken to control them, enables the Board of Directors to review the financial statements more effectively. This duty was carried out in three meetings of the Committee in 2001, and was continued at the start of 2002 at a meeting with the Internal Audit Division and the Statutory Auditors prior to the definitive closing of the accounts for the financial year. The Committee also considered the changes resulting from the new accounting standards and the impact of their gradual introduction, and the Financial Guide Book whose recommendations are applied throughout the group.

In 2001, the Board of Directors published the "L'Oréal Director's Charter". The Charter was drawn up even though all the directors naturally comply with the obligations and apply the principles set out in this type of document. They have accepted, in full knowledge of the existing situation, an eminent position in which exemplary behaviour is obviously essential. The contents of the Charter are fully in line with the public recommendations made concerning the standards of behaviour and responsibility of directors in France.

In 2001, the Board of Directors asked the "Management and Remuneration Committee", which met three times, to broaden its brief to include a review of the structure of the Board, and to make recommendations for changes, with proposals concerning new non-executive directors. This reflection was carried out, and the appointment of three new directors will be proposed for the shareholders' approval at the Annual General Meeting of 29th May 2002.

In accordance with its terms of reference, the Committee also made proposals to the Board of Directors concerning the remuneration of the General Management and the allocation of L'Oréal stock options to group managers.

Remuneration of General Management

The gross total remuneration paid to the Chairman and Chief Executive Officer for 2001 amounted to € 5,552,315, including benefits and directors' fees, of which the fixed part amounted to € 2,744,057.

The gross total remuneration paid to the Vice-President in charge of Administration and Finance for 2001 amounted to € 1,717,209, including benefits and directors' fees, of which the fixed part amounted to € 976,612.

Options allocated to General Management

The Chairman and Chief Executive Officer received during 2001 200,000 stock options, at a price of € 79.60, which may be exercised from 29th March 2006 onwards, and 300,000 stock options, at a price of € 77.60, which may be exercised from 19th September 2006 onwards; he exercised no options during 2001.

The Vice-President in charge of Administration and Finance received during 2001 100,000 stock options, at a price of € 77.60, which may be exercised from 19th September 2006 onwards; he exercised no options during 2001.

Remuneration of the other directors

Each L'Oréal director has received € 45,000 in directors' fees for 2001. Directors who are members of the Committees of the Board of Directors have received an additional € 15,000. A secretary, a car and a chauffeur, representing a sum of € 176,000, are placed at the disposal of the former Chairman of L'Oréal.

Stock options at L'Oréal

In the common interest of employees and shareholders

The Management Committee and the Board of Directors wish to stress the importance of stock options in bringing together the interests of the beneficiaries and those of the shareholders themselves. The beneficiary employees and the shareholders share the same confidence in the strong and steady development of the group.

The Annual General Meeting authorises the Board of Directors to grant options to employees and directors that give entitlement to the purchase of shares with no discount. The period during which the authorisation remains in force may not exceed 38 months, compared with the previous period of five years. However the authorisation given on 1st June 1999 remains in force. It will expire on 31st May 2004, and is, under the new Act, governed by the previous regime.

Your Board of Directors wishes to stress that the options granted are not options for the subscription of shares. The stock options do not result in any dilution of the capital by the creation of shares. The options granted by L'Oréal have no impact on the amount of share capital or on its structure.

Non-exercisable for five years

Stock options are subject to a contractual non-exercisable period of five years, while the validity of a stock option is ten years. This stipulation ensures that the stock option plan is a durable driving force for the group's long-term development. The stock options are intended in particular to involve, motivate and boost the loyalty of employees who, by their abilities and their commitment, contribute most to the performances of the group. They also express the determination of L'Oréal to encourage and attract new talents.

For a greater number of employees

In 2001, on the proposal made by its Chairman and the "Management and Remuneration Committee", the Board of Directors confirmed its intention to give a greater number of employees this possibility of closer involvement in the development of the company.

In March, September and October 2001, the Board of Directors made a total of 1,071 allocations of 2,500,000, 2,500,000 and 225,000 shares respectively. This means that, as of 31st December 2001, the number of beneficiaries of stock option plans since their inception is 2,271.

As of 31st December 2001, the 4% of share capital limit relating to the quantity of shares held by the group on behalf of employees represented 27,042,486 shares. The number of group shares held to cover stock options allocated but not exercised represented 20,636,900 shares (3.05% of share capital). The balance available for allocation under stock options was thus 6,405,586 shares.

With the obligation of compliance with rules governing insider trading

The beneficiaries of stock options are required to comply with rules governing insider trading, which are brought to their attention when they receive the regulations of the plan concerned. If they wish to sell shares after exercising their options, they must ensure that they are not doing so during a sensitive period, or in a situation in which, because they have access to privileged information, decisions taken on the basis of such information could have an impact on the L'Oréal share price.

Under the same conditions, the General Management carries out share purchase programmes only at periods that are considered non-sensitive. The Board of Directors allocates no options within ten trading days before and after the consolidated financial statements are made public, and in cases in which management structures are in possession of sensitive information from the viewpoint of insider trading.

L'Oréal active stock option plans[1]

The situation of the active stock option plans, as of 31st December 2001, is as follows:

Date of plan	13.12.94	14.12.95	17.10.97	15.10.98	8.12.98	14.10.99	7.12.99
Total number of options allocated	1,100,000	2,750,000	2,500,000	1,400,000	1,100,000	2,250,000	1,500,000
of which options allocated to members of the Management Committee in office at this date[2]	-	649,000	995,000	150,000	-	550,000	525,000
Number of senior managers/ Total number of beneficiaries	0/47	6/88	8/102	2/70	0/110	8/133	6/200
Initial exercise date	14.12.99	15.12.00	18.10.02	16.10.03	9.12.03	14.10.04	8.12.04
Number of options still to be exercised as of 31.12.2001	128,000	1,223,900	2,480,000	1,340,000	1,075,000	2,222,500	1,495,000
of which Management Committee[2]	-	446,000	995,000	150,000	-	550,000	525,000
Date of expiry	13.12.04	14.12.05	17.10.07	15.10.08	8.12.08	15.10.09	7.12.09
Acquisition price (€)	15.05	16.41	34.01	39.41	48.46	57.60	61.00

Date of plan	5.4.00	28.9.00	7.12.00	28.3.01	18.9.01	8.10.01
Total number of options allocated	1,200,000	3,800,000	450,000	2,500,000	2,500,000	225,000
of which options allocated to members of the Management Committee in office at this date[2]	-	310,000	-	360,000	655,000	-
Number of senior managers/ Total number of beneficiaries	0/234	7/707	0/109	4/521	7/441	0/109
Initial exercise date	6.4.05	29.9.05	8.12.05	29.3.06	19.9.06	9.10.06
Number of options still to be exercised as of 31.12.2001	1,197,500	3,800,000	450,000	2,500,000	2,500,000	225,000
of which Management Committee[2]	-	310,000	-	360,000	655,000	-
Date of expiry	5.4.10	28.9.10	7.12.10	28.3.11	18.9.11	8.10.11
Acquisition price (€)	65.90	83.00	89.90	79.60	77.60	76.50

(1) There are no pending stock option plans at L'Oréal relating to the subscription of shares, nor any stock option plans or share subscription plans in subsidiaries of L'Oréal.
(2) Management Committee in office on the date of attribution.
NB: the numbers of options and the acquisition prices indicated take into account the adjustments relating to the financial operations carried out on the share capital, such as the bonus issue of one new share for ten old shares in 1996 and the ten-for-one share split in 2000.

Main allocations made to group employees who are not corporate officers of L'Oréal S.A. and options exercised

The total number of options allocated in 2001 to the ten non-corporate officer employees having received the largest allocations was 660,000, at an average price of € 78.71, of which 515,000 were granted to six senior managers at an average price of € 78.61.

The total number of options exercised in 2001 by the ten non-corporate officer employees having exercised the largest number of options was 473,100 options at an average price of € 15.74, of which 33,100 were exercised by one senior manager at a price of € 16.41.

Consolidated financial statements

In accordance with article L. 225–100 of the French Commercial code, we request that you approve the financial statements presented to you in Volume 2 of the Annual Report of which this Management Report forms part.

Net sales of L'Oréal S.A.

The net sales excluding VAT of L'Oréal S.A. in 2001 totalled € 1,481.8 million, compared with € 1,269.7 million in 2000.

€ millions Sales	2001	2000	Change in %
1st quarter	366.9	317.3	15.64
2nd quarter	379.5	340.0	11.63
3rd quarter	364.6	305.6	19.32
4th quarter	370.7	306.9	20.82
Total	**1,481.8**	**1,269.7**	**16.70**

NB: Net sales comprise sales of goods and finished products, accessory products, sales of waste, and services, after deducting reductions on sales. Net sales include in part supplies of merchandise to various subsidiaries which, in the consolidated financial statements, are recorded as intercompany sales.

Annual parent company financial statements

At 31st December 2001, total assets amounted to € 8,134.3 million compared with € 7,693.0 million at 31st December 2000.

The parent company financial statements are presented in accordance with the 1999 General Accounting Plan adopted by the "Comité de Réglementation Comptable" on 29th April 1999, officially approved by the ministerial order of 22nd June 1999.

At 31st December 2001, the share capital consisted of 676,062,160 shares, each with a par value of € 0.2.

The notes to the financial statements form an integral part of the annual financial statements. The commentary concerning the activities of subsidiaries and investments in non-consolidated companies is included at the beginning of this report. The figures concerning research are also given in this part of the report, as otherwise their significance would not be clear.

The results presented to you include the various types of income received for the concession of patent and brand exploitation rights and for technical assistance.

The patent royalties received from patents and trademarks are included in the *Other income* item, and those collected for technical assistance under sales in the *Sales* item.

A proportion of these amounts is taxed at a reduced rate, provided that such amounts are allocated to the *Special long-term capital gains reserve*.

€ millions	
The profit and loss accounts indicate a net profit of	875.3
compared with (in 2000)	602.8

The year-on-year change represents mainly variations in the following items:

€ millions	
dividend income from non-consolidated companies	+151.7
net provisions for impairment of investment	+53.8
net provisions for financial liabilities	+31.5
exceptional provisions for law suits and liabilities	-55.8
net divestments	+87.9
corporate income tax	-21.9

The 2001 net profit of € 875.3 million is calculated:

- after the reversal of the provision for investments set aside in 1996 for the financial year 1995 amounting to € 4.3 million, exempt from corporate tax on expiry of the legally stipulated period of 5 years,
- after raising a provision, by application of the Order of 21st October 1986, to cover employee profit-sharing,

- of a reserve for the benefit of employees of € 14.1 million provisioned in 2000 at € 14.3 million;
- and of a net charge to employee profit sharing provisions for 2001[1] of € 11.6 million;

- after raising a provision for investments, including the transfer made by the subsidiaries to the credit of L'Oréal S.A., by application of the derogatory profit-sharing agreement in an amount of € 8.1 million compared with € 6.6 million in 2001.

It is stipulated that the overall amount of expenses and charges falling under article 223-4 of the General Code of Taxation and the amount of tax applicable as a result of these expenses and charges are as follows:

€ millions	
Expenses and charges	5.5
Corresponding tax amount	2.0

(1) In accordance with regulations to prevent overlaps, the calculation of employee profit-sharing reserve of general partnerships is performed solely at the level of each company.

Proposed distribution of income

The Board of Directors recommends that the net dividend be increased from € 0.44 per share paid in 2001 to € 0.54 per share paid in 2002 for the financial year 2001, representing a rise of 22.73%. The dividend will be expressed and paid in euro[2].

The Annual General Meeting, on the recommendation of the Board of Directors, decides to allocate the income for 2001 amounting to € 875,273,738.96.

€	
to the *Special reserve of long-term net capital gains*	236,582,010.00
5% of the sums paid up, i.e. of the whole share capital, as first dividend	6,760,621.60
the balance amounting to	631,931,107.36
to which is added a deduction from *the Special reserve of long-term* net capital gains item amounting to	213,859,737.00
leaving an available balance of	845,790,844.36
an amount of will be allotted to shareholders as superdividend	358,312,944.80
an amount of will be used to pay withholding tax	39,000,000.00
the balance, that is will be allocated to the *Retained earnings account* or to *the Other* reserves account, in line with standard practice in the group.	448,477,899.56

The dividends corresponding to the shares held by the company at the time of payment will be allocated to the *Other reserves* account.

The dividends per share paid for the last three financial years (after the ten-for-one share split of July 2000) were as follows:

Year	Number of shares	Net dividend (in euro)	Tax already paid (Tax credit) (in euro)	Total (in euro)
1998	67,606,216	2.82	1.41	4.23
1999	67,606,216	3.40	1.70	5.10
2000	676,062,160	0.44	0.22	0.66

The Board of Directors proposes to set the dividend payment date at Tuesday, 4th June 2002.

(2) Situation of capital at 31st December 2001: 676,062,160 shares.

May 2002

L'ORÉAL

ERRATUM: PAGE 14 OF THE 2001 MANAGEMENT REPORT

On Page 14 of the Management Report, should read as follows:

It is stipulated that the overall amount of expenses and charges falling under article 223-4 of the General Code of Taxation and the amount of tax applicable as a result of these expenses and charges are as follows:

€ millions

Expenses and charges	0.3
Corresponding tax amount	0.1

Siège Administratif : CENTRE EUGENE SCHUELLER – 41 RUE MARTRE – 92117 CLICHY CEDEX – Tél. : 01.47.56.70.00
SIEGE SOCIAL : 14 RUE ROYALE – 75008 PARIS
S.A. AU CAPITAL DE 135 212 432 EURO – 632 012 100 R.C.S. PARIS – NAF 245 C – FR 10 632 012 100

Renewal of the authorisation given to the company to buy back its own shares

In May 2001, the Annual General Meeting authorised the Board of Directors to carry out stock market or other operations on the company's shares, in accordance with articles L. 225-209 et seq. of the French Commercial code. This authorisation has not been used. It is nevertheless proposed that it should be renewed for a further period of eighteen months, expiring in any case at the Annual General Meeting called in 2003 to review the financial statements for 2002.

This authorisation may be used in any of the following cases:

- to acquire shares to be remitted subsequently to third parties as payment for external growth operations, or to any subscribers of bonds which are redeemable in shares or exchangeable for shares, if a decision is taken to issue such bonds;
- to take advantage of any market opportunities that may arise;
- to stabilise the share price.

Any of its own shares held by the company may be sold on the market. They may also be cancelled for purposes of optimising earnings per share, in application of the fourteenth resolution of the Annual General Meeting of 1st June 1999.

Purchases must comply with the following conditions:

- the number of shares bought by the company may not exceed 6% of the number of shares forming the share capital (that is, at the present time, 40,563,729 shares);
- the purchase price per share may not be greater than € 120;
- in the event of resale, the selling price per share must not be less than € 60.

In the event of any operation affecting the company's share capital, the amounts indicated above will be arithmetically adjusted in the proportion required by the variation in the total number of shares determined by the operation.

In view of these limits, and under the hypothesis, which is at the moment unlikely, that the Board of Directors decided to use the whole of this acquisition possibility, and at the maximum price of € 120, the total amount would be € 4.87 billion.

Report of the Board of Directors to the Annual General Meeting of 29th May 2002 in its extraordinary capacity

Modification of the articles of association of L'Oréal S.A.

1) Harmonisation of the articles of association of L'Oréal S.A. with the Act no. 2001–420 on New Economic Regulations of 15th May 2001

- *Identification of shareholders*

Our articles of association, which stipulate that our company has the possibility to "make use of legal or statutory provisions in force enabling the identification of holders of securities which immediately or subsequently confer entitlement to voting rights in Shareholders Meetings", a provision which was implicitly related to the "TPI" survey, already enable us to make use of the new shareholder identification scheme set up by Act no. 2001–420 on New Economic Regulations.

We nevertheless propose in the interest of clarity to bring this provision of the articles of association into line with the text of the new article L. 228–2 of the French Commercial code.

- *Maximum number of Directors*

The maximum number of directors forming our Board of Directors is set by our articles of association at 15, which corresponds to the maximum number of directors before the entry into force of Act no. 94–126 of 11th February 1994 for the Board of Directors of a company whose securities are officially listed.

It is proposed that our articles of association should be brought into line with Act no. 2001–420 on New Economic Regulations, and stipulate a maximum number of directors set at 18.

- *Use of new telecommunication and videoconference means*

The Act no. 2001–420 on New Economic Regulations allows the use of new telecommunication and videoconference means both for meetings of the Board of Directors (article L. 225–37 of the French Commercial code) and for Annual General Meetings (article L. 225–107 II of the French Commercial code).

To enable directors for the purpose of Board Meetings and shareholders for the purpose of Annual General Meetings to take advantage of this new possibility, we propose that the articles concerned in the L'Oréal S.A. articles of association should be modified accordingly.

We also propose that a provision should be introduced into the articles of association enabling the Board of Directors to decide at the time of convening the Annual General Meeting that the said Meeting may be broadcast using new telecommunication or videoconference means.

• *Opting for combination or separation of the offices of Chairman and Chief Executive Officer*

The article L. 225-51-1 of the French Commercial code, in application of Act no. 2001-420 on New Economic Regulations, allows your Board of Directors to choose either to combine or separate the offices of Chairman and Chief Executive Officer, offices which until now have both been held by the same person in "Sociétés Anonymes" incorporated under French law.

In accordance with article 131 of Act no. 2001-420 on New Economic Regulations, we propose that the articles of association should be modified to introduce and organise this new power of the Board of Directors, and to determine the respective powers of the Board, its Chairman, the Chief Executive Officer and the Executive Vice-President(s) (if any).

It is proposed that the Board should make this choice each time the Chairman of the Board of Directors or the Chief Executive Officer is appointed or has his term of office renewed.

2) Other modifications of the articles of association

• *Legal form*

We propose that the article relating to the legal form of L'Oréal S.A. should be simplified, by removing references to previous provisions which governed its articles of association, which no longer correspond to a legal requirement, and which should in due form be systematically updated.

• *Application of the rule that two-thirds of the directors should be under 70 years old to the Chairman and the Chief Executive Officer – automatic resignation stipulated in article 8 effective at the end of the following Annual General Meeting*

We propose that the rule that two-thirds of directors must be under 70 years old should be simplified.

It is also proposed that it should be stipulated that the automatic resignation of the oldest director will take place at the end of the following Annual General Meeting, to enable the AGM to ensure that the statutory rule is complied with by the appointment of one or more directors.

• *Extension of double voting right to all foreign residents*

The double voting right is currently limited to shareholders who are nationals of a European Union country who can prove that their shares are fully paid up, and that they have been registered shareholders for at least two years.

We propose that the double voting right should be extended to all shareholders.

• *Renumbering of articles of association*

To take into account the various modifications of the articles of association, and in particular the insertion of a new article concerning the General Management, we propose that the articles of association should be renumbered.

If you wish to approve the financial statements presented and the proposals made, we would ask you to ratify by your vote the resolutions which, after the reading of the Statutory Auditors' reports, will be submitted to you.

The Board of Directors

List of offices and directorships held by corporate officers in 2001 (Article L. 225-102-1 of French Commercial code)

Lindsay Owen-Jones

Chairman and Chief Executive Officer

Other corporate offices and directorships held in 2001

France

L'Air Liquide S.A. . . . . Member of Supervisory Board
BNP Paribas S.A. . . . . Director
Gesparal S.A. . . . . Director
Lafarge S.A. . . . . Director
Sanofi-Synthélabo S.A. Director

Outside France

L'Oréal USA Inc., (United States). . . . Chairman & Director
L'Oréal U.K. Ltd, (United Kingdom). . . Chairman & Director
Galderma Pharma S.A., ... Director
(Switzerland)

Jean-Pierre Meyers

Director
Vice-Chairman
Audit Committee Member

Other corporate offices and directorships held in 2001

France

Gesparal S.A. . . . . Director
Téthys S.C.A. . . . . Member of Supervisory Board
Gespral S.A. . . . . Director

Outside France

Nestlé S.A., (Switzerland). . . . . Director

Other offices and directorships held

Fondation Bettencourt Schueller. . . . . Vice-Chairman of the Board
Fondation Ophtalmologique Adolphe de Rothschild . . . . Director

Liliane Bettencourt

Director
Management and Remuneration Committee Chairman

Other corporate offices and directorships held in 2001

France

Gesparal S.A. . . . . Vice-Chairman of the Board
Téthys S.C.A. . . . . Managing Director
Gespral S.A. . . . . Chairman of the Board
Eugène Schueller S.A.R.L.. . . . . Managing Director
Clymène S.A.S.U. . . . . Chairman

Other offices and directorships held

Fondation Bettencourt Schueller . . . . Chairman

Françoise Bettencourt Meyers

Director

Other corporate offices and directorships held in 2001

France

Gesparal S.A. . . . . Director
Téthys S.C.A. . . . . Member of Supervisory Board
Gespral S.A.. . . . . Director
Société Immobilière Sebor S.A.. . . . . Chairman of Supervisory Board

Other offices and directorships held

Fondation Bettencourt Schueller . . . . Director

Peter Brabeck-Letmathe

Director

Other corporate offices and directorships held in 2001

France

Gesparal S.A.. . . . . Director

Outside France

Nestlé S.A., (Switzerland) . . . . Vice-Chairman, Chief Executive Officer, Board Committee Member & Director

Crédit Suisse Group, (Switzerland) . . . . Vice-Chairman

Crédit Suisse, Zurich, (Switzerland). . . . . Vice-Chairman

Crédit Suisse First Boston, Zurich, (Switzerland) . . . . Vice-Chairman

Roche Holding, (Switzerland) . . . . Director

Uprona Canada Ltd, (Canada) . . . . Director

Winterthur Life, (Switzerland) . . . . Vice-Chairman

Winterthur Insurance Company, (Switzerland) . . . . Vice-Chairman

Francisco Castañer Basco

Director
Audit Committee Member

Other corporate offices and directorships held in 2001

France

Gesparal S.A.. . . . . Director

Outside France

Nestlé S.A., (Switzerland). Director, General Manager

Alcon Laboratories, Inc., (United States) . . . . Director

Alcon Universal S.A., (Switzerland) . . . . Director

Galderma Pharma S.A., (Switzerland) . . . . Chairman

Uprona Canada Ltd, (Canada) . . . . Director

François Dalle

Director

Other corporate offices and directorships held in 2001

France

Gesparal S.A. . . . . Vice-Chairman of the Board

Outside France

L'Oréal U.S.A., (United States) . . . . Director

Other offices and directorships held

Association Entreprise & Progrès . . . . . Chairman & Founder

Fondation Bettencourt Schueller . . . . Director

Institut de l'Entreprise . . . . Chairman & Founder

Institut International de l'Innovation et de la Prospective (Futuroscope de Poitiers) . . . . Chairman & Founder

Revue Humanisme et Entreprise . . . . Chairman

Rainer E. Gut

Director
Management and Remuneration Committee Member

Other corporate offices and directorships held in 2001

France

Gesparal S.A. . . . . . . Director, Vice-Chairman of the Board

Pechiney S.A. . . . . Director

Outside France

Crédit Suisse Group, (Switzerland) . . . . . Honorary Chairman

Nestlé S.A., (Switzerland) . . . . Chairman, Director & Board Committee Member

Sofina S.A., (Belgium) . . . . Director

Union Carbide Corp., (United States). . . . . Director

Uprona Canada Ltd, (Canada) . . . . Chairman, Managing Director, Director

Marc Ladreit de Lacharrière

Director

Other corporate offices and directorships held in 2001

France

Casino Guichard-Perrachon S.A. .... Member of Supervisory Board

Canal+ S.A. .... Director

Euris S.A. .... Permanent representative of Groupe Marc de Lacharrière

Fimalac S.A. .... Chairman & Chief Executive Officer

Fimalac Investissements S.A.. .... Director

Fimalac Participations société civile ..... Managing Director

Groupe Flo S.A. .... Member of Supervisory Board

Groupe Marc de Lacharrière S.C.A. .... Acting Partner

Lille Royale S.A. .... Director

Renault/Nissan .... Member of International Advisory Board

Sibmar Société Civile .... Managing Director

Outside France

Cassina, (Italy) .... Director

Engelhard – clal, (Spain). .... Director

Engelhard – clal, (Switzerland). .... Director

Fimalac, Inc., (United States). .... Chairman

Fitch, Inc., (United States) .... Chairman, Vice-Chairman of the International Advisory Board

Duff & Phelps, (United States) .... Chairman

Other offices and directorships held

Banque de France. .... Member of Consultative Council

Comité National des Conseillers du Commerce Extérieur de la France .... Honorary Chairman

Conseil Artistique des Musées Nationaux .... Member

Établissement Public du Musée du Louvre .... Director

Fondation Agir Contre l'Exclusion .... Vice-Chairman

Fondation Bettencourt Schueller..... Director & Treasurer

Fondation Nationale des Sciences Politiques .... Board Member

Olivier Lecerf

Director
Audit Committee Chairman

Other corporate offices and directorships held in 2001

France

Lafarge S.A. .... Honorary Chairman

S.C.I. Preteval .... Managing Director

Édouard de Royère

Director
Management and Remuneration Committee Member

Other corporate offices and directorships held in 2001

France

L'Air Liquide S.A. .... Honorary Chairman, Member of Supervisory Board

Groupe Danone S.A. .... Director

Fimalac S.A.. .... Director

Sodexho Alliance S.A. .... Director

Compagnie Générale des Établissements Michelin Michelin et Cie S.C.A. .... Member of Supervisory Board

Wanadoo S.A. .... Director

Outside France

Solvay, (Belgium) .... Director

Other offices and directorships held

Association Nationale des Sociétés par Actions (ANSA) .... Chairman

Michel Somnolet

Director, Executive Vice-President Administration and Finance

Other corporate offices and directorships held in 2001

France

Régéfi S.A. .... Chairman

Sanofi-Synthélabo S.A. .... Permanent representative of L'Oréal

Sparlys S.A. .... Chairman & Director

Chimex S.A. .... Permanent representative of L'Oréal

Jeanne Lanvin S.A. .... Permanent representative of L'Oréal

Lehoux et Jacque S.A. .... Permanent representative of L'Oréal

Parfums Guy Laroche S.A. .... Permanent representative of Régéfi

Outside France

Cobelsa Cosmeticos S.A. (Spain) .... Chairman & Director

Concept 3, (Hong Kong) .... Chairman & Director

Cosmétique Active España S.A., (Spain) .... Chairman & Director

Geral Inc., (United States) .... Chairman & Director

L'Oréal Division Productos de Lujo S.A., (Spain) .... Chairman & Director

L'Oréal España S.A., (Spain) .... Director

L'Oréal Division Productos Grán Público S.A., (Spain) .... Chairman & Director

L'Oréal Productos Profesionales S.A., (Spain) .... Chairman & Director

L'Oréal Maroc, (Morocco) .. Member of Supervisory Board

L'Oréal U.K. Ltd, (United Kingdom) .... Director

L'Oréal USA Inc., (United States) .... Director

Parmobel Ltd, (Cyprus) .... Director

Productora Albesa S.A., (Spain) .... Chairman & Director

Productos Capilares L'Oréal S.A., (Spain) .... Chairman & Director

Guy Landon

Director (until 29th May 2001)

Other corporate offices and directorships held in 2001

France

Arthenice S.N.C. .... General Partner

Bois Orcan S.C.I. .... Managing Director

Jeanne Lanvin S.A. .... Director

Société de Développement Artistique (SDA) S.N.C. .... Partner

Other offices and directorships held

Fondation Bettencourt Schueller .... Director

Centre Européen d'Éducation Permanente (Fontainebleau) .... Director

Draft resolutions submitted for approval to the Annual General Meeting on 29th May 2002

Draft resolutions within the authority of the Ordinary General Meeting

First Resolution
Approval of the 2001 financial statements

The Annual General Meeting (AGM), acting in accordance with the quorum and majority requirements for Ordinary General Meetings, and after hearing the Management report of the Board of Directors and the reports of the Statutory Auditors for 2001, approves these reports in their entirety, and approves the annual consolidated financial statements for 2001 as closed by the Board of Directors and presented to the AGM.

Second Resolution
Approval of the 2001 parent company financial statements and approval of all actions by the Board of Directors

The AGM, acting in accordance with the quorum and majority requirements for Ordinary General Meetings, and after hearing the Management report of the Board of Directors and the reports of the Statutory Auditors for 2001, approves these reports in their entirety, and approves the annual parent company financial statements indicating a net profit of € 875,273,738.96, compared with € 602,773,204.64 at 31st December 2000.

The AGM also approves various expenses and charges which are non-deductible from the taxable income, of which a report has been given.

It authorises the Board of Directors to commit expenses of this nature for the year 2002.

The AGM, acting in accordance with the quorum and majority requirements for Ordinary General Meetings, fully approves all the actions taken by the directors who have held office in 2001.

Third Resolution
Allocation of the company's income for 2001

The AGM, acting in accordance with the quorum and majority requirements for Ordinary General Meetings, on the proposal of the Board of Directors, decides to appropriate the income for 2001, amounting to € 875,273,738.96, as follows:

€	
no allocation to the legal reserve, which already represents one-tenth of the share capital	-
to the *Special reserve of long-term net capital gains*	236,582,010.00
5% of the fully paid up capital, i.e. the entire capital, as first dividend	6,760,621.60
the balance amounting to	631,931,107.36
to which is added a deduction from the *Special reserve of long-term net capital gains* item amounting to	213,859,737.00
leaving an available balance of	845,790,844.36
an amount of will be allotted to shareholders as superdividend	358,312,944.80
an amount of will be used to pay withholding tax	39,000,000.00
the balance, that is will be allocated to the *Other reserves* account	448,477,899.56

Fourth resolution
Declaration of the dividend for 2001

The AGM, acting in accordance with the quorum and majority requirements for Ordinary General Meetings, declares the net dividend to be paid for each share as follows:

€	
Dividend allocated for 2001	365,073,566.40
That is a dividend paid per share of	0.54
Tax already paid (tax credit)	0.27

The net dividend of € 365,073,566.40 will be paid to the 676,062,160 shares constituting the capital ranking from 1st january 2001, from the date set by the Board of Directors:

- for registered shares recorded on the company's share register, directly by Banque Nationale de Paris in its capacity as an authorised agent, depending on the mode of settlement indicated by the holders;
- for registered shares held in an administered account, and for bearer shares, by the authorised custodians to whom the management of these shares has been entrusted.

The AGM notes that the net dividends (in euro) paid for the last three years, and the corresponding tax credits, were as follows and relate to shares with a par value of FF 10 in 1998, € 2 in 1999 and € 0.20 in 2000:

Year	Number of shares	Net dividend in euro	Tax already paid (tax credit) in euro	Total in euro
1998	67,606,216	2.82	1.41	4.23
1999	67,606,216	3.40	1.70	5.10
2000	676,062,160	0.44	0.22	0.66

In the event that, when dividends are paid on shares, the company holds some of its own shares, in accordance with legal requirements the income corresponding to the unpaid dividends resulting from these shares will be allocated to the *Ordinary reserve* account.

Fifth Resolution
Agreements covered by article L. 225–40 of the French Commercial code

The AGM acknowledges that it has been presented with the findings of the report made by the Statutory Auditors on agreements covered by article L. 225–40 of the French Commercial code. Acting in accordance with the quorum and majority requirements for Ordinary General Meetings, the AGM approves the said agreements.

Sixth Resolution
Renewal of the tenure as director of Mr Lindsay Owen-Jones

The AGM, acting in accordance with the quorum and majority requirements for Ordinary General Meetings, and in accordance with the provisions of article 8 of the articles of association, renews the tenure as director of Mr Lindsay Owen-Jones for a statutory period of 4 years.

The tenure as director of Mr Lindsay Owen-Jones will expire at the end of the Ordinary General Meeting to be held in 2006 to review the financial statements of the year ending 31st December 2005.

Seventh Resolution
Renewal of the tenure as director of Mr Francisco Castañer Basco

The AGM, acting in accordance with the quorum and majority requirements for Ordinary General Meetings, and in accordance with the provisions of article 8 of the articles of association, renews the tenure as director of Mr Francisco Castañer Basco for a statutory period of 4 years.

The tenure as director of Mr Francisco Castañer Basco will expire at the end of the Ordinary General Meeting to be held in 2006 to review the financial statements of the year ending 31st December 2005.

Eighth Resolution
Renewal of the tenure as director of Mr Marc Ladreit de Lacharrière

The AGM, acting in accordance with the quorum and majority requirements for Ordinary General Meetings, and in accordance with the provisions of article 8 of the articles of association, renews the tenure as director of Mr Marc Ladreit de Lacharrière for a statutory period of 4 years.

The tenure as director of Mr Marc Ladreit de Lacharrière will expire at the end of the Ordinary General Meeting to be held in 2006 to review the financial statements of the year ending 31st December 2005.

Ninth Resolution
Renewal of the tenure as director of Mr Olivier Lecerf

The AGM, acting in accordance with the quorum and majority requirements for Ordinary General Meetings, and in accordance with the provisions of article 8 of the articles of association, renews the tenure as director of Mr Olivier Lecerf for a statutory period of 4 years.

The tenure as director of Mr Olivier Lecerf will expire at the end of the Ordinary General Meeting to be held in 2006 to review the financial statements of the year ending 31st December 2005.

Tenth Resolution
Renewal of the tenure as director of Mr Michel Somnolet

The AGM, acting in accordance with the quorum and majority requirements for Ordinary General Meetings, and in accordance with the provisions of article 8 of the articles of association, renews the tenure as director of Mr Michel Somnolet for a statutory period of 4 years.

The tenure as director of Mr Michel Somnolet will expire at the end of the Ordinary General Meeting to be held in 2006 to review the financial statements of the year ending 31st December 2005.

Eleventh Resolution
Appointment as director of Mr Jean-Louis Dumas

The AGM, acting in accordance with the quorum and majority requirements for Ordinary General Meetings, decides to appoint Mr Jean-Louis Dumas as director for a statutory period of 4 years, which will expire at the Ordinary General Meeting to be held in 2006 to review the financial statements of the year ending 31st December 2005.

Twelfth Resolution
Appointment as director of Mr Xavier Fontanet

The AGM, acting in accordance with the quorum and majority requirements for Ordinary General Meetings, decides to appoint Mr Xavier Fontanet as director for a statutory period of 4 years, which will expire at the Ordinary General Meeting to be held in 2006 to review the financial statements of the year ending 31st December 2005.

Thirteenth Resolution
Appointment as director of Mr Franck Riboud

The AGM, acting in accordance with the quorum and majority requirements for Ordinary General Meetings, decides to appoint Mr Franck Riboud as director for a statutory period of 4 years, which will expire at the Ordinary General Meeting to be held in 2006 to review the financial statements of the year ending 31st December 2005.

Fourteenth Resolution
Declaration of directors' fees

The AGM, acting in accordance with the quorum and majority requirements for Ordinary General Meetings:

- allocates to the Board of Directors as annual directors' fees a total maximum sum of € 810,000, until such time as it makes a new decision in this respect;
- agrees that the Board of Directors should determine the distribution and the payment date of the said directors' fees.

Fifteenth Resolution
Renewal of the authorisation given to the company to buy back its own shares

The AGM, acting in accordance with the quorum and majority requirements for Ordinary General Meetings, and having noted the report of the Board of Directors and the memorandum approved by the *Commission des Opérations de Bourse*, authorises the Board of Directors to trade in the company's shares on the stock exchange or otherwise, in accordance with the requirements of articles L. 225–209 et seq. of the French Commercial code, and subject to the following conditions:

- the purchase price per share may not be greater than € 120,
- the selling price per share may not be less than € 60,
- the number of shares to be bought by the company may not exceed 6% of the number of shares forming the capital, that is 40,563,729 shares for a maximum amount of € 4.87 billion.

In the event of any operations affecting the company's capital, particularly in the event of a capital increase by incorporation of reserves and allotment of bonus shares, and in the event either of a stock split or a reverse stock split, the amounts indicated above will be arithmetically adjusted in the proportion required by the variation in the total number of shares determined by the operation.

The operations carried out in application of this authorisation may take the form of transactions relating to blocks of shares or to derivatives.

This authorisation is intended to enable the company to use these shares for the following purposes:

- the purchase and holding of the shares acquired in order that they may be exchanged subsequently with third parties in connection with external growth operations, or with any subscribers of bonds which are redeemable in shares or exchangeable for shares, if the issue of such bonds was decided on by an Extraordinary General Meeting of the company;
- purchases and sales depending on market situations;
- stabilisation of the share price by systematic intervention to correct a market trend.

Any of its own shares held by the company may be cancelled by a reduction of capital up to the limits set by law, in application of the provisions of the fourteenth resolution of the General Meeting of Shareholders held on 1st June 1999.

This authorisation is granted for a maximum period of eighteen months, and in any case expires on the date of the Ordinary General Meeting called to review the financial statements of the year ending 31st December 2002.

The AGM confers to the Board of Directors all powers, with the possibility of delegation, to issue all stock market orders, conclude all agreements, establish all documents, particularly for information purposes, carry out all formalities and make all declarations to all organisations and in general to take all actions that are necessary.

Draft resolutions within the authority of the Extraordinary General Meeting

Sixteenth Resolution
Modification of articles of association

The AGM, acting in accordance with the quorum and majority requirements for Extraordinary General Meetings, and after noting the report of the Board of Directors, decides:

1) to modify articles 1, 7, 8, 9 and 10 of the articles of association currently in force and to introduce a new article 11 in order to bring the articles of association of L'Oréal S.A. into line with the provisions of French law no. 2001-420 of 15th May 2001, relating to New Economic Regulations, to apply the rule that two-thirds of directors must be under 70 years of age to the Chairman and the Chief Executive Officer, and to defer the automatic resignation stipulated in article 8 until the end of the following General Meeting.

The articles are now worded as follows:

Article one
Legal form

There exists, between the owners of the shares forming the share capital as indicated in article 6 below, and of all the shares that may be subsequently created, a "Société Anonyme" (the "company").

Article 7
Shares

The company is entitled, subject to the legal and statutory requirements in force, to ask at any time, in exchange for remuneration at its expense, the organisation in charge of clearing the securities to indicate, as the case may be, the name or company name, the nationality, the year of birth or year of incorporation and the address of holders of shares which immediately or ultimately confer on them a voting right in its own Shareholder Meetings, and the type of securities held by them, and if applicable the restrictions which may apply to the securities.

Any holder, whether direct or indirect, of a fraction of the company's share capital equal to 1%, or a multiple of this percentage lower than 5%, is required to inform the company within a period of fifteen days in the event that these thresholds have been passed in either direction.

If not disclosed in accordance with the conditions stipulated by law or by the articles of association, shares exceeding the fraction which should have been disclosed are deprived of voting rights at Shareholder Meetings, in accordance with the conditions stipulated in the French Commercial code, if during a Meeting the failure to disclose is noted, and if one or more shareholders together holding at least 5% of the share capital so request during the Meeting.

Securities may be transmitted freely inter vivos or by devolution on death.

For all Meetings, the voting right is held by the usufructuary.

All shares that compose or will compose the share capital will be placed on an equal footing with each other at all times as regards tax charges, so that the shares, without distinction, give entitlement to payment of the same net sum in any payment or reimbursement made for the duration of the company or on its liquidation. This will apply in particular to all tax deductions, even if the tax base and the amount are not the same for all shares; in this case, the deduction must be applied to all shares without distinction for the same amount.

Whenever it is necessary to own several shares in order to exercise any right, single shares or a number of shares below the required number give no rights to their owners against the company, as shareholders should in this case make it their business to group together the necessary number of shares.

Article 8
Board of Directors

The company is administered by a Board of Directors consisting of at least three members and at most eighteen members; no more than two-thirds of the Board members must be over 70 years of age.

The term of office of each director is 4 years.

If the number of directors of over 70 years of age is greater than one-third of the directors in office, the oldest director is automatically deemed to have resigned; his tenure will expire at the end of the next Ordinary General Meeting, unless the said Meeting appoints one or more directors, so that the requirement stipulated above is met.

If the number of directors on the Board is equal to the maximum stipulated by law or by the articles of association, the limit on the number of directors aged over 70 will be determined after the replacement of the director(s) deemed to have resigned, and they must be replaced within a period of three months from the date of resignation.

Each director must own five shares in the company.

Article 9
Deliberations of the Board of Directors

§ 1 – The Board of Directors appoints from amongst its members a Chairman, who is a natural person, who may be elected for the whole period of his tenure as director, and who may be re-elected indefinitely, subject to the application of the cases of tenure termination stipulated by the French Commercial code and the application of the age limit set below.

The Chairman must be no more than 65 years old. He must cease to carry out his duties at the end of the Ordinary General Meeting to be held to review the financial statements of the year in which he reaches his 65th birthday.

However, the Board may renew or extend his tenure for one or two periods of a maximum of three years each, with the final date for cessation of duties being in all cases the end of the Ordinary General Meeting to be held to review the financial statements of the year in which he reaches his 71st birthday.

The Board may also designate a Secretary, who is not necessarily a director or a shareholder.

§ 2 – The Board of Directors meets when convened by its Chairman as often as this is deemed necessary in the interest of the company.

Board meetings are held either at the registered office or at any other place indicated by the author(s) of the notice to attend.

Notices to attend Meetings may be issued by any means and may even be issued verbally.

In accordance with legal and statutory provisions and subject to the limitations stipulated by these provisions, directors participating in Board meetings by means of videoconference facilities are deemed to be present for the purpose of quorum and majority calculations.

Sessions are held under the chairmanship of the Chairman of the Board of Directors. If the Chairman is absent, the session is directed by the director specially elected for this purpose by the Board members present at the meeting; if the votes are equal for this election, the session is chaired by the oldest of the candidates.

Article10
Powers of the Board of Directors and of the Chairman

§ 1 – The Board of Directors determines the directions towards which the company's operations must be aimed, and ensures that these directions are followed.

Subject to the powers expressly allocated to the Shareholder Meetings and within the limitations of the object of the company, the Board deals with all questions relating to the satisfactory operation of the company and by its deliberations settles issues relating to the company.

The Board of Directors carries out the controls and verifications it deems appropriate.

Each Director must receive the necessary information to enable him to carry out his duties, and may request the communication of all documents he considers to be useful.

The Board constitutes the Bureau of the Board of Directors.

§ 2 – The Chairman of the Board of Directors represents the Board of Directors. He organises and directs the deliberations of the Board, reports on these deliberations to the General Meeting and implements its decisions. He ensures that the various agencies of the company are operating satisfactorily, and that directors are in a position to carry out their duties.

Article 11
General management

§ 1 – In accordance with legal provisions, the General Management of the company is assumed, under its responsibility, either by the Chairman of the Board of Directors, or by another natural person appointed by the Board of Directors and bearing the title of Chief Executive Officer.

The choice between these two modes of exercising General Management is made by the Board of Directors each time a Chairman of the Board of Directors or a Chief Executive Officer is appointed or has his tenure renewed. The Board of Directors must inform shareholders and third parties of this choice in accordance with the statutory provisions.

The choice of the Board of Directors concerning the mode of exercise of the General Management is made on the basis of a majority vote of the directors present or represented.

Changing the mode of exercise of the General Management does not involve a modification of the articles of association.

§ 2 – Depending on the choice made by the Board of Directors in accordance with the provisions of § 1 above, the General Management is carried out either by the Chairman, or by a natural person, appointed by the Board of Directors and bearing the title of Chief Executive Officer.

§ 3 – The Chief Executive Officer is granted the most extensive powers to act in all circumstances on behalf of the company. He exercises these powers within the limitations of the object of the company, and subject to the powers expressly granted by law to Shareholder Meetings.

The Chief Executive Officer represents the company in its relations with third parties. The company is bound even by actions of the Chief Executive Officer which are outside the object of the company, unless the company can prove that the third party was aware that the action was outside the object of the company, or that the third party could not be unaware of this in view of the circumstances, it being stated however that the mere publication of the articles of association does not constitute such proof.

§ 4 – On the proposal of the Chief Executive Officer, whether this office is assumed by the Chairman of the Board of Directors or by another person, the Board of Directors may appoint one or more natural persons in charge of assisting the Chief Executive Officer, with the title of Deputy Chief Executive Officer.

In agreement with the Chief Executive Officer, the Board of Directors determines the extent and duration of the powers granted to the Deputy Chief Executive Officers.

2) that following the insertion of a new article 11, the articles previously numbered as articles 11, 12, 13, 14 and 15 are now numbered as articles 12, 13, 14, 15 and 16 of the articles of association of L'Oréal;

3) to modify the new article 12 to bring it into line with French law no. 2001–420 of 15th May 2001, relating to the New Economic Regulations, and to extend the benefit of double voting rights to all non-French residents;

Its wording is now as follows:

Article 12
General rules

The shareholders gather each year at the Ordinary General Meeting to be held within six months of the end of the fiscal year.

The Ordinary General Meeting may furthermore be convened in extraordinary circumstances.

The Extraordinary General Meeting is convened when it is necessary to modify the articles of association.

All Meetings are held either at the registered office, or at any other place in the same administrative department, or at the administrative headquarters in Clichy (Hauts-de-Seine, France), 41, rue Martre, on the day and time, and in the place indicated in the notice to attend.

Notices to attend are issued by an announcement inserted both in one of the publications authorised to carry legal announcements in the administrative department of the registered office and in the *Bulletin des Annonces Légales Obligatoires* (B.A.L.O.), with prior notification to the *Commission des Opérations de Bourse* (C.O.B.).

If the Board of Directors so decides when the Meeting is called, public coverage of the whole of the Meeting by videoconference or by any other telecommunication or remote transmission means including the Internet is authorised. If this decision is taken, it is communicated in the meeting notice published in the *Bulletin des Annonces Légales Obligatoires* (B.A.L.O.).

Shareholders holding registered shares are given notice to attend by a letter sent by post, which is registered if they so request and if they advance the corresponding cost.

Shareholders may vote by mail in accordance with the conditions stipulated by law; shareholders who use the official form for this purpose within the required time period are placed on an equal footing with shareholders present or represented.

If the Board of Directors so decides when the Meeting is called, any shareholder may take part in the Meeting by videoconference or by any other telecommunication or remote transmission means including the Internet, in the conditions stipulated by the applicable regulations at the time it is used. If this decision is taken, it is communicated in the meeting notice published in the *Bulletin des Annonces Légales Obligatoires* (B.A.L.O.).

The right to take part in the Meetings is conditional on holders of registered shares being shareholders of record at least five days before the Meeting, and on holders of bearer shares submitting at least five days before the Meeting, at the places indicated in the notice to attend, a certificate from an authorised custodian, stipulating that the bearer shares will remain in a blocked account up to the date of the Meeting.

The General Meeting is chaired by the Chairman of the Board of Directors, or by a director delegated for this purpose by the Board of Directors, if the notice to attend is issued by the Board, or failing this by a person designated by the General Meeting.

A register of attendance is kept to which are appended as annexes the powers granted to the proxies, and the forms, if any, for voting by mail.

Each member of the Meeting has as many votes as the number of shares he owns or represents without limitation. The proxy of a shareholder can cast the votes of the shareholder he represents in the same conditions.

However, a double voting right is conferred on all paid-up shares registered for at least two years in the name of the same shareholder.

Furthermore, in the event of a capital increase by capitalisation of reserves, profits or issue premiums, a double voting right will be conferred, immediately on issue on registered shares allocated as a bonus to a shareholder because of existing shares for which the shareholder is entitled to the same right.

The double voting right is terminated as of right for any share having been converted into a bearer share or transferred. The new owner recovers the double voting right only once the share has been registered in the new shareholder's name for two years. However, the time period is not interrupted, and the acquired right is maintained when the transfer is from a registered owner to a registered owner as a result of a succession to an intestate estate or a testamentary succession, of division of community of property between spouses, of donation inter vivos benefitting a spouse or a person with a degree of relationship which entitles to inherit.

The regularly constituted General Meeting represents the shareholders in their entirety; its deliberations, carried out in accordance with legal requirements and with the articles of association, are binding on all the shareholders, even if shareholders are absent, dissenting or incapacitated.

Seventeenth Resolution
Powers for formalities

The General Meeting gives all powers to a bearer of a copy or extract of this report to carry out all legal or administrative formalities, and to carry out all registrations and announcements stipulated by the laws in force.

Table of investments
(Main change including shareholding threshold changes)

€ thousands	Situation at 31.12.2000		Acquisitions		Subscriptions		Sales		Situation at 31.12.2001	
Head	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Cash Edi	2,539.8	49.00					2,539.8	49.00		
Interedi	122.7	39.20					122.7	39.20		
Marie Claire Album	1,398.9	48.98	0.2				1,399.1	48.98		
Exclusive Signatures International					9.9	99.00			9.9	99.00
Jeanne Lanvin	180,725.7	100.00	0.3		14,482.7		195,208.7	100.00		
Maybelline Bvi Asia	2,864.8	100.00					2,864.8	100.00		
Maybelline Hong Kong	1,935.7	100.00					1,935.7	100.00		
Nihon L'Oréal KK	106,624.3	92.92	36,024.9	1.18	69,361.5	3.92			212,010.7	98.02
L'Oréal Indonesia					2,316.9	99.00	11.9		2,305.0	99.00
L'Oréal China					37,482.1	100.00			37,482.1	100.00
	296,211.9		36,025.4		123,653.0		204,082.7		251,807.7	

5-year financial summary

L'Oréal S.A. (excluding subsidiaries)

€ millions (except for earnings per share, EPS, in euro)	2001	2000	1999	1998	1997
I. Financial position at end of financial year					
a) Share capital	135.2	135.2	135.2	103.1	103.1
b) Number of shares and investment certificates issued	676,062,160	676,062,160[1]	67,606,216	67,606,216	67,606,216
c) Number of convertible bonds	0	0	0	0	0
II. Overall result of operations					
a) Net sales	1,481.8	1,269.7	1,148.0	1,083.5	971.2
b) Pre-tax profit before depreciation, provisions and reversals of provisions (including provision for investment and profit-sharing provision)	1,064.5	808.3	727.3	663.6	459.5
c) Corporate tax	81.1	59.2	57.1	48.3	34.6
d) Net profit	875.3	602.8	494.2	549.0	589.1
e) Amount of profits distributed	365.1	297.5	229.9	190.7	164.9
III. Result of operations per share or investment certificate					
a) Profit after tax and profit-sharing, but before depreciation and provisions	1.44	1.09	9.77	8.94	6.15
b) Net profit	1.29	0.89	7.31	8.12	8.71
c) Dividend paid on each share and investment certificate (not including tax credit)	0.54	0.44	3.40	2.82[2]	2.44[2]
IV. Personnel					
a) Number of employees	5,397	5,135	4,708	4,595	4,414
b) Total salaries	282.1	251.3	229.7	218.1	206.5
c) Amount paid for welfare benefits (Social security, provident schemes, etc.)	110.1	100.0	89.4	84.9	78.9

(1) The share capital comprises 676,062,160 shares with a par value of € 0.2, following the ten-for-one share split decided on by the Extraordinary General Meeting of 30th May 2000.
(2) The dividend was FF 16 and FF 18.5 respectively in 1997 and 1998.

Comparative balance sheets

€ millions

Assets (net values)	31.12.2001	31.12.2000	31.12.1999
Intangible assets (note 1)	377.8	280.0	158.9
Tangible assets (note 2)	183.2	176.0	177.2
Financial assets (note 4)	5,580.8	5,714.8	4,607.9
Fixed assets	**6,141.8**	**6,170.8**	**4,944.0**
Stocks (note 6)	38.6	43.6	35.4
Advances and part payments	5.4	4.8	4.5
Trade debtors (note 9)	255.8	227.9	226.1
Other current assets (note 9)	261.7	102.7	74.7
Short-term investments (note 7)	1,269.5	947.8	471.0
Cash and short-term funds	130.8	149.9	189.1
Current assets	**1,961.8**	**1,476.7**	**1,000.8**
Prepayments and accrued income (note 8)	**24.9**	**35.3**	**23.7**
Unrealised conversion losses (note 14)	**5.8**	**10.2**	**12.1**
TOTAL ASSETS	**8,134.3**	**7,693.0**	**5,980.6**

€ millions

Liabilities	31.12.2001	31.12.2000	31.12.1999
Share capital	135.2	135.2	135.2
Share premium account	953.4	953.4	953.4
Reserves and retained earnings	3,348.5	3,063.4	2,806.2
Net profit for the year	875.3	602.8	494.2
Regulatory provisions	43.2	37.5	36.2
Shareholders' equity (note 10)	**5,355.6**	**4,792.3**	**4,425.2**
Provisions for liabilities and charges (note 11)	**263.4**	**198.0**	**135.1**
Loans and debts (note 12)	1,992.4	2,254.6	1,013.1
Trade creditors (note 13)	237.3	180.6	172.9
Other current liabilities (note 13)	282.2	255.9	224.2
Other liabilities	**2,511.9**	**2,691.1**	**1,410.2**
Unrealised conversion gains (note 14)	**3.4**	**11.6**	**10.1**
TOTAL LIABILITIES	**8,134.3**	**7,693.0**	**5,980.6**

Comparative tables of profit and loss accounts

€ millions

	31.12.2001	31.12.2000	31.12.1999
Revenue	**1,591.2**	**1,398.1**	**1,279.4**
Net sales (note 16)	1,481.8	1,269.7	1,148.0
Reversals of provisions and transfers of charges	30.5	30.0	22.7
Other revenue (note 17)	78.9	98.4	108.7
Expenses	**-1,518.5**	**-1,323.7**	**-1,186.0**
Purchase of consumables and change in stocks	-214.7	-201.4	-179.5
Other purchases and external charges	-750.3	-613.0	-554.1
Taxes other than on income	-37.3	-32.6	-31.0
Personnel costs (note 18)	-392.1	-351.4	-319.0
Charges to depreciation and provisions (note 19)	-73.5	-72.4	-61.1
Other charges	-50.6	-52.9	-41.3
Operating profit	**72.7**	**74.4**	**93.4**
Company's interest in results of joint ventures	**0.6**	**0.6**	**0.7**
Net financial income	855.7	703.9	602.3
Charges to/(reversals of) provisions and transfers of charges	60.3	-29.8	-123.6
Exchange gains or losses	5.2	-18.4	-13.7
Net financial income (note 20)	**921.2**	**655.7**	**465.0**
Pre-tax profit	**994.5**	**730.7**	**559.1**
Exceptional income/(loss) (note 21)	**-26.5**	**-54.5**	**2.1**
Employee profit-sharing	-11.6	-14.2	-9.8
Corporate income tax (note 22)	-81.1	-59.2	-57.2
Net profit	**875.3**	**602.8**	**494.2**

Notes to L'Oréal S.A. financial statements

The notes form an integral part of the financial statements.

Accounting principles

The financial statements are presented in millions of euro; the figures in the tables of subsidiaries and holdings are expressed in thousands of euro.

The annual financial statements have been prepared in accordance with the accounting principles specified by the applicable regulations in France.

The items recorded in the financial statements are valued at historical cost except for fixed assets revalued in accordance with legal requirements.

Intangible assets

Intangible assets are recorded in the balance sheet at historical cost.

Trademarks acquired are valued using a set of criteria including reputation and future contribution to profit.

Trademarks and business value are not amortised; their value is assessed annually.

Patents are amortised over 5 years. Initial trademark registration costs are amortised over a period of 10 years.

Software whose value is material is amortised by the straight-line method over 5 years and give rise to an accelerated capital allowance using the reducing-balance method over 12 months.

Other intangible assets are amortised over periods not exceeding 20 years.

Tangible assets

Tangible assets are recorded in the balance sheet at historical cost.

The amortisation periods are as follows:

Buildings	20/50 years
Installations, fittings	10 years
Plant and equipment	10 years
Other tangible assets	3/10 years

Depreciation, whether calculated using the straight-line or reducing-balance method, is equivalent to economic depreciation. Plant and equipment are depreciated by the straight-line method over 10 years, with the rest being considered as an accelerated capital allowance.

Financial assets

Investments and advances
These items are recorded in the balance sheet at historical cost excluding incidental expenses.

Their value is assessed annually with reference to their fair value, which is based in particular on the profitability of the subsidiary concerned, and the proportion of shareholders' equity that is held. If the fair value falls below the cost, a provision is made.

Other financial assets
Loans and other debts are valued at their nominal value. Loans and other debts denominated in foreign currencies are converted at the exchange rate ruling at the end of the financial year. If necessary, provisions are made for these items to reduce them to their fair value at the end of the financial year.

At the end of the financial year, the other long-term investments are compared with their probable trading value, and depreciated if necessary.

Stocks

Stocks are valued using the weighted average cost method.

Provision is made for depreciation of obsolete and slow-moving stocks on the basis of actual and forecast sales.

Trade and other debtors

Trade and other debtors are recorded in the balance-sheet at their nominal value. Where appropriate, provision is made for debts based on an assessment of the risk of non-recovery.

Short-term investments

These investments are stated at cost, and valued at the end of the financial year at their probable trading value.

Own shares held are specifically allocated to employee share option plans, and are therefore recorded as short-term investments.

If the exercise price of options is below the purchase cost, a corresponding depreciation is recorded. The same method is used if there is a lasting drop in the share price.

Provisions for liabilities and charges

Provisions of this type are made in the event of probable outflows of resources for the benefit of third parties, for which the company receives no return. They are set up mainly to cover industrial and commercial risks and litigation (legal action, product returns) and fiscal and social risks.

They are estimated on the basis of the most probable hypotheses, or by statistical methods, depending on the type of provisions.

Accounting for foreign currency transactions and hedging exchange rate risk

It is the group's policy not to take up any speculative positions.

All debtor and creditor balances denominated in foreign currencies are converted using exchange rates ruling at the end of the financial year.

Exchange rate hedging instruments are negotiated to hedge commercial transactions recorded in the balance sheet or future transactions deemed to be highly probable. The losses and gains generated by these instruments are recorded symmetrically in relation to the items hedged.

Variations in the market value of hedging instruments are recorded in the balance sheet under *Conversion adjustments*. Provision is raised if the sum of the conversion adjustments shows a potential exchange loss based on the overall exchange position for all currencies.

Operating transactions planned for the next financial year are already covered by hedges, whose impact will be recorded during the same accounting period as the transactions covered.

Employee retirement obligation and related benefits

L'Oréal S.A. has a policy of funding retirement and early retirement obligation and related benefits for employees and retired employees based on legislation and custom. Corporate officers are regarded as employees for all additional benefits relating to their remuneration, and are therefore covered by the same employee benefits.

In France, in 1988, partial external financial hedging was set up in order to gradually build up a fund through the premiums paid. The premiums are included in the charges for the financial year under *Other purchases and external charges* and amounted in 2001 to € 28.5 million.

The related obligations are calculated using an actuarial allocation method on a final-pay basis, assuming a discount rate of 6% (including inflation).

These unfunded commitments are recorded as an off-balance sheet contingent liability, and thus remain outside the balance sheet.

Sales

This amount consists of sales of goods and services. It is presented net of discounts and rebates granted.

Advertising and public relations expenses

Expenses incurred to advertise and promote products to customers or consumers are recorded as charges in the year during which the advertisement or promotion takes place.

Research and Development expenditures

Research and Development expenditures are recorded as operating expenses as they are incurred.

Corporate income tax

The company has opted to carry out a tax grouping. In 2001, 22 French subsidiaries were included in the scope of the tax grouping. These subsidiaries do not record any corporate income tax charge in their financial statements, as the whole corporate income tax charge of the consolidated group is recorded in the financial statements of L'Oréal S.A.

Consolidation

The financial statements of L'Oréal S.A. are consolidated by the full consolidation method in the financial statements of Gesparal.

Notes to the balance sheet and off-balance sheet items

Intangible assets (note 1)

€ millions	2000	Increase Acquisition	Decrease Sale	2001
Patents and trademarks	278.4	99.8	54.4	323.8
Business value	5.6	-	0.3	5.3
Other	24.6	66.6	-	91.2
Customer prepayments	0.1	0.1	0.1	0.1
Gross value	**308.7**	**166.5**	**54.8**	**420.4**
Patents and trademarks	21.8	3.0	-	24.8
Business value	0.3	-	-	0.3
Other	6.6	10,9	-	17.5
Depreciation	**28.7**	**13.9**	**-**	**42.6**
Net book value	**280.0**	**152.6**	**54.8**	**377.8**

The acquisitions in 2001 consisted mainly of the purchase of the Kiehl's, Shu Uemura and Biomedic trademarks, and the allocation to the items concerned of the current intangible assets at 31st December 2000.

Tangible assets (note 2)

€ millions	2000	Increase Acquisition	Decrease Sale	2001
Land	15.0	1.0	-	16.0
Buildings	104.4	-	0.2	104.2
Installations, fittings	165.0	18.4	1.9	181.5
Plant and equipment	100.1	9.2	1.8	107.5
Other tangible assets	62.2	6.6	5.0	63.8
Property under development	11.9	20.8	16.9	15.8
Supplier prepayments	1.0	0.4	-	1.4
Gross value	**459.6**	**56.4**	**25.8**	**490.2**
Buildings	53.2	3.9	0.2	56.9
Installations, fittings	108.1	12.4	1.8	118.7
Plant and equipment	74.6	8.7	1.7	81.6
Other tangible assets	47.7	6.8	4.7	49.8
Depreciation	**283.6**	**31.8**	**8.4**	**307.0**
Net book value	**176.0**	**24.6**	**17.4**	**183.2**

The annual straight-line depreciation amounted to € 18.2 million.
The annual reducing-balance depreciation amounted to € 13.6 million.

Leased fixed assets (note 3)

€ millions	Leased fixed assets				Balance sheet including leased fixed assets		
	Historical	Charge to depreciation[2]		Net	Gross	Depreciation	Net
Balance sheet items	cost[1]	For year	Aggregate	value	value		value
Buildings and land	126.6	4.8[3]	46.9	79.7	428.3	222.5	205.8
Plant and equipment	0.1	-	0.1	-	107.6	81.7	25.9
Total	**126.7**	**4.8**	**47.0**	**79.7**	**535.9**	**304.2**	**231.7**

(1) Value of items at the time the contracts were signed.
(2) Charge to depreciation and aggregate charges to depreciation which would have been recorded had these goods been purchased.
(3) Depreciation method used: 5% to 2% straight-line.

€ millions	Finance lease commitments						
	Instalments paid		Instalments not yet paid				Residual
Balance sheet items	For year	Aggregate	Less than 1 year	1 year to 5 years	Over 5 years	Total to be paid	purchase price[1]
Buildings and land	13.4	149.1	13.6	46.3	32.6	92.5	-
Plant and equipment	-	0.1	-	-	-	-	-
Total	**13.4**	**149.2**	**13.6**	**46.3**	**32.6**	**92.5**	**-**

(1) In accordance with contract.

Financial assets (note 4)

€ millions	2000	Increase Acquisition Subscription	Decrease Sale	2001
Investments in non-consolidated companies	5,269.4	356.7	207.3	5,418.8
Loans and other debts	637.6	1,368.5	1,677.1	329.0
Other	13.2	0.6	0.1	13.7
Gross value	**5,920.2**	**1,725.8**	**1,884.5**	**5,761.5**
Investments in non-consolidated companies	197.0	67.5	90.0	174.5
Loans and other debts	3.5	-	2.3	1.2
Other	4.9	0.1	-	5.0
Provision for depreciation	**205.4**	**67.6**	**92.3**	**180.7**
Net book value	**5,714.8**	**1,658.2**	**1,792.2**	**5,580.8**

The table of subsidiaries and holdings is presented at the end of the notes to the financial statements.

Transactions with related companies (note 5)

€ millions	
Financial assets	5,538.5
Trade debtors	121.4
Other debtors	168.8
Loans	47.6
Trade creditors	54.1
Other creditors	99.5
Financial expense	7.3
Financial income	955.4

Stocks (note 6)

The gross value of stocks amounted to € 44.7 million and mainly consisted of merchandise in an amount of € 36.1 million. Provisions for depreciation amounted to € 6.1 million, of which € 5.6 million related to stocks of goods.

Short-term investments (note 7)

This item comprises:

€ millions	2001	2000
L'Oréal shares	1,280.8	954.2
Financial instruments	-	2.7
Stock option premiums	2.3	5.3
Gross value	**1,283.1**	**962.2**
L'Oréal shares	13.6	14.4
Financial instruments	-	-
Stock option premiums	-	-
Provision for depreciation	**13.6**	**14.4**
Net book value	**1,269.5**	**947.8**

In 2001, 4,425,000 L'Oréal shares were purchased, and 883,600 share options were exercised.

The difference between the price paid for these shares and the exercise price of the options is covered by a provision for depreciation whose balance at 31st December 2000 amounted to € 13.6 million, relating to options granted before 1st January 2000.

At 31st December 2001, the market value of the 20,636,900 own shares held amounted to € 1,618.6 million based on the average price in December and to € 1,669.5 million at the closing price in December 2001.

Prepayments and accrued income (note 8)

€ millions	2001	2000
Prepaid expenses	18.2	25.7
Deferred charges	6.7	9.6
Total	**24.9**	**35.3**

The deferred charges consist mainly of:

- compensation paid to agents, which are spread over 5 years (€ 3.8 million);
- compensation paid under the licence contract, which are spread over the contract period (€ 2 million);
- perpetual loan issue costs (€ 0.9 million).

Statement of debtors and creditors (note 9)

€ millions	Due within 1 year	Due beyond 1 year	Gross	Depreciation	Net
Fixed assets					
Loans and other debtors	163.3	165.7	329.0	1.2	327.8
Other financial assets	-	7.9	7.9	4.7	3.2
Current assets					
Trade and other debtors	263.2	-	263.2	7.4	255.8
Fiscal & social debtors	47.3	-	47.3	-	47.3
Group & associates	168.8	-	168.8	-	168.8
Other debtors	46.1	-	46.1	0.5	45.6
Other current assets	262.2	-	262.2	0.5	261.7
Prepaid expenses	**18.2**	**-**	**18.2**	**-**	**18.2**

The other debtors amounted to € 40.2 million and consisted mainly of income to be received in an amount of € 30.2 million.

Shareholders' equity (note 10)

At 31st December 2001, the share capital of € 135,212,432 comprised 676,062,160 shares with a par value of € 0.2.

The variation in shareholders' equity is as follows:

€ millions	Share capital	Share premium account	1976 fair value adjustment	Reserves	Profit for year	Regulatory provisions	Total
Balance at 31st December 2000 before appropriation of profit	**135.2**	**953.4**	**46.0**	**3,017.4**	**602.8**	**37.5**	**4,792.3**
Appropriation of 2000 profit	-	-	-	444.0	-444.0[1]	-	-
Dividends paid for 2000	-	-	-	-130.7	-158.8	-	-289.5
Withholding tax	-	-	-	-28.2	-	-	-28.2
Profit for 2001	-	-	-	-	875.3	-	875.3
Other variations during period	-	-	-	-	-	5.7	5.7
Balance at 31st December 2001 before appropriation of profit	**135.2**	**953.4**	**46.0**	**3,302.5**	**875.3**	**43.2**	**5,355.6**

(1) Including an amount of € 8 million corresponding to dividends not paid, a consequence of L'Oréal's retaining some of its own shares.

The regulatory provisions consist mainly of the provision for investment that amounted to € 32.5 million at 31st December 2001. In 2001, a charge of € 8.1 million was made to the provision for investment as employee profit-sharing for 2000. This provision includes the transfer to the company of some of the provisions set aside by our subsidiaries under a group agreement. There was a corresponding reversal of the provision of € 4.3 million set aside in 1995.

Accelerated capital allowances at 31st December 2001 amounted to € 10.5 million.

Provisions for liabilities and charges (note 11)

€ millions	2000	Increase	Reversal	2001
Provisions for litigation	47.9	1.0	1.9	47.0
Provision for exchange losses	4.1	1.5	4.1	1.5
Provision for charges	55.7	29.8	51.0	34.5
Other provisions for liabilities[2]	90.3	123.0	32.9	180.4
Total	**198.0**	**155.3**	**89.9**	**263.4**

(2) This item includes provisions for tax liabilities, and for industrial and commercial risks relating to operations (breach of contract, product returns) and for welfare liabilities.

Movements relating to provisions for liabilities and charges are primarily related to financial income (see note 20) and exceptional income (see note 21).

Loans and debts (note 12)

Total loans and debts consist of the following:

By type

€ millions	2001	2000
Debenture loans	n/s	n/s
Loans from and debt due to financial institutions	786.7	579.8
Other loans and debt	1,201.2	1,669.3
Bank loans	4.5	5.5
Total	**1,992.4**	**2,254.6**

The company has set up a commercial paper programme for a maximum amount of € 1,600 million.

The following main variations (€ millions) were recorded during the year:

- Loans subscribed +1,419.3
- Loans repaid -1,679.8

At 31st December 2001, the perpetual loan subscribed by L'Oréal S.A. in 1992 is recorded in the financial statements under the *Loans and other debts item* in an amount of € 91.4 million, including interest receivable but not yet due in an amount of € 4 million. It generated a total interest expense for the year of € 8.8 million.

By maturity

€ millions	2001	2000
Due within 1 year	1,197.7	1,696.7
Due in 1-5 years	651.8	212.0
Due beyond 5 years	142.9	345.9
Total	**1,992.4**	**2,254.6**

Statement of debtors (note 13)

€ millions	Total	Due within 1 year	Due beyond 1 year
Trade creditors	**237.3**	**237.3**	
Tax and welfare debts	114.0	114.0	
Fixed asset debts	36.3	24.3	12.0
Group and associates	99.2	99.2	
Other debts	32.7	32.7	
Other current liabilities	**282.2**	**270.2**	**12.0**

There is no debt maturing beyond 5 years.

Other trade creditors amounted to € 119.5 million.

Other tax and welfare debts amounted to € 67 million and mainly consisted of the provision for employee profit-sharing (€ 11.8 million) and the provision for incentives (€ 32.3 million).

Other debts amounted to € 24.7 million.

Conversion adjustments (note 14)

Debtor and creditor balances denominated in foreign currencies at the exchange rates ruling at 31st December 2001 resulted in the recording of the following conversion adjustments:

€ millions	Assets	Liabilities
Financial debts	1.5	0.7
Trade debtors	0.6	0.4
Debts	0.4	2.1
Suppliers	1.7	0.2
Financial instruments	1.6	-
Total	**5.8**	**3.4**

The overall foreign exchange position at 31st December 2001 was as follows:

€ millions	Overall foreign exchange position
Australian dollar	0.2
Japanese yen	-1.4
U.S. dollar	-0.1
Other currencies hedged	n/s
Currencies not hedged	-0.2
Total	**-1.5**

A provision of due amount is made for the potential loss calculated on the basis of the overall foreign exchange position.

At 31st December 2001, the following exchange rate risk hedges were in place:

€ millions	Hedge amount at fiscal year-end (off-balance sheet)
Net forward sales	
Australian dollar	12.4
Canadian dollar	20.5
Swiss franc	19.6
Chinese yuan	3.4
Czech koruna	0.8
Danish krone	10.3
Pound sterling	26.1
Hungarian forint	1.0
Argentinian new peso	30.8
Norwegian krone	4.6
New Zealand dollar	1.4
Polish zloty	3.8
Swedish krona	3.8
U.S. dollar	170.2
Net forward purchases	
Hong Kong dollar	0.8
Yen	23.9
Purchases of options	
U.S. dollar put options	56.5

Other off-balance sheet contingent liabilities (note 15)

Off-balance sheet contingent liabilities at 31st December 2001 were as follows:

€ millions	
Commitments given for employee retirement obligation and related benefits	510.5[1]
Other commitments given	476.2[2]
Commitments received	10.4
Reciprocal commitments	1,344.9[3]

(1) The change in this item in 2001 is the result of adapting the actuarial hypotheses in the light of experience and in accordance with the group's policy on salaries. There is a mutual fund at group level that covers about 25% of the employee retirement obligation.

(2) This item includes various sureties and guarantees including € 472 million on behalf of subsidiaries. Liability guarantees are added in the customary way.

(3) Reciprocal commitments relate to credit lines that are confirmed and not used, and to various commitments with regard to minority partners.

Notes to profit and loss account

Net sales (note 16)

€ millions	2001	2000
Merchandise	706.7	656.9
Raw materials, packaging	22.2	21.3
Services	676.4	528.8
Rental	27.2	23.5
Other revenue	49.3	39.2
Total	**1,481.8**	**1,269.7**

Net sales in France amounted to € 945.5 million in 2001 compared with € 878.5 million in 2000.

Other revenue (note 17)

This item consists of royalties on trademarks and patents, and other revenue.

Breakdown of average number of employees (note 18)

The average number of employees in each category is indicated below:

	2001
Managers	2,111
Supervisors	2,056
Employees	565
Manual workers	358
Sales representatives	307
Total	**5,397**
o/w Apprentices	123
o/w External temporary workers	241

Charges to depreciation and provisions (note 19)

Charges to depreciation and provisions consisted of:

€ millions	2001	2000
Depreciation of fixed assets	48.7	40.6
Depreciation of current assets	6.8	6.0
Provisions for liabilities and charges	18.0	25.8
Total	**73.5**	**72.4**

Financial income (note 20)

Net financial income at 31st December 2001 amounted to € 855.7 million, and consisted mainly of the following:

€ millions	2001	2000
Dividends collected	941.4	787.0
Loan interest income	14.0	16.7
Income from other debtors and short-term investments	16.0	15.6
Loan interest charges	-105.9	-81.2

Net charge/(reversal) of provisions and transfers of charges amounted to € 60.3 million, and related mainly to:

- net reversals of provisions for depreciation of financial assets in an amount of € 24.8 million;
- net reversals of provisions for financial liabilities and charges in an amount of € 32 million.

Exceptional income/(loss) (note 21)

This item consisted in particular of the following:

- the profit from the disposal of investments (mainly Jeanne Lanvin S.A. and the Marie Claire group) in an amount of € 88.7 million;
- net charges to exceptional provisions for liabilities and charges in an amount of € 95.3 million;
- costs incurred in 2001 for the transition to the single currency in an amount of € 7.9 million.

Tax charge (note 22)

The tax charge for the year consisted of the following:

€ millions	2001	2000
Corporate income tax	83.1	71.0
Corporate tax on exceptional income and employee profit-sharing	-2.0	-11.8
Tax charge	**81.1**	**59.2**

Application of tax regulations resulted in a € 3.9 million reduction in the profit for the year, mainly because of the charge to regulatory provisions.

The tax charge relating to the fully consolidated subsidiaries recorded in the financial statements of L'Oréal S.A. amounted to € 44.6 million.

Deferred tax assets and liabilities (note 23)

€ millions	Start of financial year		Variations		End of financial year	
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Certain or possible deferrals						
Regulatory provisions		5.4	3.3	4.5		6.6
Temporarily non-deductible charges	59.8		58.9	36.9	81.8	
Charges deducted (or revenue taxed) for fiscal purposes and not yet recorded		3.4	1.2	0.5		2.7
Items to be imputed						
Losses, deferred depreciation, etc.						
Possible taxation items						
Special long-term capital gains reserve		241.7	28.2	41.8		255.3

The figures include the additional 3% contribution and the 3.3% social contribution, increasing corporate tax at the normal and reduced rates.

Tables of subsidiaries and holdings at 31st December 2001

€ thousands Detailed information	Capital	Reserves and carry forward before approp.	% Holding	Book value of shares held Gross	Net	Profit or loss in last financial year	Dividends collected by the company during the financial year
A. Main French subsidiaries (Holding over 50%)							
Areca & Cie	35	1	99.78	35	35	-129	*
Biotherm Distribution & Cie	182	413	99.90	472	472	8,602	7,529
Centrex	1,800	29	99.99	3,532	3,532	28	*
Chimex	5,642	4,480	99.99	7,500	7,500	2,116	8,639
Cosmétique Active France	21	4,321	69.91	130	130	18,454	11,536
Cosmétique Active International	17	4,711	87.94	15	15	5,300	8,217
Cospar	50	35	99.99	46	46	-7	
Episkin	1	0	99.00	2	2	72	*
Exclusive signatures international	10	0	99.00	10	10	-4,156	*
Fapagau & Cie	15	0	79.00	12	12	1,746	*
Faprogi	15	0	59.90	9	9	877	*
Finval	2	0	99.00	2	2	76	*
Gemey Paris-Maybelline NY	33	1	99.91	34	34	37,178	*
Goldys International	15	0	99.90	15	15	0	*
Gr Plessis Mornay	1	1	88.10	493	493	810	*
Helena Rubinstein	30	-14,658	99.95	46,661	46,661	3,659	
Holdial	1	0	98.00	1	1	577	*
L & J RE	1,500	2,486	99.99	1,524	1,524	2,111	
La Roche-Posay labo. pharmaceutique	380	4,437	99.96	27,573	27,573	5,198	5,838
Laboratoires Garnier & Cie	579	2	99.97	5,784	5,784	5,669	*
Laboratoires Garnier Paris	33	1	99.91	34	34	54,023	*
Lancôme Institut	15	0	99.90	15	15	0	*
Lancôme Parfums et Beauté & Cie	1,192	20	99.99	3,235	3,235	37,610	27,049
Lascad	18	0	99.17	18	18	35,544	*
Lehoux et Jacque	39	4	99.40	262	262	307	375
Lidv	2,200	3,364	99.99	5,015	5,015	-2,505	1,295
L'Oréal Parfums et Beauté	76	1,478	99.20	76	76	41,522	29,352
L'Oréal Parfums et Beauté France	63	4,075	74.33	46	46	29,480	23,555
Naderman	2	0	99.00	2	2	-123	*
Ormes Bel Air	153	48	99.40	941	941	66	
Par-Bleue	2	0	99.00	2	2	-1,252	*
Parfums Cacharel & Cie	1	1	99.00	2	2	104	*
Parfums Guy Laroche	332	5,520	99.97	1,656	1,656	308	16
Parfums Paloma Picasso & Cie	2	0	99.00	2	2	-41	*
Parfums Ralph Lauren	2	0	99.00	2	2	347	*
Parlanvin	2	0	99.00	2	2	-209	*
Prestige & Collections International	24	155	75.56	18	18	-7,159	
Régéfi	19,250	59,804	99.99	75,670	75,670	7,515	5,936
S.C.I. Socinay	33	8	97.73	66	66	1	
Sélective Beauté International & Cie	5	0	99.67	5	5	-15	*
Sicos & Cie	375	6	80.00	999	999	-1,054	*

* The general partnerships, joint ventures and civil partnerships distribute all their profits.

€ thousands Detailed information	Capital	Reserves and carry forward before approp.	% Holding	Book value of shares held Gross	Net	Profit or loss in last financial year	Dividends collected by the company during the financial year
Soprocos	8,250	-2,745	99.99	11,904	11,904	587	
Soprogem	15	0	79.90	12	12	441	*
Soproreal	15	0	99.90	15	15	-87	*
Sparlys	750	89	99.99	3,825	3,825	325	1,210
Sté de Développement Artistique	2	0	99.00	2	2	355	*
B. Main French interests							
(Holding under 50%)							
Beauté Créateurs	612	4,300	49.50	1,510	1,510	887	887
La Roche-Posay Dermato. Cosmétique	2		1.00	0	0		
Laboratoires Galderma	753	925	33.00	2	2	16,573	
Sanofi-Synthélabo	1,464,010	2,718,947	19.54	512,853	512,853	1,585,499	62,938
* The general partnerships, joint ventures and civil partnerships distribute all their profits.							
A. Main foreign subsidiaries							
(Holding over 50%)							
Aofi (Anglo Overseas Finance) (India)	3,087	30	100.00	4,306	3,115	-1	
Avenamite (Spain)	242	48	100.00	6,216	6,216	141	279
Beautycos International Ltd (China)	53,784	-724	89.36	41,243	41,243	1,016	
Biotherm (Monaco)	152	16	99.80	3,545	3,545	125	21
Caribel Fragrances Inc. (Puerto Rico)	1	516	100.00	1	1	1,876	2,070
Compania Peruana de Cosmeticos (Perú)	1	-12	99.99	2,002	0		
Cosmelor (Japan)	4,490	15,998	100.00	35,810	35,810	1,261	1,493
Cosmephil Holdings Corpo. (Philippines)	258	-217	100.00	400	16		
Cosmetica Activa Portugal	75	169	95.00	709	709	1,190	756
Cosmétique Active Belgilux (Belgium)	3,240	826	86.71	3,423	3,423	1,340	1,258
Cosmétique Active Hellas (Greece)	880	317	51.00	562	562	3,086	944
Cosmétique Active Ireland (Irland)	82	572	99.99	732	732	104	273
Cosmétique Active Osterreich (Austria)	75	68	100.00	1,579	1,579	1,306	872
Cosmétique Active Switzerland	33	93	100.00	4,645	4,645	3,347	2,633
Erwiton (Uruguay)	2,303	220	100.00	17	17	3,356	2,702
Galderma Pharma (Switzerland)	32,115	48,670	50.00	10,124	10,124	27,527	
Geral Inc. (U.S.A.)	224	36	100.00	302	302	4,084	3,441
Kosmepol Sp Z.O.O. (Poland)	38,304	700	99.66	38,477	38,477	1,158	
Lai Mei Cosmetics Int. Trading (China)	12,885	-7,209	100.00	11,197	6,036	360	
Lancarome (Denmark)	402	16	100.00	953	953	7,983	10,417
Le Club des Créateurs de Beauté (Belgium)	500	233	50.00	251	251	-352	
L'Oréal Argentina S.A.	73,624	7,955	99.99	80,538	69,026	-14,899	
L'Oréal Australia	1,732	4,916	100.00	10,832	10,832	8,394	6,072
L'Oréal Belgilux (Belgium)	10,000	26,690	99.98	35,583	35,583	18,419	15,883
L'Oréal Canada	14,435	18,023	88.21	144,226	144,226	23,357	17,004
L'Oréal Ceska Republica (Czech Rep.)	8,288	-2,609	100.00	8,678	5,200	-769	
L'Oréal Chile	26,496	-1,442	99.99	43,784	35,637	5,443	
L'Oréal China Co. Ltd	33,676	193	100.00	37,482	37,482	-1,374	
L'Oréal Colombia	3,261	144	94.00	6,395	4,090	946	
L'Oréal Danmark A/S (Denmark)	268	7,109	100.00	7,382	7,382	-2,221	2,754
L'Oréal Deutschland (Germany)	12,647	56,537	99.98	71,832	71,832	52,780	47,191
L'Oréal España (Spain)	59,911	73,494	63.86	228,809	228,809	32,006	20,577
L'Oréal Finland Oy	673	83	100.00	1,280	1,280	5,013	5,298
L'Oréal Guatemala S.A.	1,475	2,670	100.00	2,162	2,162	1,523	711
L'Oréal Hellas (Greece)	3,465	7,170	77.41	2,112	2,112	7,258	1,988

€ thousands Detailed information	Capital	Reserves and carry forward before approp.	% Holding	Book value of shares held Gross	 Net	Profit or loss in last financial year	Dividends collected by the company during the financial year
L'Oréal Hong Kong Limited		-28	100.00	604	604	-4,605	25,557
L'Oréal India Ltd	41,633	-25,097	100.00	43,318	12,978	-3,575	
L'Oréal Indonesia	1,765	405	99.00	2,305	2,305	13	
L'Oréal Investments (Netherlands)	18		100.00	18	18		
L'Oréal Israel	6,055	7,531	92.97	38,497	38,497	2,633	
L'Oréal Italia SPA	153,818	11,233	99.98	161,801	161,801	55,204	64,758
L'Oréal Japan Ltd	468	-309	100.00	275	275	-117	
L'Oréal Korea	2,550	4,323	99.99	20,794	20,794	2,570	
L'Oréal Latvia	466	133	100.00	529	529	369	
L'Oréal Liban (Lebanon)	4,291	1,140	75.18	3,155	3,155	1,904	
L'Oréal Luxury Products Division Australia Pty Ltd	5,025	2,085	100.00	9,569	9,569	1,438	15
L'Oréal Magyarorszag Kosmetikai (Hungary)	4,199	577	100.00	7,815	7,815	940	741
L'Oréal Malaysia	15,191	-5,599	97.50	14,360	14,360	1,148	
L'Oréal Mexico S.A. de C.V.	3,729	71,851	100.00	8,443	8,443	35,379	48,613
L'Oréal Middle East (UAE)	2,924	-1,854	100.00	2,507	2,507	822	
L'Oréal New Zealand	39	1,223	100.00	624	624	837	762
L'Oréal Norge As (Norway)	1,457	1,083	100.00	4,032	4,032	3,946	9,470
L'Oréal Osterreich GmbH (Austria)	2,785	839	100.00	2,240	2,240	6,123	7,195
L'Oréal Perú	3,331	-612	99.99	3,739	2,643	-77	
L'Oréal Philippines	7,086	-8,233	95.32	7,241	500	7	
L'Oréal Polska Sp. Z.O.O. (Poland)	26,458	6,504	100.00	38,210	38,210	2,108	3,619
L'Oréal Portugal	114	2,462	99.08	1,369	1,369	7,461	7,601
L'Oréal Romania	3,638	-347	100.00	5,883	5,883	462	
L'Oréal Singapore Pte Ltd	1,549	13	100.00	18,991	18,991	3,283	2,771
L'Oréal Slovenija (Slovenia)	516	1,016	100.00	856	856	853	
L'Oréal Slovensko (Slovakia)	1,502	244	100.00	1,673	1,673	370	
L'Oréal South Africa	952	30,973	100.00	61,123	61,123	11,923	
L'Oréal Suisse (Switzerland)	197	351	100.00	116,776	116,776	11,244	10,490
L'Oréal Sverige (Sweden)	1,982	-22	100.00	2,139	2,139	109	1,916
L'Oréal Taiwan	3,897	-8,974	99.99	21,680	18,310	-10,416	
L'Oréal Thailand	4,995	-6,991	99.99	5,238	1,710	1,441	
L'Oréal Turkiye (Turkey)	7,080	2,155	99.99	22,207	22,207	3,884	1,143
L'Oréal U.S.A.	5,971	1,656,824	100.00	2,461,703	2,461,703	152,885	202,436
L'Oréal UK Ltd (Group)	28,588	29,333	100.00	47,372	47,372	23,287	9,662
L'Oréal Uruguay	865	571	100.00	472	472	-358	
L'Oréal Venezuela	5,370	-8,196	100.00	12,502	380	3,206	
L'Oréal Nederland BV (Netherlands)	34	3	100.00	4,894	4,894	10,011	8,136
Maybelline Suzhou Cosmetics (China)	68,220	-81,643	71.82	44,196	6,010	-17,708	
Nihon L'Oréal KK (Japan)	118,326	-47,707	98.02	212,011	198,011	1,523	
P.B. Produtos de Cosmetica Selectiva (Portugal)	250	-86	99.90	317	317	2,778	3,047
Parbel of Florida Inc. (U.S.A.)	55	87	100.00	100,317	100,317	14,367	19,676
Parfums & Beauté Hellas (Greece)	1,025	1,045	99.89	2,135	2,135	2,208	2,065
Parfums & Beauté Belgilux	250	592	99.97	2,885	2,885	5,755	5,697
Parfums & Beauté Malaysia	424	-14	51.00	1,843	1,843	2	
Parfums & Beauté Nederland (Netherlands)	908	26	100.00	1,937	1,937	6,006	7,999
Parfums & Beauté Suisse	263	214	100.00	556	556	3,008	2,424
Parmaco (Argentina)	655	-229	98.03	530	530	-7	
Parmobel Ltd (Cyprus)	776	486	75.00	15,846	15,846	14,955	6,373

€ thousands Detailed information	Capital	Reserves and carry forward before approp	% Holding	Book value of shares held Gross	Book value of shares held Net	Profit or loss in last financial year	Dividends collected by the company during the financial year
Procosa (Brazil)	109,464	61,100	100.00	124,887	124,887	1,658	5,044
Scental (Hong Kong)	7	249	100.00	8	8		
Sincos Pte (Singapore)	1,673	-965	100.00	1,505	708		
Sofamo (Monaco)	160	2,044	100.00	1,851	1,851	319	217
Venprobel (Venezuela)	62	-392	100.00	2,722	0		
Yasulor Indonesia	5,653	9,088	99.98	40,854	15,727	990	
B. Main foreign interests (Holding under 50%)							
Bel (Uruguay)	4	3		0	0		
Club Créateurs de Beauté (Japan)	10,757	-8,475	20.00	1,691	1,691	2,078	
L'Oréal Libramont (Belgium)	15,000	102		0	0	112	
Parfums & Beauté Deutschland	6,240		0.01	0	0		
Siampar Ltd (Thailand)	744	-93	49.99	502	324	-2	

For subsidiaries and foreign interests, the capital, reserves and carry-forward have been converted into thousands of € on the basis of the exchange rates ruling at the end of the financial year, and profits and losses have been converted at the average exchange rate for 2001.

It is stipulated that the above list of companies is not exhaustive.

€ thousands Information relating to all subsidiaries and investments combined	Subsidiaries French	Subsidiaries Foreign	Interests French	Interests Foreign
Book value of shares held:				
Gross restated	200,805	4,701,451	514,365	2,194
Net	198,872	4,529,045	514,365	2,017
Amount of loans and advances granted	106,445	356,164		
Amount of bonds and guarantees granted		471,996		
Amount of dividends collected	130,694	613,704	63,825	0

Source and application of funds

Calculation of change in total net working capital

€ millions

Applications	2001	2000
Dividends paid during financial year	317.6	236.9
Acquisitions of fixed assets		
Intangible assets	112.9	126.6
Tangible assets	39.0	32.0
Financial assets	1,525.4	2,450.3
Charges to be appropriated over several financial years	-	6.3
Reduction in shareholders' equity		
Repayment of debts	1,683.3	621.9
Total applications	**3,678.2**	**3,474.0**
Change in total net working capital: net sources	**399.7**	**440.0**

€ millions

Sources	2001	2000
Cash flow for financial year	851.2	734.2
Sales or reductions of fixed assets		
Sales of intangible assets	-	-
Sales of tangible assets	0.8	1.4
Sales or reductions of financial assets	1,805.0	1,313.0
Increase in shareholders' equity		
Capital increase or transfer		
Increase in other shareholders' equity		
Increase in debts	1,420.9	1,865.4
Total sources	**4,077.9**	**3,914.0**
Change in total net working capital: net applications		

Use of change in total net working capital

€ millions	2001			2000
Change in total net working capital	Required	Generated	Balance	Balance
"Operational" change				
Change in operating assets				
Stocks and work in progress		4.1		
Advances and part payments paid on orders	0.6			
Trade debtors and current assets	25.4			
Change in current liabilities				
Advances and part payments received on orders in progress				
Trade creditors		72.0		
Totals	**26.0**	**76.1**		
A: Net "operational" change			**50.1**	**7.5**
"Non-operational" change				
Change in other debtors	480.5			
Change in other creditors		13.1		
Totals	**480.5**	**13.1**		
B: Net "non-operational" change			**-467.4**	**-487.2**
A+B: Working capital requirement for financial year or net working capital generated in financial year			**417.3**	**479.7**
Change in "cash and cash equivalents"				
Change in liquid assets		18.6		
Change in bank loans and bank credit balances	1.0			
Totals	**1.0**	**18.6**		
C: Net change in "Cash and cash equivalents"			**17.6**	**39.7**
A+B+C: Change in total net working capital requirement Net applications Net sources			**399.7**	**440.0**

Statutory Auditors' general report

Financial statements

Year ended 31st December 2001

In accordance with our appointment as Auditors by your Annual General Meeting, we hereby report to you for the year ended 31st December 2001 on:

- the audit of the accompanying financial statements of L'Oréal established in euro,
- the specific procedures and disclosures required by law.

These financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements, based on our audit.

1 – Opinion on the financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the financial position and the assets and liabilities of the company as at 31st December 2001, and the results of its operations for the year then ended in accordance with French accounting regulations.

2 – Specific procedures and disclosures

We have also performed the other procedures required by law, in accordance with professional standards applicable in France.

We have no comment to make as to the fair presentation and consistency with the financial statements of the information given in the report of the Board of Directors and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

Pursuant to the law, we have verified that the report of the Board of Directors contains the appropriate disclosures as to the acquisition of participating and controlling interests and to the percentage interests and votes held by shareholders.

Paris la Défense and Neuilly, 27th March 2002

The Statutory Auditors

Pierre COLL

Étienne JACQUEMIN

Statutory Auditors' special report on regulated agreements

Year ended 31st December 2001

(This is a free translation of the original French text for information purposes only)

In our capacity as Statutory Auditors of the company, we present below our report on regulated agreements.

Under the provisions of section L. 225–40 of the Commercial code, we have been informed of the agreements approved in advance by the Board of Directors.

Our responsibility does not include identifying any undisclosed agreements. We are required to report to shareholders, based on the information provided, about the main terms and conditions of agreements that have been disclosed to us, without commenting on their relevance or substance. Under the provisions of article 92 of the decree of 23rd March 1967, it is the responsibility of shareholders to determine whether the agreements are appropriate and should be approved.

We conducted our review in accordance with the standards of our profession. Those standards require that we carry out the necessary procedures to verify the consistency of the information disclosed to us with the source documents.

We inform you that we were not advised of any new agreement concluded during the year falling within the scope of section L. 225–38 of the Commercial code.

In application of the decree of 23rd March 1967, we were advised of the following agreements entered into in prior years, which remained in force during the year.

We were informed of the following interest-free current account advances:

Company	Balance at 31st December 2001 in euro	Director concerned
Chimex	869,485	Michel Somnolet
Lehoux et Jacque	63,495	Michel Somnolet
Régéfi	1,525,000	Michel Somnolet
Guy Laroche	63,750	Michel Somnolet

Paris and Neuilly, 27th March 2002

The Statutory Auditors

Pierre Coll

Étienne Jacquemin

General information relating to the company[1]

Legal form
(summary of article 1 of articles of association)

"L'Oréal is incorporated in France as a "Société Anonyme", governed by act no. 66-537 of 24th July 1966, and order no. 67-236 of 23rd March 1967."

Law of issuer

French.

Date of incorporation and expiry
(articles of association)

"The company's term shall be ninety-nine years, which began to run on 1st January 1963 and which shall thus expire on 31st December 2061, except in the event of early dissolution or of extension, as provided for in these articles of association."

Purpose of company
(summary of articles of association)

The purpose of the company, both in France and the whole of the rest of the world, is:

- the making and selling of cosmetics products in general; of all apparatus serving the same end as the products mentioned above; of all household-type cleaning products; of all products and items relating to the hygiene of women and children and the embellishment of the human being; the demonstration and advertising of these products; the making of packaging items;
- the registration and acquisition of all patents, licences, processes and brands, and their exploitation, sale or transfer;
- all diversification operations and all commercial operations, financial operations and operations relating to securities or property, carried out in the interest of the company and in any form whatsoever;
- direct or indirect participation in all operations of the same nature as those indicated above, in particular by the creation of companies, transfers to existing companies, or mergers or alliances with them.

(1) L'Oréal S.A., in addition to its role of strategic and scientific coordination of the worldwide group, also has a specific industrial and commercial activity in France. The total number of employees in the consolidated group rose over the past three years as follows: 1999: 43,038; 2000: 48,222; 2001: 49,150.

Company registration code

632 012 100 R.C.S. Paris.

Consultation of legal documents relating to the company

The articles of association, financial statements, reports and information for shareholders can be consulted at 41, rue Martre, 92117 Clichy, France, preferably by appointment.

Company financial year
(article 13 of the articles of association)

"Each fiscal year shall have a duration of twelve (12) months, to begin on 1st January and to end on 31st December of each year."

Distribution of profits
(article 14 of the articles of association)

"(...) A - From the distributable profits, the following amounts shall be withheld, in the following order:

1) The amount required to pay the "primary dividend" to the shareholders equal to five percent (5%) of the amounts paid up on the unredeemed securities in accordance with calls for funds, provided however that (where the profits for a given year do not allow such dividend to be paid) the shareholders shall not be entitled to claim such dividend from out of the profits of subsequent years.

2) From the available remainder, the Ordinary General Meeting, upon a proposal by the Board of Directors, shall have the authority to resolve to withhold the amounts that it deems appropriate (and even the entire amount of such available remainder), either to be carried forward to the next fiscal year, or to be paid into a "prudential fund" or into one or more ordinary, extraordinary or special reserve funds.

   Such reserve fund(s), which shall not bear any interest, may be distributed to the shareholders, or allocated to complete the 5% primary dividend for the shareholders, in the event of insufficient results during one or more fiscal years, or to acquire and to cancel shares in the company, or to redeem in whole or in part such shares.

3) The remaining balance (if any) shall be divided up among all the shareholders, without any discrimination, and each share shall entitle its holder to receive the same income.

B - The losses (if any) shall be charged to the retained earnings from preceding fiscal years or to the reserve funds, and the balance shall be booked into a special "carry forward" account.

Annual General Meetings

The Annual General Meetings are governed by all the legal requirements laid down on this matter.

It should however be pointed out that, since the Extraordinary General Meeting held on 7th May 1965, a double voting right exists which is subject to the following conditions.

- A double voting right is conferred on all paid-up shares registered for at least two years in the name of the same shareholder, who is a national of one of the member countries of the European Union.
- In exceptional cases, and under the same conditions, the double voting right may be conferred on shareholders of nationalities other than those previously indicated, subject to the approval of the Board of Directors in individual cases; moreover, the Board has the possibility of refusing to grant approval, and of withdrawing approval, without being obliged to give reasons for its decision.
- Furthermore, in the event of a capital increase by capitalisation of reserves, profits or issue premiums, a double voting right will be conferred immediately on issue on registered shares allocated as a bonus to a shareholder because of existing shares for which the shareholder is entitled to the same right.
- The double voting right is terminated as of right for any share having been converted into a bearer share or transferred. The new owner recovers the double voting right only if a national of a member country of the European Union or if approved by the Board of Directors in other cases, once the share has been registered in the shareholder's name for two years. However, the time period is not interrupted, and the acquired right is maintained when the transfer is from a registered owner to a registered owner as a result of a succession to an intestate estate or a testamentary succession, of division of community of property between spouses, of donation inter vivos benefitting a spouse or a person with a degree of relationship which entitles to inherit, provided that in these various cases the new owner is also a national of a member country of the European Union, or has been approved by the Board of Directors in the other cases.

Share ownership threshold

"Any direct or indirect owner of a fraction of the company's share capital equal to 1%, or to a multiple of such percentage less than 5%, shall be required to inform the company of such fact, within fifteen (15) days of the date on which any one of the above thresholds is crossed, in either direction (article 7, indent 2 of the articles of association).

This statutory stipulation completes the legal requirement covering disclosures concerning the crossing of thresholds relating to one-twentieth, one-tenth, one-fifth, one-third, one-half or two-thirds of share capital or of voting rights.

In the event of any failure to submit such report, under the conditions set forth above, those shares that exceed the fraction that should have been reported shall be deprived of the right to vote at the General Meetings, under the conditions provided for in the Law, where, in connection with a given General Meeting, the failure to submit such report has been duly noted, and where one or more shareholders, collectively holding at least 5% of the share capital, put forth such a motion during the said General Meeting (article 7, indent 3 of the articles of association)."

General information relating to the shareholding structure

Statutory requirements governing changes in the share capital and shareholders' rights

None.

Authorised capital which is not issued

The Board of Directors has an authorisation to increase the share capital up to a maximum of € 250 million.

Securities providing access to share capital

There are no securities providing access to the company's capital other than those mentioned in the Annual Report.

Shareholding and voting rights structure

Company shareholding structure (at 28th December 2001)

	Number of shares held	% of share capital
Gesparal	363,077,900	53.70
Public[1] [2]	312,984,260	46.30
Total	**676,062,160**	**100**

(1) For share ownership threshold disclosures, see volume 3 of the Annual Report.

	Number of voting rights[2] [3]	As %
Gesparal	726,155,800	71.05
Public	295,885,381	28.95
Total	**1,022,041,181**	**100**

(2) At 28th December 2001, L'Oréal held 20,636,900 shares relating to non-exercised stock options; as no voting rights are attached to these shares while they are the property of L'Oréal, the voting rights calculation has been adjusted accordingly.

(3) Including double voting rights (registered shares held for at least 2 years).

At 28th December 2001, the members of the Board of Directors and the Management Committee held less than 1% of the share capital and Mrs. Liliane Bettencourt, director, had majority control of Gesparal, mentioned above.

At the present time, the company does not control or regulate the price of its shares. The company is allowed to make use of a price regulation procedure under the terms of the authorisation granted to it for the buying back of its own shares as defined in this Management report.

Changes to the shareholding structure over the past three years

None.

Individuals or corporate bodies exercising control over the company to its knowledge

Gesparal, incorporated in France as a "Société Anonyme" in 1969, has absolute control over L'Oréal S.A. It directly holds an absolute majority of the company's shares and more than two-thirds of the voting rights.

L'Oréal share market

First market – Deferred Settlement Service of the Paris Bourse

Trading volume and price of the company's shares

Date	Adjusted prices			Average daily trading volume
	High in €	Low in €	Average in €	€ millions
1997				
January	30.37	28.36	29.55	26.00
February	32.26	29.15	30.29	33.07
March	31.62	28.89	29.92	35.94
April	31.63	27.70	29.59	29.19
May	33.84	30.05	32.24	39.75
June	38.65	30.61	35.07	60.23
July	40.31	35.83	37.98	49.56
August	38.26	32.76	35.40	39.78
September	36.59	32.09	34.89	36.46
October	38.08	27.35	34.28	48.75
November	35.44	30.34	33.05	36.61
December	36.50	31.69	33.98	32.44
1998				
January	37.78	32.29	34.98	32.99
February	42.47	36.97	39.13	43.37
March	44.67	39.32	42.17	39.90
April	46.45	41.05	43.88	48.33
May	46.45	42.09	44.32	51.91
June	52.06	44.82	48.54	56.09
July	54.09	48.40	51.98	50.33
August	56.24	48.40	52.12	52.40
September	54.18	39.30	46.61	63.98
October	48.78	34.22	43.96	64.69
November	56.60	45.92	50.21	56.35
December	61.59	49.55	56.05	73.65
1999				
January	71.20	56.80	62.44	97.98
February	64.85	56.00	59.25	69.73
March	59.95	54.10	57.42	66.87
April	67.00	57.10	61.68	83.79
May	62.95	56.40	58.83	61.59
June	65.60	57.55	60.99	83.42
July	66.80	59.50	63.84	71.31
August	63.90	55.80	59.75	63.69
September	63.50	58.35	60.88	64.39
October	64.00	58.25	60.19	60.80
November	65.90	62.20	64.18	62.53
December	79.80	64.20	71.59	77.31

Date	Adjusted prices			Average daily trading volume
	High in €	Low in €	Average in €	€ millions
2000				
January	81.90	66.05	71.35	85.09
February	72.75	63.90	67.95	66.48
March	70.00	60.35	65.54	67.58
April	76.50	65.60	72.17	81.92
May	80.50	72.50	76.78	76.59
June	90.70	74.80	81.79	89.17
July	90.10	77.50	84.41	84.05
August	89.80	80.20	84.54	68.16
September	88.70	74.95	81.83	116.95
October	90.00	78.65	84.18	69.63
November	95.30	85.10	89.99	84.38
December	93.90	82.15	86.90	72.07
2001				
January	92.10	77.50	81.59	83.49
February	84.80	78.50	81.64	72.92
March	84.00	68.60	77.81	77.18
April	84.30	70.25	79.79	90.43
May	83.70	75.00	78.74	86.77
June	81.40	72.85	76.47	98.26
July	83.00	74.65	79.40	90.70
August	83.30	72.50	77.64	76.65
September	80.90	64.00	74.29	142.02
October	83.40	73.60	78.89	106.38
November	80.90	73.80	76.62	95.72
December	81.00	74.20	78.20	77.73
2002				
January	81.90	75.15	77.83	83.05
February	80.90	75.35	77.31	97.19
March	85.20	79.25	81.95	115.59

Dividends

The limitation period for dividends is five years. Any dividends whose payment has not been requested are paid to the Caisse des Dépôts et Consignations.

Total Shareholder Return

Amongst the various economic and financial indicators used to measure shareholder value, L'Oréal has chosen to apply the criterion of Total Shareholder Return (TSR). This indicator takes into account not only the value of the share but also the dividend income received (excluding tax credits).

5-year trend of a portfolio of approximately € 15,000 invested in L'Oréal shares with reinvestment of dividends and odd lots

Date of operation	Nature of operation	Investment in €	Income in €	Number of shares after operation
31.12.1996	Purchase of 50 shares at € 297.89 per share	14,894.50		50
01.07.1997	Dividend: € 2.13 per share, excluding tax credit		106.71	50
	Reinvestment: purchase of 1 share at € 393.93	393.93		51
12.06.1998	Dividend: € 2.44 per share, excluding tax credit		124.40	51
	Reinvestment: purchase of 1 share at € 473.05	473.05		52
15.06.1999	Dividend: € 2.82 per share, excluding tax credit		146.66	52
	Reinvestment: purchase of 1 share at € 586.50	586.50		53
15.06.2000	Dividend: € 3.40 per share, excluding tax credit		180.20	53
	Reinvestment: purchase of 1 share at € 825.00	825.00		54
03.07.2000	Ten-for-one share split			540
08.06.2001	Dividend: € 0.44 per share, excluding tax credit		237.60	540
	Reinvestment: purchase of 4 shares at € 78.15	312.60		544
Total		**17,485.58**	**795.57**	
Total net investment		**16,690.01**		

Portfolio value at 31st December 2001 (544 shares at € 80.90 per share): € 44,009.60

The initial capital has thus been multiplied by 2.95 in 5 years (5-year inflation rate = 7.1% – Source: INSEE) and the final capital is 2.64 times the total net investment.

The Total Shareholder Return of the investment is thus 22.39% per year (assuming that the shares are sold on 31st December 2001, excluding tax on capital gains). The corresponding figures for disposal at the end of 1999 and 2000 are 40.42% and 39.03% respectively.

Note: It is assumed that the tax credits attached to the dividends cover the income tax to be paid by the investor as a result of the dividends.

Issuer risks

Market risks

Market risks and their management are stated in the Notes to consolidated financial statements on pages 23 to 25 of the Volume II of this Annual Report.

Legal risks

In the normal course of its business, the group is involved in legal actions and is subject to controls by the tax, customs and administrative authorities. The group makes a provision whenever the existence of a risk is determined and it is possible to estimate the cost linked to the risk.

At the present time there is no exceptional event or litigation which could significantly and with serious probability affect the results, financial situation, assets or activity of the L'Oréal company and group.

Industrial and environmental risks

The group looks after to analyse the evolution of regulations and laws concerning the protection of environment. The pro-active approach to environmental and safety issues of the group is stated on pages 16 and 17 of the Volume I of this Annual Report.

Insurance – Coverage of any risks that may be incurred by the issuer

For all its subsidiaries the L'Oréal group has set up integrated worldwide insurance programmes that cover in particular third party liability, damage to goods and resulting operating losses, and risks relating to the transport of goods.

These insurance programmes, which meet the various statutory requirements, have been devised and negotiated to provide the best coverage for risks arising from the group's operations, in view of the cover available on the worldwide market for insurance of large companies.

Furthermore, the group has taken out additional insurance policies where necessary to comply with the applicable legislation.

Other specific risks

There are no other identified risks of any nature which could have, or which could have had, a significant impact on the group's financial situation, activity and profit.

Investment policy

L'Oréal is an industrial company whose development is governed by two types of investment:

1) scientific investments and investments in equipment which are explained at length in several sections of the Annual Report,

2) ongoing marketing investments and occasional financial investments about which no systematic information can be given, particularly in advance, for reasons relating to strategy and competition:

    a) marketing investments are ongoing and inherent to the group's activities, particularly as regards cosmetics. Winning new market shares necessitates thorough research all over the world, and advertising and promotional expenses which are modulated depending on the familiarity of the brands and their competitive position,

    b) financial investments are strictly occasional. They reflect a strategy of moderate external growth which is implemented essentially with a view to exploiting long term opportunities.

For the reasons given above, L'Oréal cannot therefore answer questions relating to future investments.

Operations concluded with the members of executive management and the Board of Directors

Cf. Auditors' special report on agreements between directors, page 50.

Information policy

Ever since its first listing on the Monthly Settlement Market of the Paris Bourse 39 years ago, L'Oréal has constantly been improving the sources of information available to French and foreign shareholders and investors from New York to Tokyo, London, Frankfurt, Milan and Madrid.

Thus, every year a financial meeting is held in April for analysts and investors, together with journalists specialising in the cosmetics industry. The Annual General Meeting of Shareholders is held in May, and the group makes a number of presentations in France, particularly in conjunction with Euronext and the *Cercle de Liaison des Informateurs Financiers en France* (CLIFF). International meetings are held with various banks and stockbrokers, particularly in the spring and autumn.

The Annual Report comprises 3 volumes. It is translated or summarised into English, German, Spanish and Italian.

Following a poll of 1,000 finance professionals from a range of European countries, carried out by Taylor Nelson Sofrès, L'Oréal has received the Euronext and Agéfi Award for the "Best 1999 Annual Report" as part of a series of Investor Relations Awards.

In 1996, L'Oréal also began the publication of three "Letters to Shareholders" a year, one of which is a summary of the Annual Report in several languages. A fourth "Letter to Shareholders" summarising the Annual General Meeting will be published from 2002 onwards.

The main financial announcements of the group are presented on-line on the Internet. In November 1997, L'Oréal opened the specialised financial Internet site "loreal-finance.com" for the use of international finance professionals and all types of shareholders. Tens of thousands of visits are made to the site each month. The site was awarded the Boursoscan Silver Medal for French financial sites in 2001. Since November 2001, a special section of the site has been available for shareholders, and can be entered with a single click. Highlights from the annual financial analysts' meeting held on 4th April, 2002 have been made available on the Internet site: www.loreal-finance.com.

Since the spring of 1998, L'Oréal has been publishing a shareholder digest in pocket form in two languages. It is currently being updated.

Since September 2001, a freephone number (0 800 66 66 66) has facilitated access for all shareholders to the shareholder information service of L'Oréal. A share trading service is also available for holders of registered shares.

Le Journal des Finances, in conjunction with the agency Ecocom, has published its "2001 shareholders' Awards" based on a survey of the shareholders who read this weekly publication. A survey was also carried out of 156 financial and fund management institutions in France. L'Oréal is in fact the favourite company of the financial intermediaries surveyed (7th place in 1999). This survey was based on key criteria such as consistent financial performance, strategic visibility and financial information efforts.

Contacts

Director of International Financial Information of the L'Oréal group:
Mr François Archambault,

Director of Investor Relations:
Mrs Caroline Millot,

Director of Press Relations:
Mr Lorrain Kressman

41, rue Martre – 92117 Clichy – France

Telephone:	+33 1 47 56 70 00
Fax:	+33 1 47 56 80 02
Minitel:	3615 COB
Internet:	http://www.loreal-finance.com
E-mail:	info@loreal-finance.com
Call centre	
from France:	0 800 66 66 66
from abroad:	+33 1 58 13 51 36

Recent events and future outlook

L'Oréal's 1st quarter 2002 sales

The consolidated sales of L'Oréal, up to 31st March 2002, reached € 3.7 billion. Sales growth compared with the 1st quarter 2001 was +9.3%.

Exchange rate fluctuations had a positive impact of 1.3%. Growth excluding exchange rate fluctuations was thus 8%.

The net effect of changes in the consolidation structure was -0.5%.

On a like-for-like basis, i.e. with an identical structure and exchange rates, the group's consolidated sales growth would have been 8.5%.

Sales growth in each of the group's main branches was as follows:

	Consolidated figures	Excl. exchange rate fluctuations
Cosmetics	+9.6%	+8.3%
Dermatology	+27.7%	+24.5%
Total(1)	**+9.3%**	**+8%**

(1) Including "Miscellaneous businesses".

Statement by Mr Lindsay Owen-Jones, Chairman and Chief Executive Officer of L'Oréal, at the Annual Financial Information Meeting on Thursday, 4th April 2002

"Numerous product successes, strong momentum from international expansion, the rapid integration of acquisitions and further improvement of margins enabled us to achieve a very good year in 2001."

"2001 has demonstrated the pertinence of large investments made over the past few years, the goal of which has been to open up new markets in many newly emerging countries. These investments are now beginning to produce results."

"Sanofi-Synthélabo again made an excellent contribution to L'Oréal's results, highlighting the dynamism and success of the company created when the two laboratories were merged."

"The world cosmetics market has grown on average by 4.6% since 1990. Our development strategy is based on being present in a growing market."

"To take care of oneself and of one's appearance is not just to please others; it is also and probably primarily to please oneself, to feel comfortable and confident in one's relationship with others. This no doubt explains why, since ancient times, our profession has constantly evolved – and why the cosmetics business will continue to develop for many years to come."

"At the cost of several years of concentration and merging, 14 brands make up over 92% of the group's cosmetic sales."

"Our teams can only be mobilised to achieve high organic growth if employees are actively involved in and motivated by the corporate objective."

"By adding to our winning strategy an increasingly strong awareness of our responsibilities, we aim to achieve truly sustainable growth."

"A constantly growing market, advanced technologies, strong brands of global stature, and a good geographic and business sector balance. After 17 consecutive years of double-digit growth, we are paving the way for continuing and sustainable growth in future years."

"Having made an excellent start to the year, our confidence for 2002 has been reinforced. Another year of double-digit growth is unfolding."

Auditors

	Date first appointed	Term of office	Expiry of term
Auditors			
M. Pierre Coll 34, place des Corolles, Tour AIG 92908 Paris La Défense 2 – France	7th October 1998	6 years	AGM examining financial statements for 2003 to be held in 2004
M. Étienne Jacquemin 2, rue Paul Cézanne 75116 Paris – France	29th May 2001	3 years	
Substitutes			
M. Étienne Boris 32, rue Guersant 75017 Paris – France	1st June 1999	5 years	
M. Jean-Paul Picard 47, rue de Courcelles 75008 Paris – France	29th May 2001	3 years	

Person responsible for the Reference Document

Mr Michel Somnolet, Executive Vice-President Administration and Finance, and Member of the Board of Directors, on the authority of the Chairman of the Board of Directors of L'Oréal, Mr Lindsay Owen-Jones, Chairman and Chief Executive Officer.

Declaration by the person responsible for the Reference Document

"To the best of our knowledge, the contents of this Reference Document truly and fairly reflect the existing situation; they include information necessary to enable investors to make a judgment about the assets and liabilities, activity, financial position, results and prospects of the company and its group; there are no omissions which could adversely affect the fairness of the presentation".

Clichy, 25th April 2002

On the authority of the Chairman of the Board of Directors,

Michel Somnolet

Executive Vice-President Administration and Finance, Member of the Board of Directors,

Declaration by the Auditors of the Reference Document

(Free translation of a French language original prepared for convenience purpose only. Accounting principles and auditing standards and their application in practice vary from one country to another. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than France. In addition, the procedures and practices followed by the Statutory Auditors in France with respect to such financial statements included in a prospectus may differ from those generally accepted and applied by Auditors in other countries. Accordingly, the French financial statements and the Auditors' report – of which a translation is presented in this document for convenience only – are for use by those knowledgeable about French accounting procedures, auditing standards and their application in practice.)

As Statutory Auditors of L'Oréal and in accordance with Rule 98–01 of the *Commission des Opérations de Bourse* and professional standards applicable in France, we have performed certain procedures on the information contained in this Reference Document relating to the historical financial statements of the company.

The company's Chairman and Chief Executive Officer is responsible for the preparation of the Reference Document. Our responsibility is to report on the fairness of the information presented in the Reference Document relating to the financial situation and the financial statements.

We have conducted our work in accordance with professional standards applicable in France. Those standards require that we assess the fairness of the information presented relating to the financial situation and the financial statements and its consistency with the financial statements on which we have issued a report. Our procedures also include reading the other information contained in the Reference Document in order to identify material inconsistencies with the information relating to the financial situation and the financial statements and to report any apparent material misstatement of facts that we may have found in reading the other information based on our general knowledge of the company obtained during the course of our engagement. As this Reference Document does not contain selected prospective data resulting from an organized process, our procedures has not consisted of a reading of management's assumptions and the resulting figures.

We have audited in accordance with professional standards applicable in France, the financial statements of the company and the consolidated group for each of the fiscal years 1999, 2000 and 2001, approved by the Board of Directors. We expressed an unqualified opinion on such financial statements. Our report on the 2001 consolidated financial statements includes an emphasis of matter paragraph on the change in accounting method for employee retirement obligation and related benefits, to comply with the recommended method contained in regulation CRC 99–02 related to consolidated financial statements.

Based on the procedures performed, we have no matters to report regarding the fairness of the information relating to the financial situation and the financial statements presented in the Reference Document.

Paris and Neuilly-sur-Seine, 25th April 2002

The Statutory Auditors

Pierre Coll — Étienne Jacquemin

COB

In application of regulation COB 98–01, this Reference Document was filed with the *Commission des Opérations de Bourse* on 6th May 2002. This Reference Document may be used in connection with a financial transaction if it is accompanied by an Information Memorandum approved by the *Commission des Opérations de Bourse.*

Table of contents

The three volumes listed below together constitute the 2001 Reference Document of the L'Oréal group, which has been filed by the *Commission des Opérations de Bourse*, in accordance with its rule 98-01.

Volume 1 : General report of the group

Volume 2 : Consolidated financial statements

Volume 3 : Management report, L'Oréal S.A. financial statements and additional information

Table of concordance

In order to facilitate the reading of this 2001 Annual Report, filed as a Reference Document with the *Commission des Opérations de Bourse*, the following table of contents provides cross-references for the main headings set out in the instructions of COB rule no. 98-01.



http://www.loreal.com
http://www.loreal-finance.com

L'ORÉAL

Incorporated in France as a "Société Anonyme"
with registered capital of € 135,212,432
R.C. Paris B 632 012 100

Headquarters:
41, rue Martre
92117 Clichy - France
Tel.: +33 1 47 56 70 00
Fax: +33 1 47 56 80 02

Registered Office:
14, rue Royale
75008 Paris - France